Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

BALANCE SHEET

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

GRUPO FINANCIERO GALICIA S.A.

BALANCE SHEET

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Fiscal Year No. 16, commenced January 1, 2014

Legal Domicile: Tte. Gral. Juan D. Perón No. 430 – 25th floor, Buenos Aires, Argentina

Principal Line of Business: Financial and Investment Activities

Registration No. with the Corporation Control Authority (I.G.J.): 12,749

Sequential Number – Corporation Control Authority: 1,671,058

Date of Registration with the Corporation Control Authority (I.G.J.):

Date of Bylaws: September 30, 1999

Date of Latest Amendment to Bylaws: July 16, 2010

Date of Expiration of the Company’s Bylaws: June 30, 2100

Information on the Controlling Company

Company’s Name: EBA HOLDING S.A.

Principal Line of Business: Financial and Investment Activities

Interest Held by the Controlling Company in the Shareholders’ Equity as of 12.31.14: 21.63%

Interest held by the Controlling Company in the Votes as of 12.31.14: 57.98%

Capital Status as of 12.31.14 (Note 8 to the Financial Statements):

Figures Stated in Thousands of Pesos for “Subscribed”, “Paid-in” and “Registered” Shares

Shares
Amount	Type	Voting Rights per Share	Subscribed	Paid-in	Registered
281,221,650	Ordinary Class “A”, Face Value of 1	5	281,222	281,222	281,222
1,019,042,947	Ordinary Class “B”, Face Value of 1	1	1,019,043	1,019,043	1,019,043

1,300,264,597			1,300,265	1,300,265	1,300,265

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos

	Notes	12.31.14	12.31.13
Assets
Cash and Due from Banks		16,959,205	12,560,345

Cash		4,369,380	2,930,380
Financial Institutions and Correspondents		12,589,825	9,629,965
Argentine Central Bank (B.C.R.A.)		12,466,435	9,473,778
Other Local Financial Institutions		36,820	36,014
Foreign		86,570	120,173

Government and Private Securities	3	10,010,150	3,987,329

Holdings Recorded at Fair Market Value		2,446,230	742,873
Holdings Recorded at their Acquisition Cost plus the I.R.R.		316,773	1,137,013
Instruments Issued by the Argentine Central Bank		7,246,751	2,077,018
Investments in Listed Private Securities		396	30,425

Loans	4 and 5	66,608,201	55,264,926

To the Non-financial Public Sector		15,556	12,570
To the Financial Sector		192,545	632,838
Interbank Loans (Call Money Loans Granted)		182	135,000
Other Loans to Local Financial Institutions		150,058	462,927
Accrued Interest, Adjustments and Exchange Rate Differences Receivable		42,305	34,911
To the Non-financial Private Sector and Residents Abroad		69,015,019	56,748,165
Overdrafts		3,986,633	3,323,226
Promissory Notes		16,303,892	13,322,514
Mortgage Loans		1,661,062	1,803,375
Collateral Loans		499,971	480,707
Personal Loans		6,995,637	8,050,655
Credit Card Loans		37,348,043	27,388,708
Others		1,598,476	1,825,190
Accrued Interest, Adjustments and Exchange Rate Differences Receivable		970,185	826,668
Unearned Discount		(348,222)	(270,564)
Unallocated Collections		(658)	(2,314)
Allowances	6	(2,614,919)	(2,128,647)

Other Receivables Resulting from Financial Brokerage		6,797,613	5,696,143

Argentine Central Bank		1,377,804	1,048,268
Amounts Receivable for Spot and Forward Sales to be Settled		135,408	199,623
Securities Receivable under Spot and Forward Purchases to be Settled		250,822	248,613
Others Not Included in the Debtor Classification Regulations	7	3,581,004	2,505,274
Unlisted Notes	5	930,240	1,091,061
Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	8	117,016	15,068
Others Included in the Debtor Classification Regulations	5	591,041	664,859
Accrued Interest Receivable Included in the Debtor Classification Regulations	5	367	2,810
Allowances		(186,089)	(79,433)

Receivables from Financial Leases		1,047,963	1,128,067

Receivables from Financial Leases	5	1,039,579	1,121,026
Accrued Interest and Adjustments Receivable	5	21,443	23,024
Allowances		(13,059)	(15,983)

The accompanying notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos

	Notes	12.31.14	12.31.13
Equity Investments	9	51,795	89,953

In Financial Institutions		4,240	3,231
Others		49,488	87,334
Allowances		(1,933)	(612)

Miscellaneous Receivables		1,760,516	1,161,669

Receivables for Assets Sold	5	8,864	9,811
Minimum Presumed Income Tax – Tax Credit	1.15	10,844	16,899
Others	10	1,859,237	1,262,530
Other Accrued Interest and Adjustments Receivable		22,411	11,416
Allowances		(140,840)	(138,987)

Bank Premises and Equipment	11	1,553,718	1,394,243

Miscellaneous Assets	12	404,312	233,479

Intangible Assets	13	1,800,622	1,434,230

Goodwill		24,990	13,249
Organization and Development Expenses		1,775,632	1,420,981

Unallocated Items		13,564	4,022

Other Assets	14	306,819	201,417

Total Assets		107,314,478	83,155,823

The accompanying notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos

	Notes	12.31.14	12.31.13
Liabilities
Deposits		64,666,037	51,395,323

Non-financial Public Sector		1,674,488	1,706,215
Financial Sector		34,612	22,101
Non-financial Private Sector and Residents Abroad		62,956,937	49,667,007
Checking Accounts		15,281,662	11,990,174
Savings Accounts		16,897,334	11,801,077
Time Deposits		29,509,765	24,875,124
Investment Accounts		250,951	68,767
Others		469,506	505,869
Accrued Interest, Adjustments and Exchange Rate Differences Payable		547,719	425,996

Other Liabilities Resulting from Financial Brokerage		25,401,369	19,333,341

Argentine Central Bank		7,478	6,028
Others		7,478	6,028
Banks and International Entities		717,287	679,760
Unsubordinated Notes	16	7,869,526	5,787,631
Amounts Payable for Spot and Forward Purchases to be Settled		250,636	247,366
Securities to be Delivered under Spot and Forward Sales to be Settled		136,945	201,123
Loans from Local Financial Institutions		1,100,311	1,442,501
Interbank Loans (Call Money Loans Received)		3,000	105,500
Other Loans from Local Financial Institutions		1,080,386	1,321,031
Accrued Interest Payable		16,925	15,970
Balances from Forward Transactions without Delivery of Underlying Asset to be Settled	8	118,218	66,908
Others	17	14,946,540	10,725,506
Accrued Interest, Adjustments and Exchange Rate Differences Payable	16	254,428	176,518

Miscellaneous Liabilities		3,380,664	2,475,782

Directors’ and Syndics’ Fees		28,098	23,165
Others	18	3,352,566	2,452,617

Provisions	19	365,783	442,872

Subordinated Notes	16	2,065,815	1,656,297

Unallocated Items		39,924	15,532

Other Liabilities	20	367,436	287,488

Minority Interest in Controlled Companies		781,026	601,959

Total Liabilities		97,068,054	76,208,594

Shareholders’ Equity		10,246,424	6,947,229

Total Liabilities and Shareholders’ Equity		107,314,478	83,155,823

The accompanying notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos

Memorandum Accounts	Notes	12.31.14	12.31.13

Debit		115,620,165	91,306,310

Contingent		21,860,839	19,403,715

Loans Obtained (Unused Balances)		150,000	64,202
Guarantees Received		13,135,485	13,055,174
Others Included in the Debtor Classification Regulations		40,825	—
Others not Included in the Debtor Classification Regulations		—	16,780
Contingencies re. Contra Items		8,534,529	6,267,559

Control		71,321,827	48,697,309

Loans Classified as Irrecoverable		3,394,233	2,429,743
Others	21	65,387,606	44,930,819
Control re. Contra Items		2,539,988	1,336,747

Derivatives	8	16,072,977	17,068,790

“Notional” Value of Forward Transactions without Delivery of Underlying Asset		9,284,396	11,759,787
Interest Rate Swaps		240,269	919,365
Derivatives re. Contra Items		6,548,312	4,389,638

Trust Accounts		6,364,522	6,136,496

Trust Funds	22	6,364,522	6,136,496

Credit		115,620,165	91,306,310

Contingent		21,860,839	19,403,715

Loans Granted (Unused Balances) Included in the Debtor Classification Regulations	5	5,965,652	4,423,341
Guarantees Granted to the Argentine Central Bank		2,148	2,235
Other Guarantees Granted Included in the Debtor Classification Regulations	5	426,214	430,915
Other Guarantees Granted not Included in the Debtor Classification Regulations		686,551	619,906
Others Included in the Debtor Classification Regulations	5	737,862	725,563
Others not Included in the Debtor Classification Regulations		716,102	65,599
Contingencies re. Contra Items		13,326,310	13,136,156

Control		71,321,827	48,697,309

Checks and Drafts to be Credited		1,614,617	1,310,307
Others		925,371	26,440
Control re. Contra Items		68,781,839	47,360,562

Derivatives	8	16,072,977	17,068,790

“Notional” Value of Forward Transactions without Delivery of Underlying Asset		6,548,312	4,389,638
Derivatives re. Contra Items		9,524,665	12,679,152

Trust Accounts		6,364,522	6,136,496

Trust Liabilities re. Contra Items		6,364,522	6,136,496

The accompanying notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos

	Notes	12.31.14	12.31.13
Financial Income		19,860,096	13,075,661

Interest on Cash and Due from Banks		4	17
Interest on Loans to the Financial Sector		163,678	102,486
Interest on Overdrafts		1,570,043	911,887
Interest on Promissory Notes		3,758,362	2,499,879
Interest on Mortgage Loans		321,139	208,576
Interest on Collateral Loans		83,590	59,972
Interest on Credit Card Loans		6,567,266	4,308,803
Interest on Financial Leases		217,218	185,680
Interest on Other Loans		3,449,740	3,100,396
Net Income from Government and Private Securities		2,448,362	939,082
Interest on Other Receivables Resulting from Financial Brokerage		170,870	86,323
Net Income from Secured Loans - Decree No. 1387/01		3,780	2,492
C.E.R. Adjustment		1,400	904
Exchange Rate Differences on Gold and Foreign Currency		12,651	—
Others		1,091,993	669,164

Financial Expenses		10,320,678	6,170,055

Interest on Savings Account Deposits		2,028	4,927
Interest on Time Deposits		6,493,769	3,746,347
Interest on Interbank Loans Received (Call Money Loans)		20,504	15,788
Interest on Other Loans from Financial Institutions		128,025	93,471
Interest on Other Liabilities Resulting From Financial Brokerage		1,516,997	945,626
Interest on Subordinated Notes		310,056	156,150
Other Interest		81,186	28,335
Net Income from Options		—	2,487
C.E.R. Adjustment		377	125
Contributions Made to Deposit Insurance Fund		151,450	75,235
Exchange Rate Differences on Gold and Foreign Currency		—	152,581
Others	24	1,616,286	948,983

Gross Financial Brokerage Margin		9,539,418	6,905,606

Provision for Loan Losses		2,411,250	1,776,255

Income from Services		8,305,632	6,234,516

Related to Lending Transactions		1,674,174	1,535,585
Related to Borrowing Transactions		1,249,613	899,379
Other Commissions		238,183	183,894
Others	24	5,143,662	3,615,658

Expenses For Services		2,607,284	1,995,125

Commissions		1,231,912	927,242
Others	24	1,375,372	1,067,883

The accompanying notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED INCOME STATEMENT

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos

	Notes	12.31.14	12.31.13
Administrative Expenses		9,221,356	7,428,294

Personnel Expenses		5,199,661	4,289,804
Directors’ and Syndics’ Fees		85,201	63,923
Other Fees		236,527	211,711
Advertising and Publicity		413,927	382,949
Taxes		850,772	607,943
Depreciation of Bank Premises and Equipment	11	172,582	152,856
Amortization of Organization Expenses	13	332,197	247,255
Other Operating Expenses		1,143,316	904,103
Others		787,173	567,750

Net Income from Financial Brokerage		3,605,160	1,940,448

Income from Insurance Activities	25	1,238,029	904,895

Minority Interest		(229,910)	(208,651)

Miscellaneous Income		1,095,450	746,193

Net Income from Equity Investments		213,380	123,710
Penalty Interest		306,723	210,150
Loans Recovered and Allowances Reversed		297,327	260,390
Others	24	278,020	151,943

Miscellaneous Losses		378,667	327,237

Penalty Interest and Charges in favor of the Argentine Central Bank		64	687
Provisions for Losses on Miscellaneous Receivables and Other Provisions		209,958	212,171
C.E.R. Adjustment		1	49
Amortization of Differences Arising from Court Resolutions		4,803	8,791
Depreciation and Losses from Miscellaneous Assets	12	987	880
Amortization of Goodwill	13	7,767	1,993
Others	24	155,087	102,666

Net Income before Income Tax		5,330,062	3,055,648

Income Tax	1.14	1,992,272	1,231,995

Net Income for the Fiscal Year	27	3,337,790	1,823,653

The accompanying notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos

	Notes	12.31.14	12.31.13
Changes in Cash and Cash Equivalents
Cash at Beginning of Fiscal Year	29	15,823,881	11,323,978
Cash at Fiscal Year-end	29	23,054,015	15,823,881

Net Increase in Cash (in Constant Currency)		7,230,134	4,499,903

Causes for Changes in Cash (in Constant Currency)
Operating Activities
Net Collections/(Payments) for:
Government and Private Securities		(1,097,152)	(60,870)
Loans
To the Financial Sector		425,142	(78,908)
To the Non-financial Public Sector		85	(102)
To the Non-financial Private Sector and Residents Abroad		2,273,221	(1,803,510)
Other Receivables Resulting from Financial Brokerage		742,311	(64,803)
Receivables from Financial Leases		298,654	(95,385)
Deposits
From the Financial Sector		12,511	(13,697)
From the Non-financial Public Sector		(31,727)	454,681
From the Non-financial Private Sector and Residents Abroad		5,698,207	6,356,650
Other Liabilities Resulting from Financial Brokerage
Financing from the Financial Sector
Interbank Loans (Call Money Loans Received)		(123,004)	7,712
Others (Except from Liabilities Included in Financing Activities)		4,013,978	2,403,488
Collections related to Income from Services		10,184,091	7,644,716
Payments related to Expenses for Services		(2,291,464)	(1,777,454)
Administrative Expenses Paid		(9,515,786)	(7,592,083)
Payment of Organization and Development Expenses		(685,644)	(591,133)
Collection for Penalty Interest, Net		306,723	209,463
Differences Arising from Court Resolutions Paid		(4,803)	(8,791)
Collection of Dividends from Other Companies		76,347	39,058
Other Collections related to Miscellaneous Profits and Losses		125,447	161,487
Net Collections / (Payments) for Other Operating Activities
Other Receivables and Miscellaneous Liabilities		(1,468,794)	(1,132,957)
Other Operating Activities, Net		(332,264)	(55,392)
Income Tax and Minimum Presumed Income Tax Payment		(1,110,114)	(516,229)

Net Cash Flow Provided by Operating Activities		7,495,965	3,485,941

Investing Activities
Payments for Bank Premises and Equipment, Net		(284,117)	(258,161)
Payments for Miscellaneous Assets, Net		(209,024)	(141,892)
Payments for Equity Investments		(49,376)	(38,775)
Collections from Sale of Equity Investments		47,578	1,553

Net Cash Flow Used for Investing Activities		(494,939)	(437,275)

The accompanying notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos

	Notes	12.31.14	12.31.13
Financing Activities
Net Collections/(Payments) for:
Unsubordinated Notes		(282,489)	138,081
Argentine Central Bank
Others		1,450	2,391
Banks and International Entities		(235,854)	152,053
Subordinated Notes		(351,010)	(82,499)
Loans from Local Financial Institutions		(367,714)	246,710
Distribution of Dividends		(49,520)	(34,850)

Net Cash Flow (Used for) / Provided by Financing Activities		(1,285,137)	421,886

Financial Income and Holding Gain on Cash and Cash Equivalents (including Interest and Monetary Gain)		1,514,245	1,029,351

Net Increase in Cash		7,230,134	4,499,903

The accompanying notes 1 to 39 are an integral part of these consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 1. BASIS FOR THE PRESENTATION OF THE FINANCIAL STATEMENTS AND ACCOUNTING PRINCIPLES APPLIED

Grupo Financiero Galicia S.A. (the “Company”) was formed on September 14, 1999, as a financial services holding company organized under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A., a private-sector bank that offers a full spectrum of financial services both to individual and corporate customers.

PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS:

These consolidated financial statements, which stem from accounting records, have been stated in thousands of Argentine Pesos and are presented in line with the provisions of Argentine Central Bank’s (“B.C.R.A.”) Communiqué “A” 3147 and supplementary regulations regarding financial reporting requirements for the publication of annual financial statements, with the guidelines of Technical Pronouncements Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and with the regulations of the National Securities Commission (“C.N.V.”) (Text amended in 2013). These financial statements include the balances corresponding to the operations carried out by Grupo Financiero Galicia S.A. and its subsidiaries.

The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of its controlled companies, either directly or indirectly, which are detailed in Note 2.

Due to the fact that Banco de Galicia y Buenos Aires S.A. is the Company’s main equity investment, a financial institution subject to the Argentine Central Bank regulations, and pursuant to the regulations of the C.N.V. (text amended in 2013), the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A., which in some significant aspects differ from Argentine GAAP in force in Buenos Aires. (See Note 1.16).

Furthermore, the consolidated financial statements of Sudamericana Holding S.A. were prepared in accordance with the disclosure and valuation criteria approved by the Argentine Superintendence of Insurance; which in some aspects differ from Argentine GAAP in force in Buenos Aires, in particular as regards the valuation of investments in Secured Loans and certain Government Securities. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

These consolidated financial statements include the balances of its subsidiary abroad: Banco Galicia Uruguay S.A. (in liquidation). The conversion into Pesos of this subsidiary’s accounting balances was made according to the following:

i.	Assets and liabilities were converted into Pesos according to item 1.2 of this Note.

ii.	Allotted capital has been computed for the actually disbursed restated amounts.

iii.	Retained earnings were determined as the difference between assets, liabilities and the allotted capital.

iv.	Net income for the fiscal year was determined by the difference between retained earnings at the beginning of the fiscal year and retained earnings at fiscal year-end. The balances of income statement accounts were converted into Pesos applying the monthly average exchange rates recorded in each month of this fiscal year.

v.	The significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

CONSIDERATION OF THE EFFECTS OF INFLATION:

Argentine GAAP in force in Buenos Aires provide for financial statements to be stated in constant currency, pursuant to the provisions of Technical Pronouncements Nos. 6 and 17 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), as amended by Technical Pronouncement No. 39, approved by the Professional Council in Economic Sciences of Buenos Aires on April 16, 2014, as well as interpretation No. 8 of the F.A.C.P.C.E. These GAAP provisions provide for the adjustment for inflation to be applied upon an inflationary context, which is necessary when, among other considerations, there exists an accumulated rate of inflation reaching or exceeding 100% during three years, taking into consideration, for such purpose, the domestic wholesale price index published by the Argentine Institute of Statistics and Census. Financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, the adjustment for inflation having been discontinued from such date, pursuant to the provisions of Argentine GAAP in force in Buenos Aires and the requirements of Decree No. 664/03 of the National Executive Branch, Section 268 of General Resolution No. 7/2005 of the Corporation Control Authority, Communiqué “A” 3921 of the Argentine Central Bank and General Resolution No. 441/03 of the C.N.V. Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of Buenos Aires established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

Even though the variation of the index determined by the Argentine GAAP does not determine the application of the adjustment for inflation, pursuant to the aforementioned, when reading and analyzing these financial statements one should take into consideration the existence of successive fluctuations in significant economic variables, which took place during the past fiscal years.

COMPARATIVE INFORMATION:

The comparative information in the Balance Sheet, Schedules, Notes, Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flows and Cash Equivalents corresponds to the end of the previous fiscal year. Certain figures in the consolidated financial statements for the year ended December 31, 2013 have been reclassified for purposes of their presentation in comparative format with those for this fiscal year.

ACCOUNTING ESTIMATES:

The preparation of financial statements at a given date requires the Company to make estimates and assessments that affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities, as well as the income and expenses accrued for the fiscal year. In this regard, the Company makes estimates in order to calculate, at any given moment, the allowance for uncollectible receivables, the depreciation and amortization charges, the recoverable value of assets, the income tax charge and the provisions for contingencies, among others. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

MOST RELEVANT ACCOUNTING POLICIES:

1.1. ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interest accrued at fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.2. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Foreign currency assets and liabilities have been stated at the U.S. Dollar exchange rate set by the Argentine Central Bank, in force at the close of operations on the last working day of each month.

As of December 31, 2014 and December 31, 2013, balances in U.S. Dollars were converted applying the reference exchange rate (figures stated in Pesos: $ 8.552 and $ 6.5180, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. Dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

Interest receivable or payable has been accrued at fiscal year-end, where applicable.

1.3. GOVERNMENT AND PRIVATE SECURITIES

Argentine Central Bank regulations set forth, according to the assets’ most probable use, two valuation criteria for holdings of non-financial public sector debt instruments:

a. Fair Market Value: These holdings are government securities and monetary regulation instruments included in the volatilities or present values lists issued by the Argentine Central Bank.

These are recorded at the closing price for each class of securities in the corresponding markets or at their present value, plus the value of amortization and/or interest coupons due and receivable.

b. Acquisition Cost plus the I.R.R.: These include government securities and monetary regulation instruments issued by the Argentine Central Bank that are not included in the preceding item.

These holdings are recorded at their acquisition cost increased on an exponential basis according to their I.R.R. The monthly accrual is charged to income or an asset offset account, depending on the securities involved:

b.1. Government debt instruments subscribed through swap, payment or exchange by any other government debt instruments. In the case that the market value of each instrument is lower than its book value, 50% of the monthly accrual of the I.R.R. is charged against an asset offset account. Said offset account shall be reversed by charging to income to the extent its balance exceeds the positive difference between the market value and book value.

b.2. Monetary regulation instruments issued by the Argentine Central Bank. The monthly accrual of the I.R.R. is charged to income.

b.3. Government securities that were not subscribed through swap with no volatility or present value informed by the Argentine Central Bank. These are recorded at the present value of cash flows discounted by the internal rate of return of instruments with similar characteristics and duration and with volatility. When the book value exceeds the present value, the monthly accrual is recorded in an asset offset account.

b.4. Argentine Saving Bond for Economic Development (BAADE – Bono Argentino de Ahorro para el Desarrollo Económico) and Saving Promissory Note for Economic Development (Pagaré de Ahorro para el Desarrollo Económico), acquired through primary subscription. These are recorded at their acquisition cost, the monthly accrual of the I.R.R. being charged to income.

Furthermore, those instruments subject to be valued at the fair market value and then decided to be valued at their acquisition cost plus the I.R.R. may be recorded in this item, when the purpose thereof is to obtain contractual cash flows. In these cases, the maximum amount to be used shall not exceed net liquid assets of 40% of deposits.

As of December 31, 2014 and December 31, 2013, taking into account the above-mentioned valuation criteria, Grupo Financiero Galicia S.A. records its holdings according to the following:

1.3.1.	Holdings Recorded at Fair Market Value

These holdings include trading securities that were valued according to what is stated in item a. above.

The same criterion is applied to holdings of such securities used in loans, as guarantee, in transactions to be settled and in repo transactions, when appropriate.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.3.2.	Holdings Recorded at their Acquisition Cost plus the I.R.R.

In this account, the Company records Peso-denominated Bonds issued by Argentina at Badlar rate due 2015 (Bonar 2015), and the Argentine Saving Bond for Economic Development (BAADE), among others.

The holding of such securities has been valued pursuant to the criterion stated in item b. above.

The same criterion is applied to holdings of such securities used in loans, as guarantee, in transactions to be settled and in repo transactions, when appropriate.

1.3.3.	Investments in Listed Private Securities

These securities are valued at the fiscal year-end closing price in the corresponding market, less estimated selling costs, when applicable.

1.3.4.	Instruments Issued by the Argentine Central Bank

Holdings of instruments issued by the Argentine Central Bank which are included in the volatilities list have been valued at their closing price in the corresponding markets. The same criterion was applied to holdings of such securities used in loans, as guarantee, in transactions to be settled and in repo transactions, when appropriate.

Holdings of instruments issued by the Argentine Central Bank which are not included in the volatilities list have been valued at their acquisition cost increased on an exponential basis according to their I.R.R. The same criterion was applied to holdings of such securities used in loans, as guarantee and in repo transactions, when appropriate.

1.4. ACCRUAL OF ADJUSTMENTS, INTEREST, EXCHANGE RATE DIFFERENCES, PREMIUMS ON FUTURE TRANSACTIONS AND VARIABLE INCOME

For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis.

For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

For lending and borrowing transactions, which according to the legal and/or contractual conditions may be applicable, the adjustment by the C.E.R. has been accrued.

For lending transactions, the Company does not recognize interest accrual when debtors are classified in a non-accrual status.

1.5. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE

1.5.1.	Mutual Fund Units

The holdings of mutual fund units have been valued pursuant to the value published by the mutual fund manager at fiscal year-end, less estimated selling costs, when applicable.

1.5.2.	Financial Trust Debt Securities - Unlisted

Debt securities added at par have been valued at their technical value; the remaining holdings were valued at their acquisition cost increased on an exponential basis according to their I.R.R.

1.5.3.	Participation Certificates in Financial Trusts - Unlisted

Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities, which stem from the financial statements of the respective trusts, as modified by the application of the Argentine Central Bank regulations, when applicable.

Trusts — with government-sector assets as underlying assets — have been valued pursuant to the valuation criteria described in item 1.3.2 of this Note. In the particular case of the Participation Certificate in Galtrust I Financial Trust, it has been recorded according to what is stated in item 1.3.b.3 of this Note.

1.5.4.	Unlisted Notes

These have been valued at their acquisition cost increased on an exponential basis according to their I.R.R.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.6. RECEIVABLES FROM FINANCIAL LEASES

These receivables are recorded at the present value of the sum of periodic installments and residual values previously established and calculated pursuant to the terms and conditions agreed upon in the corresponding financial lease agreements by applying their I.R.R.

1.7. EQUITY INVESTMENTS

The Company’s equity investments in companies where it has a significant interest were valued pursuant to the equity method.

The remaining equity investments were valued at their acquisition cost plus, when applicable, uncollected cash dividends and stock dividends from capitalized profits. An allowance for impairment of value has been established on such equity investments where the book value exceeds the equity method value.

1.8. BANK PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS

Bank Premises and Equipment and Miscellaneous Assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Financial leases that mainly transfer risks and benefits inherent to the leased property are recognized at the beginning of the lease either by the cash value of the leased property or the present value of cash flows established in the financial lease, whichever lower.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 600 months for real estate, up to 120 months for furniture and fixtures, and no more than 60 months for other assets.

The updated residual value of the assets, taken as a whole, does not exceed their value-in-use at fiscal year-end.

1.9. INTANGIBLE ASSETS

Intangible assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated amortization.

Amortization has been recognized on a straight-line basis over 120 months for “Goodwill” and over 60 months for “Organization and Development Expenses”.

Effective March 2003, the Argentine Central Bank established that the difference between the amount paid for compliance with court resolutions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree No. 214/02 and supplementary regulations, and the amount resulting from converting deposits at the $ 1.40 per U.S. Dollar exchange rate adjusted by the C.E.R. and interest accrued up to the payment date must also be recorded under this account.

As of December 31, 2014 and December 31, 2013, this item has been fully amortized; thus total accumulated amortization amounts to $ 896,617 and $ 891,814, respectively.

Banco de Galicia y Buenos Aires S.A. carried out the abovementioned amortization for the purposes of complying with the provisions set forth by the Argentine Central Bank only. However, the Bank has repeatedly reserved its right to make claims in view of the negative effect caused on its financial condition by the reimbursement of deposits originally in U.S. Dollars pursuant to court orders, which exceeded the amount established in the aforementioned regulation. On November 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested the National Executive Branch, with a copy to the Ministry of Economy (“MECON”) and to the Argentine Central Bank, the payment of due compensation for the losses incurred that were generated by the “asymmetric pesification” and especially for the negative effect on its financial condition caused by court resolutions.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

In June 2014, through Resolution No. 365, the Ministry of Economy and Public Finance rejected the administrative claim filed by Banco de Galicia y Buenos Aires S.A., being the Bank entitled to bring legal actions. Before the expiration of the term to bring legal actions, on December 4, 2014, Banco de Galicia y Buenos Aires S.A.’s Board of Directors decided not to continue with such claim.

1.10. MISCELLANEOUS LIABILITIES

1.10.1.	Liabilities – Customers Fidelity Program “Quiero”

The fair value of the points assigned to customers through the “Quiero” Program is estimated. Said value is assessed by means of the use of a mathematical model that takes into account certain assumptions of exchange percentages, the cost for the exchanged points based on the combination of available products and the preferences of the Bank’s customers, as well as the expiration term of the customers’ non-exchanged points. As of December 31, 2014 and December 31, 2013, the liabilities recorded under “Miscellaneous Liabilities – Others” for its customers’ non-exchanged points amounted to $ 202,465 and $ 129,535, respectively.

1.11. ALLOWANCES AND PROVISIONS

1.11.1.	Allowances for Loan Losses and Provisions for Contingent Commitments

These have been established based upon the estimated default risk of Grupo Financiero Galicia S.A.’s credit assistance granted through its subsidiaries, which results from an evaluation of debtors’ compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

1.11.2.	Severance Payments

The Company directly charges severance payments to expenses.

The amounts that the Company may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under “Liabilities – Provisions for Severance Payments”.

1.11.3.	Liabilities – Other Provisions

Provisions have been set up to cover contingent situations related to labor, commercial, legal, civil and tax issues and other miscellaneous risks that are likely to occur.

1.12. NEGATIVE GOODWILL

The Company recorded a negative goodwill. This stems from the difference between the acquisition cost paid for the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and the value of assets and liabilities purchased as of September 30, 2010. Such negative goodwill is recorded under the “Liabilities – Provisions” caption. As of December 31, 2014 and December 31, 2013, it amounts to $ 49,562 and $ 148,685, respectively, net of amortizations.

The negative goodwill is charged to Income on a straight-line basis during 60 months, pursuant to the Argentine Central Bank regulations in that regard.

1.13. DERIVATIVES AND HEDGING TRANSACTIONS

They have been recorded as stated in Note 8.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.14. INCOME TAX

Pursuant to the Argentine Central Bank regulations, for the subsidiaries Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A., income tax charge is determined by applying the effective tax rate to the estimated taxable income, without considering the effect of any temporary differences between taxable and book income.

1.15. MINIMUM PRESUMED INCOME TAX

The minimum presumed income tax is determined at the effective rate of 1% of the computable assets at fiscal year-end. Since this tax is supplementary to the income tax, the Company’s tax liability for each fiscal year is to coincide with the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years. The recognition of this right and its realization stem from the ability to generate future taxable income sufficient for offsetting purposes.

Based on the foregoing, as of December 31, 2014 and December 31, 2013, the Company has assets for $ 10,842 and $ 16,899, respectively.

1.16. DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK REGULATIONS AND ARGENTINE GAAP IN FORCE IN BUENOS AIRES

The main differences between the valuation and disclosure criteria applied to these consolidated financial statements and Argentine GAAP in force in Buenos Aires are detailed below:

1.16.1.	Accounting for Income Tax according to the Deferred Tax Method

The subsidiaries Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. determine the income tax charge by applying the effective tax rate to the estimated taxable income, without considering the effect of any temporary differences between book and taxable income.

Pursuant to Argentine GAAP in force, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or tax credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion, based on projections prepared by the aforementioned subsidiaries, would determine deferred tax assets amounting to $ 337,726 as of December 31, 2014 and to $ 252,945 as of December 31, 2013.

1.16.2.	Valuation of Government Securities

Argentine Central Bank regulations set forth specific valuation criteria for government securities recorded at their acquisition cost plus the I.R.R., which are described in 1.3.b. of this Note. Pursuant to Argentine GAAP in force in Buenos Aires, the above-mentioned assets must be valued at their current value.

As of December 31, 2014 and December 31, 2013, the application of this criterion would determine an increase in Shareholders’ Equity of about $ 7,958 and $ 43,220, respectively, due to the securities held by Banco de Galicia y Buenos Aires S.A.

1.16.3.	Allowances for Receivables from the Non-Financial Public Sector

Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against the public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.16.4.	Debt Securities and Participation Certificates in Financial Trusts

Had the Participation Certificate in Galtrust I Financial Trust been marked to market, Banco de Galicia y Buenos Aires S.A.’s Shareholders’ Equity would have been reduced by $ 5,982 as of December 31, 2014 and by $ 8,599 as of December 31, 2013.

1.16.5.	Negative Goodwill

A negative goodwill has been recorded which corresponds to the difference between the acquisition cost paid for the companies Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A. and their equity method value estimated at the moment of the purchase. Such negative goodwill is recorded under the “Liabilities – Provisions” account.

Pursuant to the Argentine Central Bank regulations, the negative goodwill has to be charged to income associated with the origination of the negative goodwill, not to exceed a 60-month straight-line method amortization. Pursuant to Argentine GAAP, the negative goodwill that is not related to expenses estimations or estimated future losses should be recognized as a gain at the time of the purchase.

As of December 31, 2014 and December 31, 2013, the negative goodwill balance amounts to $ 49,562 and $ 148,685, respectively.

1.16.6.	Restructured Loans and Liabilities

Restructured loans and financial obligations are valued based on the actually restructured principal amounts plus accrued interest and principal adjustments, when applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

1.16.7.	Conversion of Financial Statements

The conversion into Pesos of the financial statements of the foreign subsidiary for the purposes of their consolidation, made in accordance with the Argentine Central Bank regulations, differs from Argentine GAAP. Argentine GAAP require that: a) the measurements in the financial statements be converted into Pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate of the financial statements’ date; and b) the measurements in the financial statements be converted into Pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at period-end currency, when applicable due to the application of Technical Pronouncement No. 17. Exchange-rate differences arising from conversion of the financial statements shall be treated as financial income or expenses, when appropriate.

The application of this criterion that replaces what has been stated in this Note does not have a significant impact on the consolidated financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

1.16.8.	Penalties Imposed on and Summary Proceedings Brought against Financial Institutions

Communiqué “A” 5689 of the Argentine Central Bank provides for that, as from January 2015, financial institutions shall establish provisions for 100% of the administrative and/or disciplinary penalties, and those of a criminal nature with a judgment from a lower court, imposed or commenced by the Argentine Central Bank, the Financial Information Unit (U.I.F. as per its initials in Spanish - Unidad de Información Financiera), the C.N.V. and the Argentine Superintendency of Insurance, which Banco de Galicia y Buenos Aires S.A. has been notified of, regardless of their level of importance, even when there are legal or administrative measures that stop the payment of fines, and whichever the legal stage of the case. Furthermore, it provides that financial institutions shall include such penalties in a note to the financial statements, whether they are determined or not, as well as the summary proceedings commenced by the Argentine Central Bank, as from the moment the institution is given notice thereof.

Pursuant to Argentine GAAP in force in Buenos Aires, such contingencies shall be recorded under liabilities when the possibility their effects take place is high and they can be appropriately determined in terms of currency. These shall as well be informed in notes to the financial statements. Contingencies which occurrence is considered to be remote shall not be included in the financial statements or the notes thereto, while those with which the possibility of occurrence is not considered remote, but do not meet the requirements to be recorded under liabilities, shall only be informed in notes to the financial statements.

1.17. ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (I.F.R.S.) BY THE C.N.V.

The C.N.V. has established the application of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which adopts the International Financial Reporting Standards issued by the I.A.S.B. (International Accounting Standards Board) for certain entities included within the public offering system, whether because of their capital or their notes, or because they have requested to be included in such system, for financial statements corresponding to fiscal years started as from January 1, 2012.

The adoption of such standards is not applicable to the Company since the C.N.V., in Article 2 – Section I – Chapter I of Title IV: Periodic Reporting System of the C.N.V. (text amended in 2013), exempts banks, insurance companies and companies that invest in banks and insurance companies.

With regard to the requirements set forth in the aforementioned article, the following is detailed:

•	Grupo Financiero Galicia S.A.’s corporate purpose is exclusively related to financial and investment activities;

•	The interest in Banco de Galicia y Buenos Aires S.A. accounts for 94.39% of Grupo Financiero Galicia S.A.’s assets, being the Company’s main asset;

•	95.37% of Grupo Financiero Galicia’s income stems from the interest in Banco de Galicia y Buenos Aires S.A.’s income; and

•	Grupo Financiero Galicia S.A. has a 100% interest in Banco de Galicia y Buenos Aires S.A., thus having control over such institution. (See also Note 2 to the consolidated financial statements).

In February 2014, the Argentine Central Bank decided financial institutions should comply with the I.F.R.S., effective for fiscal years commenced on January 1, 2018. During this fiscal year, the Argentine Central Bank disclosed the content and formalities the Implementation Plan for compliance with the I.F.R.S should have, which Plan shall be approved by Banco de Galicia y Buenos Aires S.A.’s Board of Directors and submitted before March 31, 2015.

Through the Risk Management Committee, Banco de Galicia y Buenos Aires S.A.’s Board of Directors has become aware of the roadmap established by the Argentine Central Bank and has appointed a coordinator and an alternate coordinator, who shall be in charge of preparing the implementation plan, among other tasks.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 2. CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding Grupo Financiero Galicia’s consolidated controlled companies is detailed as follows:

Information as of:	12.31.14
	Direct and Indirect Holding
	Shares		Percentage of Equity Investment Held in
Issuing Company	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	562,326,651	100.00000	100.00000
Banco Galicia Uruguay S.A. (In liquidation) (**)	Ordinary	110,530	100.00000	100.00000
Cobranzas Regionales S.A. (***)	Ordinary	7,700	77.00000	77.00000
Cobranzas y Servicios S.A.	Ordinary	475,728	100.00000	100.00000
Compañía Financiera Argentina S.A.	Ordinary	557,562,500	100.00000	100.00000
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	20,000	100.00000	100.00000
Galicia Broker Asesores de Seguros S.A.	Ordinary	71,310	99.99439	99.99439
Galicia Retiro Compañía de Seguros S.A.	Ordinary	7,727,271	99.99991	99.99991
Galicia Seguros S.A.	Ordinary	1,830,883	99.99978	99.99978
Galicia Valores S.A.	Ordinary	1,000,000	100.00000	100.00000
Galicia Warrants S.A.	Ordinary	1,000,000	100.00000	100.00000
Net Investment S.A.	Ordinary	12,000	100.00000	100.00000
Procesadora Regional S.A.	Ordinary	12,709,967	78.15000	78.15000
Sudamericana Holding S.A.	Ordinary	185,653	100.00000	100.00000
Tarjeta Naranja S.A. (****)	Ordinary	1,848	77.00000	77.00000
Tarjetas Cuyanas S.A. (****)	Ordinary	2,489,628	77.00000	77.00000
Tarjetas del Mar S.A. (****)	Ordinary	4,880,429	61.15874	61.15874
Tarjetas Regionales S.A. (*)	Ordinary	829,886,212	77.00000	77.00000

(*)	Ordinary shares A and B.
(**)	With a F.V. of 1000. During this fiscal year, the Extraordinary Shareholders’ Meeting of Banco Galicia Uruguay S.A. (In liquidation) decided to redeem shares for an amount equivalent to US$ 3,337.
(***)	With a F.V. of 100.
(****)	With a F.V. of 10.

Information as of:	12.31.13
	Direct and Indirect Holding
	Shares		Percentage of Equity Investment Held in
Issuing Company	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	560,199,603	99.62174%	99.62174%
Banco Galicia Uruguay S.A. (In liquidation) (**)	Ordinary	173,960	99.62174%	99.62174%
Cobranzas Regionales S.A. (***)	Ordinary	7,671	76.70874%	76.70874%
Cobranzas y Servicios S.A.	Ordinary	473,217	99.47222%	99.47222%
Compañía Financiera Argentina S.A.	Ordinary	555,516,744	99.63309%	99.63309%
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	19,924	99.62174%	99.62174%
Galicia Broker Asesores de Seguros S.A.	Ordinary	71,276	99.94711%	99.99439%
Galicia Cayman S.A.	Ordinary	16,580,168	99.62174%	99.62174%
Galicia Retiro Compañía de Seguros S.A.	Ordinary	7,723,617	99.95263%	99.95263%
Galicia Seguros S.A.	Ordinary	1,830,017	99.95250%	99.95250%
Galicia Valores S.A.	Ordinary	996,331	99.63309%	99.63309%
Galicia Warrants S.A.	Ordinary	999,527	99.95272%	99.95272%
Net Investment S.A.	Ordinary	11,994	99.95272%	99.95272%
Procesadora Regional S.A.	Ordinary	12,661,890	77.85439%	77.85439%
Sudamericana Holding S.A.	Ordinary	185,565	99.95272%	99.95272%
Tarjeta Naranja S.A. (****)	Ordinary	1,841	76.70874%	76.70874%
Tarjetas Cuyanas S.A. (****)	Ordinary	2,480,211	76.70874%	76.70874%
Tarjetas del Mar S.A. (****)	Ordinary	3,771,369	99.56196%	99.56196%
Tarjetas Regionales S.A. (*)	Ordinary	826,747,094	76.70874%	76.70874%

(*)	Ordinary shares A and B. It includes 25,454,193 ordinary class “B” shares incorporated due to the Merger described in Note 16 to the Financial Statements.
(**)	With a F.V. of 1000.
(***)	With a F.V. of 100.
(****)	With a F.V. of 10.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Information as of:	12.31.14
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	88,745,948	78,846,696	9,899,252	3,158,416
Banco Galicia Uruguay S.A. (In liquidation)	54,174	5,482	48,692	(5,075)
Cobranzas Regionales S.A.	31,828	13,479	18,349	3,614
Cobranzas y Servicios S.A.	59,864	18,147	41,717	15,137
Compañía Financiera Argentina S.A.	3,713,415	2,590,783	1,122,632	112,708
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	79,547	25,268	54,279	50,357
Sudamericana Holding S.A.	400,339	13,279	387,060	115,580
Galicia Retiro Compañía de Seguros S.A.	109,980	93,546	16,434	241
Galicia Seguros S.A.	841,475	533,796	307,679	115,680
Galicia Valores S.A.	157,036	115,697	41,339	15,891
Galicia Warrants S.A.	46,313	19,135	27,178	12,783
Net Investment S.A.	179	6	173	24
Procesadora Regional S.A.	26,221	7,693	18,528	2,638
Galicia Broker Asesores de Seguros S.A.	11,075	6,028	5,047	1,626
Tarjeta Naranja S.A.	13,866,206	11,435,447	2,430,759	619,025
Tarjetas Cuyanas S.A.	3,263,641	2,680,939	582,702	195,763
Tarjetas del Mar S.A.	711,249	599,837	111,412	29,577
Tarjetas Regionales S.A.	3,225,285	23,019	3,202,266	833,825

Information as of:	12.31.13
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	69,000,176	62,259,340	6,740,836	1,836,883
Banco Galicia Uruguay S.A. (In liquidation)	80,558	17,826	62,732	2,806
Cobranzas Regionales S.A.	24,863	10,128	14,735	6,190
Cobranzas y Servicios S.A.	30,899	4,319	26,580	3,275
Compañía Financiera Argentina S.A.	3,641,812	2,631,888	1,009,924	139,318
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	33,260	9,338	23,922	15,734
Galicia Broker Asesores de Seguros S.A.	4,337	2,752	1,585	1,005
Galicia Cayman S.A.	435,521	—	435,521	8,080
Galicia Retiro Compañía de Seguros S.A.	96,832	81,772	15,060	1,383
Galicia Seguros S.A.	634,484	383,467	251,017	86,626
Galicia Valores S.A.	55,719	30,271	25,448	4,461
Galicia Warrants S.A.	42,890	17,485	25,405	11,974
Net Investment S.A.	160	11	149	7
Procesadora Regional S.A.	25,835	9,945	15,890	(1,148)
Sudamericana Holding S.A.	291,079	3,510	287,569	92,580
Tarjeta Naranja S.A.	10,905,765	8,963,681	1,942,084	489,713
Tarjetas Cuyanas S.A.	2,294,619	1,871,085	423,534	146,380
Tarjetas del Mar S.A.	453,826	403,910	49,916	15,642
Tarjetas Regionales S.A.	2,512,228	8,534	2,503,694	647,709

On February 25, 2014, Grupo Financiero Galicia S.A.’s Board of Directors resolved the following: (i) to issue the statement of willingness to acquire provided for in Section 91, Subsection b) of Law No. 26831, with regard to all the remaining shares of Banco de Galicia y Buenos Aires S.A. held by third parties; (ii) to approve the criterion suggested by the Management Division on the fair price provided for in Section 94, second paragraph, of Law No. 26831, and establish it in $ 23.22 (figure stated in Pesos) for each remaining share held by third parties; (iii) to request the National Securities Commission to allow the immediate withdrawal of Banco de Galicia y Buenos Aires S.A. from the public offering and listing at the Buenos Aires Stock Exchange, under the terms of Section 94, third paragraph, of Law No. 26831; (iv) to appoint Banco de Galicia y Buenos Aires S.A. as the financial institution where Grupo

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Financiero Galicia S.A. shall deposit the amount corresponding to the total value of Banco de Galicia y Buenos Aires S.A.’s remaining shares; and (v) to give Banco de Galicia y Buenos Aires S.A. notice of the statement of willingness to acquire.

On April 24, 2014, the Board of Directors of the C.N.V. approved the unilateral statement of willingness to acquire issued by the Company. Thus, on May 6, 2014, the amount corresponding to the total value of Banco de Galicia y Buenos Aires S.A.’s remaining shares was deposited. The C.N.V.’s approval of the aforementioned proceedings was registered with the Corporation Control Authority (I.G.J.) on July 14, 2014.

On August 4, 2014, the statement of willingness to acquire was executed by public deed, what makes Grupo Financiero Galicia S.A. the owner, by operation of law, of all of Banco de Galicia y Buenos Aires S.A.’s existing shares, pursuant to the provisions of Section 95 of Law No. 26831. The unilateral statement of willingness to acquire was registered with the Corporation Control Authority (I.G.J.) on September 12, 2014.

On April 7, 2014, Banco de Galicia y Buenos Aires S.A. presented Grupo Financiero Galicia S.A. with an offer to sell 19,000 shares of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión, representing 95% of the aforementioned company’s capital stock, was the offer considered accepted at the time the buyer made a payment equivalent to 25% of the total purchase price. On April 15, 2014, Grupo Financiero Galicia S.A.’s Board of Directors approved the purchase of 95% of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión’s capital stock, and paid 25% of the total agreed price, which amounted to $ 39,482. The remaining 75% was paid on October 10, 2014.

During the fiscal year, Galicia Cayman Ltd. transferred its domicile to the Republic of Argentina. The company was registered at the Bureau of Legal Entities (Dirección de Personas Jurídicas) of the Province of Mendoza under the name Galicia Cayman S.A.

Banco de Galicia y Buenos Aires S.A.’s Extraordinary Shareholders’ Meeting held in November 2014 approved the merger by absorption of Galicia Cayman S.A., effective since October 1, 2014, as agreed in the Preliminary Merger Agreement entered into by the aforementioned companies. The merger by absorption of Galicia Cayman S.A.’s Shareholders’ Equity into Banco de Galicia y Buenos Aires S.A. led to the dissolution without liquidation of the former pursuant to the provisions of Section 82 of the Corporations Law.

Tarjetas del Mar S.A.’s General Extraordinary Shareholders’ Meeting, held in May 2014, decided to increase the capital stock in the amount of $ 31,919, which was completely subscribed for by Sociedad Anónima Importadora y Exportadora de la Patagonia. By virtue of the aforementioned decision, the company’s capital stock is composed of as follows: Banco de Galicia y Buenos Aires S.A.: 58.8% interest; Compañía Financiera Argentina S.A.: 1.2% interest; Sociedad Anónima Importadora y Exportadora de la Patagonia: 40% interest.

The percentage of the controlled companies’ Shareholders’ Equity owned by third parties has been disclosed in the Balance Sheet, under the “Minority Interest in Consolidated Controlled Companies” account.

The gain (loss) on the minority interest is disclosed in the Income Statement under “Minority Interest Gain (Loss)”.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The minority interest percentages at fiscal year-end are the following:

Information as of:	12.31.14	12.31.13
Banco de Galicia y Buenos Aires S.A.	—	0.37826%
Banco Galicia Uruguay S.A. (In liquidation)	—	0.37826%
Cobranzas Regionales S.A.	23.00000%	23.29126%
Cobranzas y Servicios S.A.	—	0.52778%
Compañía Financiera Argentina S.A.	—	0.36691%
Galicia Cayman S.A.	—	0.37826%
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	—	0.37826%
Galicia Broker Asesores de Seguros S.A.	0.00561%	0.05289%
Galicia Retiro Compañía de Seguros S.A.	0.00007%	0.04735%
Galicia Seguros S.A.	0.00022%	0.04750%
Galicia Valores S.A.	—	0.37792%
Galicia Warrants S.A.	—	0.04728%
Net Investment S.A.	—	0.04728%
Procesadora Regional S.A.	21.85000%	22.14561%
Sudamericana Holding S.A.	—	0.04728%
Tarjeta Naranja S.A.	23.00000%	23.29126%
Tarjetas Cuyanas S.A.	23.00000%	23.29126%
Tarjetas del Mar S.A.	38.84126%	0.43804%
Tarjetas Regionales S.A.	23.00000%	23.29126%

NOTE 3. GOVERNMENT AND PRIVATE SECURITIES

As of December 31, 2014 and December 31, 2013, holdings of government and private securities were as follows:

	12.31.14	12.31.13
Government Securities
Holdings Recorded at Fair Market Value
Government Bonds	2,446,230	742,873

Total Holdings Recorded at Fair Market Value	2,446,230	742,873

Holdings Recorded at their Acquisition Cost plus the I.R.R.
Government Bonds	316,773	1,137,013

Total Holdings Recorded at their Acquisition Cost plus the I.R.R.	316,773	1,137,013

Instruments Issued by the Argentine Central Bank
Argentine Central Bank Bills at Fair Market Value	3,581,267	948,838
Argentine Central Bank Bills for Repo Transactions	16,768	—
Argentine Central Bank Bills at Acquisition Cost plus the I.R.R.	3,648,716	1,110,230
Argentine Central Bank Notes at Fair Market Value	—	17,950

Total Instruments Issued by the Argentine Central Bank	7,246,751	2,077,018

Total Government Securities	10,009,754	3,956,904

Private Securities
Shares	396	—
Notes (Listed)	—	30,425

Total Private Securities	396	30,425

Total Government and Private Securities	10,010,150	3,987,329

NOTE 4. LOANS

The lending activities carried out by Grupo Financiero Galicia S.A. through its subsidiaries are as follows:

a.	Loans to the Non-financial Public Sector: They are primarily loans to the National Government and to Provincial Governments.
b.	Loans to the Financial Sector: They represent loans to banks and local financial institutions.
c.	Loans to the Non-financial Private Sector and Residents Abroad: They include the following types of loans: Overdrafts: Short-term obligations issued in favor of customers.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Promissory Notes: Endorsed promissory notes, discount and factoring.

Mortgage Loans: Loans for the purchase of real estate for housing purposes, secured by such purchased real estate or commercial loans secured by real estate mortgages.

Collateral Loans: Loans in which a pledge is granted as collateral, as an integral part of the loan instrument.

Credit Card Loans: Loans granted to credit card holders.

Personal Loans: Loans to natural persons.

Others: This item primarily involves export prefinancing loans and short-term placements in banks abroad.

According to the Argentine Central Bank regulations, the loan portfolio breaks down as follows: The non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, the Company must disclose the type of collateral established on the applicable loans to the non-financial private sector.

As of December 31, 2014 and December 31, 2013, the classification of the loan portfolio was as follows:

	12.31.14	12.31.13
Non-financial Public Sector	15,556	12,570
Financial Sector	192,545	632,838
Non-financial Private Sector and Residents Abroad	69,015,019	56,748,165
With Preferred Guarantees	2,694,778	2,433,356
With Other Collateral	9,462,570	8,257,006
With No Collateral	56,857,671	46,057,803

Subtotal	69,223,120	57,393,573

Allowance for Loan Losses	(2,614,919)	(2,128,647)

Total	66,608,201	55,264,926

Said loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

NOTE 5. STATEMENT OF DEBTORS’ STATUS

The loan portfolio classification pursuant to the loan classification criteria set forth by the Argentine Central Bank is detailed as follows:

COMMERCIAL LOAN PORTFOLIO

Classification:	Description
Normal	Cash flow analysis shows that the customer is widely able to meet all of its financial commitments. Among the indicators that can reflect this situation, the following are worth noting: The customer shows a liquid financial situation, regularly complies with the payment of its obligations, has a qualified and honest management, has an appropriate information system, belongs to a sector of the economic activity or to a business sector that shows an acceptable future trend and is competitive with regard to the activities it conducts.

With Special Follow-Up – Under Observation	Cash flow analysis shows, at the time of carrying out the analysis, that the customer is able to meet all of its financial commitments. However, there are possible situations that, in case they are not duly controlled or else solved, could compromise the customer’s future repayment capacity.

With Special Follow-Up - Under Negotiation or under Refinancing Agreements.	This category includes those customers who, when unable to meet their financial commitments pursuant to the terms and conditions agreed, irrefutably state their intention to refinance their debt.

With Problems	Cash flow analysis shows that the customer is unable to meet its financial commitments in a normal manner and that, in case such problems are not solved, they could result in a loss for the financial institution.

High Risk of Insolvency	Cash flow analysis shows that the customer is highly unlikely to meet all of its financial commitments.

Uncollectible	Customers’ debts included in this category are considered uncollectible. Even though there is some possibility of recovering these assets under certain circumstances in the future, it is evident they are uncollectible at the time of the analysis.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

CONSUMER AND HOUSING LOAN PORTFOLIO

Classification:	Description
Normal Performance	This category includes customers who duly and timely comply with the payment of their commitments, or else with payment in arrears of less than 31 days. Provisional overdrafts shall be considered normal until day 61 from the granting date.

Inadequate Performance	It includes customers with occasional late payments at the time of meeting their commitments, with payments in arrears of more than 31 days and up to 90 days.

Deficient Performance	This category includes customers who show some inability to meet their commitments, with payments in arrears of more than 90 days and up to 180 days.

Difficult Collection	It includes customers with payments in arrears of more than 180 days and up to one year, or who are subject to judicial proceedings for collection, if their payments in arrears do not exceed one year.

Uncollectible	This category includes insolvent or bankrupt customers, with little or no possibility of collection, or with payments in arrears in excess of one year.

The category “financing” includes the items with regard to which debtors should be classified, from the point of view of the debtors’ creditworthiness, recorded under the accounts detailed below:

	12.31.14	12.31.13
Loans	69,223,120	57,393,573
Other Receivables Resulting from Financial Brokerage	1,521,648	1,758,730
Receivables from Financial Leases	1,061,022	1,144,050
Miscellaneous Receivables	8,864	9,811
Contingent Liabilities	7,170,553	5,579,819

Total	78,985,207	65,885,983

As of December 31, 2014 and December 31, 2013, the classification of debtors was as follows:

	12.31.14	12.31.13
COMMERCIAL LOAN PORTFOLIO
Normal	27,061,653	25,414,059

Backed by Preferred Guarantees and Counter-guarantees “A”	447,835	248,638
Backed by Preferred Guarantees and Counter-guarantees “B”	2,012,876	2,195,364
With No Preferred Guarantees or Counter-guarantees	24,600,942	22,970,057

With Special Follow-Up – Under Observation	287,414	72,226

Backed by Preferred Guarantees and Counter-guarantees “A”	1,200	—
Backed by Preferred Guarantees and Counter-guarantees “B”	68,426	20,182
With No Preferred Guarantees or Counter-guarantees	217,788	52,044

With Problems	30,311	72,598

Backed by Preferred Guarantees and Counter-guarantees “A”	3,275	—
Backed by Preferred Guarantees and Counter-guarantees “B”	925	16,649
With No Preferred Guarantees or Counter-guarantees	26,111	55,949

High Risk of Insolvency	50,773	62,834

Backed by Preferred Guarantees and Counter-guarantees “B”	28,101	6,905
With No Preferred Guarantees or Counter-guarantees	22,672	55,929

Uncollectible	5	1,905

Backed by Preferred Guarantees and Counter-guarantees “B”	—	1,734
With No Preferred Guarantees or Counter-guarantees	5	171

Total Commercial Loan Portfolio	27,430,156	25,623,622

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

	12.31.14	12.31.13
CONSUMER AND HOUSING LOAN PORTFOLIO
Normal	47,911,247	37,132,132

Backed by Preferred Guarantees and Counter-guarantees “A”	24,108	5,694
Backed by Preferred Guarantees and Counter-guarantees “B”	1,209,530	970,779
With No Preferred Guarantees or Counter-guarantees	46,677,609	36,155,659

Low Risk	1,219,774	1,182,258

Backed by Preferred Guarantees and Counter-guarantees “A”	357	—
Backed by Preferred Guarantees and Counter-guarantees “B”	11,129	11,066
With No Preferred Guarantees or Counter-guarantees	1,208,288	1,171,192

Medium Risk	761,724	675,788

Backed by Preferred Guarantees and Counter-guarantees “B”	7,414	5,925
With No Preferred Guarantees or Counter-guarantees	754,310	669,863

High Risk	1,340,987	866,879

Backed by Preferred Guarantees and Counter-guarantees “A”	85	134
Backed by Preferred Guarantees and Counter-guarantees “B”	8,413	3,938
With No Preferred Guarantees or Counter-guarantees	1,332,489	862,807

Uncollectible	317,835	402,635

Backed by Preferred Guarantees and Counter-guarantees “B”	8,912	5,808
With No Preferred Guarantees or Counter-guarantees	308,923	396,827

Uncollectible due to Technical Reasons:	3,484	2,669

With No Preferred Guarantees or Counter-guarantees	3,484	2,669

Total Commercial and Housing Loan Portfolio	51,555,051	40,262,361

Grand Total	78,985,207	65,885,983

The management and mitigation of credit risk are described in Note 36 on risk management policies.

NOTE 6. ALLOWANCES FOR LOAN LOSSES

The changes in allowances for loan losses as of December 31, 2014 and December 31, 2013 were the following:

	12.31.14	12.31.13
Balances at Beginning of Fiscal Year	2,128,647	1,731,954
Increases	2,327,363	1,700,450
Decreases	1,841,091	1,303,757
Reversals	1,000	—
Uses	1,840,091	1,303,757

Balances at Fiscal Year-end	2,614,919	2,128,647

NOTE 7. OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE – OTHERS NOT INCLUDED IN THE DEBTOR CLASSIFICATION REGULATIONS

As of December 31, 2014 and December 31, 2013, the breakdown of the account “Others Not Included in the Debtor Classification Regulations” was the following:

	12.31.14	12.31.13
Unlisted Participation Certificates and Debt Securities in Financial Trusts	1,889,597	1,797,587
Others	1,691,407	707,687

Total	3,581,004	2,505,274

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 8. DERIVATIVE INSTRUMENTS

FORWARD PURCHASE-SALE OF FOREIGN CURRENCY WITHOUT DELIVERY OF THE UNDERLYING ASSET

Mercado Abierto Electrónico (M.A.E.) and Rosario Futures Exchange (RO.F.EX.) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents. The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried out on a daily basis, in Pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price is charged to income.

As of December 31, 2014, forward purchase and sale transactions carried out by Banco de Galicia y Buenos Aires S.A., Compañía Financiera Argentina S.A., Tarjetas Regionales S.A., Tarjetas Cuyanas S.A., Tarjeta Naranja S.A. and Sudamericana Holding S.A. through such exchanges amounted to $ 9,284,396 and $ 4,773,359, respectively, while as of December 31, 2013, they amounted to $ 11,729,780 and $ 3,598,136, respectively.

Additionally, transactions have been conducted directly with customers pursuant to the above-mentioned conditions, being the balances settled at the expiration date of the contract. As of December 31, 2014, sale transactions totaled $ 1,774,953, while as of December 31, 2013 purchase and sale transactions totaled $ 30,008 and $ 771,502, respectively.

Said transactions are recorded under Memorandum Accounts for the notional value traded. Accrued balances pending settlement are recorded in the category “Balances from Forward Transactions without Delivery of Underlying Asset to be Settled” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, when appropriate.

PURCHASE-SALE OF INTEREST RATE FUTURES

These products are traded within the trading environment created by the M.A.E. The underlying asset is the Badlar rate of private banks for time deposits of more than one million Pesos for a term from 30 to 35 days. Settlement is carried out on a daily basis for the difference between the forward price or value of the traded underlying asset and the closing price or value, the difference in price being charged to income. As of December 31, 2013, sale transactions conducted by Banco de Galicia y Buenos Aires S.A. amounted to $ 20,000. Said transactions are recorded under Memorandum Accounts for the notional value traded.

In case balances pending settlement exist, they are recorded in the category “Balances from Forward Transactions without Delivery of Underlying Asset to be Settled” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, when appropriate.

INTEREST RATE SWAPS

These transactions are conducted within the environment created by the M.A.E., and the settlement thereof is carried out on a monthly basis, in Pesos, for the difference between the cash flows calculated using a variable rate (Badlar for private banks for time deposits of 30 to 35 days) and the cash flows calculated using a fixed rate, or vice versa, on the notional value agreed, the difference in price being charged to income.

As of December 31, 2014, transactions conducted by Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. amounted to $ 51,000, while as of December 31, 2013, they amounted to $ 437,000. Said transactions are recorded under Memorandum Accounts for the notional value traded.

Moreover, transactions have been conducted with customers of Banco de Galicia y Buenos Aires S.A., which amount to $ 189,269 as of December 31, 2014, and to $ 457,365 as of December 31, 2013.

In turn, as of December 31, 2013, Compañía Financiera Argentina S.A. had swap contracts recorded corresponding to an exchange of fixed rate for variable rate for the purpose of hedging the exposure of its Peso-denominated deposits adjusted by the BADLAR rate, the notional value of which amounts to $ 25,000.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Accrued balances pending settlement are recorded in the category “Balances from Forward Transactions without Delivery of Underlying Asset to be Settled” under “Other Receivables Resulting from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, when appropriate.

The balances mentioned in this note are recorded, if appropriate, net of eliminations corresponding to transactions conducted with Grupo Financiero Galicia S.A. and/or other controlled companies.

Banco de Galicia y Buenos Aires S.A.’s management of financial risks is carried out within the limits of the policies approved by the Board of Directors in such respect. In that sense, “derivative instruments” carried out are means for the Company to hedge its risk exposures and/or used as a financial product to develop investment and trading strategies. In both cases, the use of these instruments is performed within the guidelines of internal policies set forth by the Bank.

NOTE 9. EQUITY INVESTMENTS

As of December 31, 2014 and December 31, 2013, the breakdown of “Equity Investments” was as follows:

	12.31.14	12.31.13
In Financial Institutions, Supplementary and Authorized Activities
Banco Latinoamericano de Exportaciones S.A.	4,240	3,231
Banelco S.A.	—	12,264
Mercado de Valores de Buenos Aires S.A.	8,141	8,084
Visa Argentina S.A.	7,836	7,836
Others	828	882

Total Equity Investments in Financial Institutions, Supplementary and Authorized Activities	21,045	32,297

In Non-financial Institutions
AEC S.A.	—	26,703
Aguas Cordobesas S.A.	8,911	8,911
Distrocuyo S.A.	3,955	3,955
Electrigal S.A.	5,455	5,455
Nova Re Compañía Argentina de Reaseguros S.A.	12,979	11,705
Others	1,383	1,539

Total Equity Investments in Non-financial Institutions	32,683	58,268

Provisions	(1,933)	(612)

Total	51,795	89,953

In the current fiscal year, and within the framework of the project related to the integration of Visa Argentina S.A. and Banelco S.A., Banco de Galicia y Buenos Aires S.A. transferred its 100% interest in Banelco S.A. in favor of Visa Argentina S.A. for $ 40,099.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 10. MISCELLANEOUS RECEIVABLES - OTHERS

As of December 31, 2014 and December 31, 2013, the breakdown of “Miscellaneous Receivables - Others” was as follows:

	12.31.14	12.31.13
Sundry Debtors	462,365	335,377
Deposits as Collateral	734,689	431,279
Tax Advances	473,222	351,032
Payments in Advance	155,224	112,791
Others	33,737	32,051

Total	1,859,237	1,262,530

NOTE 11. BANK PREMISES AND EQUIPMENT

As of December 31, 2014 and December 31, 2013, the breakdown of “Bank Premises and Equipment” was as follows:

	12.31.14	12.31.13
Real Estate	1,455,854	1,294,893
Furniture and Fixtures	391,075	349,108
Machines and Equipment	853,147	746,604
Vehicles	17,761	16,350
Others	16,425	9,750
Accumulated Depreciation	(1,180,544)	(1,022,462)

Total	1,553,718	1,394,243

As of December 31, 2014 and December 31, 2013, the depreciation charge amounted to $ 172,582 and $ 152,856, respectively.

NOTE 12. MISCELLANEOUS ASSETS

As of December 31, 2014 and December 31, 2013, the breakdown of “Miscellaneous Assets” was as follows:

	12.31.14	12.31.13
Work in Progress	202,405	65,669
Advances for Purchase of Assets	37,440	32,294
Works of Art	1,554	1,527
Assets under Lease	1,097	18,605
Assets Acquired through Foreclosures	3,620	3,660
Stationery and Office Supplies	49,487	32,879
Other Miscellaneous Assets	108,709	78,845

Total	404,312	233,479

As of December 31, 2014 and December 31, 2013, the depreciation and loss charge amounted to $ 987 and $ 880, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 13. INTANGIBLE ASSETS

As of December 31, 2014 and December 31, 2013, the breakdown of “Intangible Assets” was as follows:

	12.31.14	12.31.13
Goodwill Net of Accumulated Amortization amounting to $ 22,056 and $ 16,708, respectively	24,990	13,249
Organization and Development Expenses Net of Accumulated Amortization amounting to $ 1,769,773 and $ 1,553,938, respectively	1,775,632	1,420,981

Total	1,800,622	1,434,230

As of December 31, 2014 and 2013, the amortization charge amounted to $ 339,964 and $ 249,248, respectively.

NOTE 14. OTHER ASSETS

The account “Other Assets” includes assets related to the insurance activity. As of December 31, 2014 and December 31, 2013, the breakdown of this account was the following:

	12.31.14	12.31.13
Premiums Receivable	298,882	199,067
Receivables from Reinsurers	9,507	6,520
Commissions Receivable	2,357	1,586
Others	1,874	1,669
Allowances	(5,801)	(7,425)

Total	306,819	201,417

NOTE 15. RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level.

As of December 31, 2014, the balances recorded by such institution as computable items are as follows:

Item	$	US$
Checking Accounts at the Argentine Central Bank	5,579,397	780,298
Special Guarantees Accounts at the Argentine Central Bank	1,268,044	2,300
Special Checking Accounts at the Argentine Central Bank for Social Security Purposes	7,055	—

Total Computable Items to Meet Minimum Cash Requirements	6,854,496	782,598

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of December 31, 2014, the ability to freely dispose of certain assets corresponding to the controlled companies was restricted, as follows:

BANCO DE GALICIA Y BUENOS AIRES S.A.

a)	Cash and Government Securities

- For transactions carried out at RO.F.EX. and at M.A.E.	$251,097
- For debit / credit cards transactions	$373,539
- For attachments	$1,582
- For other transactions	$4,159
- Liquidity required to conduct transactions as agents at the C.N.V.	$15,768

b)	Special Guarantees Accounts

Special guarantees accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of December 31, 2014 amounted to $ 1,287,714.

c)	Deposits in favor of the Argentine Central Bank

- Unavailable deposits related to foreign exchange transactions	$533
- Securities held in custody to act as register agent of book-entry mortgage securities	$2,148

d)	Equity Investments

The account “Equity Investments” includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

•	Electrigal S.A.: 1,222,406 non-transferable non-endorsable registered ordinary shares.

•	Aguas Cordobesas S.A.: 900,000 class E ordinary shares.

Banco de Galicia y Buenos Aires S.A., as a shareholder of Aguas Cordobesas S.A. and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

If any of the other shareholders fails to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by said Bank.

e)	Contributions to Garantizar S.G.R.’s Risk Fund

Banco de Galicia y Buenos Aires S.A., in its capacity as sponsoring partner of Garantizar S.G.R.’s Risk Fund, is committed to maintaining the contributions made to the fund for two (2) years. As of December 31, 2014, the Bank’s contribution amounts to $ 71,327.

f)	Guarantees Granted for Direct Obligations

As of December 31, 2014, Banco de Galicia y Buenos Aires S.A. has recorded $ 574,255 as collateral for credit lines granted by the International Finance Corporation (IFC), and the related transactions have been allocated to the resources provided thereby.

As collateral for the funds requested, through the Argentine Central Bank, from the Subsecretaría de la Micro, Pequeña y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for micro-, small- and medium-sized Companies, Banco de Galicia y Buenos Aires S. A. used four promissory notes. As of December 31, 2014, the balance of secured loans was $ 26,700.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Furthermore, as of December 31, 2014, Banco de Galicia y Buenos Aires S.A. used promissory notes as collateral for the loans granted within the Credit Program to the Provinces of San Juan and Mendoza for the amount of $ 17,812.

As of December 31, 2014, the total amount of restricted assets corresponding to Banco de Galicia y Buenos Aires S.A. for the aforementioned items was $ 2,626,634, while as of December 31, 2013 it was $ 1,908,651.

COMPAÑÍA FINANCIERA ARGENTINA S.A.

As of December 31, 2014, the ability to freely dispose of the following assets is restricted, as follows:

a)	Cash and Government Securities

- For transactions carried out at Mercado Abierto Electrónico	$2,678
- For debit / credit cards transactions	$4,588
- For attachments	$469
- For other transactions	$74
- Liquidity required to conduct transactions as agents at the C.N.V.	$2,200

As of the date of these financial statements, attachments are fully included in a provision.

b)	Special Guarantees Accounts

There are special guarantee accounts open at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of December 31, 2014 amounted to $ 16,521.

As of December 31, 2014, the total amount of restricted assets for the aforementioned items was $ 26,530, while as of December 31, 2013 it was $ 126,439.

GALICIA VALORES S.A.

As of December 31, 2014 and December 31, 2013, this company holds three shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance policy covering transactions for $ 6,450.

TARJETAS DEL MAR S.A.

As of December 31, 2014 and December 31, 2013, this company has $ 121 and $ 110, respectively, as guarantees related to certain real property lease agreements.

TARJETA NARANJA S.A.

As of December 31, 2014 and December 31, 2013, Tarjeta Naranja S.A. has been levied attachments in connection with lawsuits for $ 220 and $ 222, respectively. Furthermore, this company has paid $ 350 as guarantees regarding certain tax issues.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Also, as of December 31, 2014 and December 31, 2013, the company has paid $ 1,514 and $ 1,993, respectively, as guarantees related to certain real property lease agreements.

During the fiscal year, Tarjeta Naranja S.A. has performed guarantees for $ 131,783 with the Rosario Futures Exchange (RO.F.E.X), through instruments issued by the Argentine Central Bank, for hedging transactions carried out with such market.

Moreover, pursuant to the agreements entered into with financial institutions and as collateral for the loans received and the issuance of notes, Tarjeta Naranja S.A. has agreed not to dispose of any assets or levy any encumbrance thereon, for an amount higher than 35% of Tarjeta Naranja S.A.’s assets in some cases, and 15% of said company’s Shareholders’ Equity. It is worth mentioning that the above-mentioned restrictions shall not be applied for transactions carried out during the ordinary course of the company’s business.

TARJETAS REGIONALES S.A.

As of December 31, 2014, Tarjetas Regionales S.A. has performed guarantees for $ 8,552 with RO.F.E.X, which correspond to instruments issued by the Argentine Central Bank for transactions with derivative instruments conducted with the aforementioned institution.

TARJETAS CUYANAS S.A.

As of December 31, 2014, Tarjetas Cuyanas S.A. has performed guarantees for $ 9,002 with RO.F.E.X, which correspond to instruments issued by the Argentine Central Bank for transactions with derivative instruments conducted with the aforementioned institution.

NOTE 16. Notes

There follows a breakdown of the Global Programs for the Issuance of Notes outstanding:

Company	Authorized Amount (*)		Type of Notes	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.

Grupo Financiero Galicia S.A.	US$	100,000	Simple notes, not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16113 dated 04.29.09 and extended through Resolution No. 17343 dated 05.08.14. Authorization of the increase, Resolution No. 17064 dated 04.25.13

Banco de Galicia y Buenos Aires S.A.	US$	2,000,000	Simple notes, not convertible into shares, subordinated or not, secured or unsecured.	5 years	09.30.03 confirmed on 04.27.06	Resolution No. 14708 dated 12.29.03

Banco de Galicia y Buenos Aires S.A.	US$	342,500	Simple notes, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05 confirmed on 04.26.07	Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10

(*)	Or its equivalent in any other currency.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Company	Authorized Amount (*)		Type of Notes	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
Compañía Financiera Argentina S.A.	US$	250,000	Simple notes, not convertible into shares	08.03.16	11.25.10	Resolution No. 16505 dated 01.27.11
Tarjeta Naranja S.A.	US$	650,000	Simple notes, not convertible into shares	5 years	08.03.12	Resolution No. 16822 dated 05.23.12
Tarjetas Cuyanas S.A.	US$	250,000	Simple notes, not convertible into shares	5 years	03.30.10 confirmed on 04.06.10 and 02.15.13	Resolution No. 16328 dated 05.18.10 – Authorization of the increase, Resolution No. 17072 dated 05.02.13

(*)	Or its equivalent in any other currency.

Banco de Galicia y Buenos Aires S.A. has the following Subordinated Notes outstanding issued under the Global Program of US$ 2,000,000 as of the close of the fiscal year:

		Residual F.V. (US$)						Book Value (*)		Issuance Authorized by
Date of Issuance	Currency	as of 12.31.14		Term		Rate		12.31.14	12.31.13	the C.N.V.
05.18.04	US$	223,666	(**)		(1)		(2)	2,065,815	1,656,297	12.29.03 and 04.27.04

(*)	It includes principal and interest net of expenses.
(**)	This amount includes US$ 5,455 of the capitalization of interest services due July 1, 2014 on the account of the payment-in-kind (by means of Notes due 2019).

The net proceeds of the above-mentioned issue of Notes were used to refinance the foreign debt in accordance with Section 36 of the Law on Notes, the Argentine Central Bank regulations, and other applicable regulations.

(1)	These Notes shall be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer’s option at any time, after all Notes due 2014 have been fully repaid.
(2)	Interest on Notes due 2019 shall be payable in cash and in additional Notes due 2019, semi-annually in arrears on January 1 and July 1 of each year. Notes due 2019 shall accrue interest payable in cash at an annual fixed rate of 6% as from January 1, 2004 and at 11% per annum as from January 1, 2014. The maturity date of the Notes due 2019 is January 1, 2019.

Interest payable in kind (by means of Notes due 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and shall be payable on January 1, 2014 and January 1, 2019, unless these Notes are previously redeemed.

In January 2014, the company paid capitalized interest on Notes 2019 for the period from July 1, 2011 to December 31, 2013, for US$ 28,675.

The Company has the following Notes outstanding issued under these Global Programs as of the close of the fiscal year:

	Date of		Class		Type		Maturity		Book Value (*)		Issuance Authorized
Company	Placement	Currency	No.	F.V.	(**)	Term	Date	Rate	12.31.14	12.31.13	by the C.N.V.
Grupo Financiero Galicia S.A.	08.28.12	$	III	$78,075	Simple	18 months	02.28.14	Variable Badlar Rate + 3.59%	—	80,750	08.08.12
Grupo Financiero Galicia S.A.	05.10.13	$	IV	$220,000	Simple	18 months	11.10.14	Variable Badlar Rate + 3.49%	—	222,897	04.25.13
Grupo Financiero Galicia S.A.	01.30.14	$	V Series I	$101,800	Simple	18 months	07.31.15	Variable Badlar Rate + 4.25%	105,901	—	04.25.13

(*)	It includes principal and interest, net of eliminations when appropriate.
(**)	Not convertible into shares.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Company	Date of Placement	Currency	Class No.	F.V.		Type (**)	Term	Maturity	Rate		Book Value (*)		Issuance Authorized by the
								Date			12.31.14	12.31.13	C.N.V.
Grupo Financiero Galicia S.A.	01.30.14	$	V Series II		$78,200	Simple	36 months	01.31.17	Variable Badlar Rate + 5.25%		81,481	—	04.25.13
Grupo Financiero Galicia S.A.	10.23.14	$	VI Series I		$140,155	Simple	18 months	04.23.16	Variable Badlar Rate + 3.25%		145,804	—	10.03.14
Grupo Financiero Galicia S.A.	10.23.14	$	VI Series II		$109,845	Simple	36 months	10.23.17	Variable Badlar Rate + 4.25%		114,860	—	10.03.14
Banco de Galicia y Bs. As. S.A.	05.04.11	US$	—	US$	300,000	Simple	84 months	—		(1)	2,590,300	1,973,564	11.04.05 and 11.11.10
Compañía Financiera Argentina S.A.	05.17.12	$	VI Series II		$72,000	Simple	21 months	02.17.14	Variable Badlar Rate + 2.30%		—	24,567	05.08.12
Compañía Financiera Argentina S.A.	09.26.12	$	VII Series II		$112,500	Simple	18 months	03.26.14	Variable Badlar Rate + 3.75%		—	111,713	09.13.12
Compañía Financiera Argentina S.A.	01.17.13	$	VIII Series II		$157,800	Simple	18 months	07.17.14	Variable Badlar Rate + 4.40%		—	165,131	01.08.13
Compañía Financiera Argentina S.A.	04.23.13	$	IX Series I		$45,000	Simple	270 days	01.18.14	Annual Nominal Fixed at 18.89%		—	46,637	04.12.13
Compañía Financiera Argentina S.A.	04.23.13	$	IX Series II		$155,000	Simple	18 months	10.23.14	Variable Badlar Rate + 2.93%		—	160,998	04.12.13
Compañía Financiera Argentina S.A.	10.17.13	$	X Series I		$26,143	Simple	9 months	07.14.14	Annual Nominal Fixed at 23.50%		—	27,102	09.27.13
Compañía Financiera Argentina S.A.	10.17.13	$	X Series II		$124,000	Simple	18 months	04.17.15	Variable Badlar Rate + 4.25%		130,070	129,609	09.27.13
Compañía Financiera Argentina S.A.	04.16.14	$	XI Series I		$49,900	Simple	9 months	01.11.15	Variable Badlar Rate + 2.97%		52,287	—	04.08.14
Compañía Financiera Argentina S.A.	04.16.14	$	XI Series II		$150,100	Simple	18 months	10.16.15	Variable Badlar Rate + 4.30%		155,034	—	04.08.14
Compañía Financiera Argentina S.A.	09.24.14	$	XII Series I		$50,000	Simple	270 days	06.20.15	Variable Badlar Rate + 2.47%		49,970	—	09.16.14
Compañía Financiera Argentina S.A.	09.24.14	$	XII Series II		$200,000	Simple	24 months	09.24.16	Variable Badlar Rate + 4.00%		200,200	—	09.16.14
Compañía Financiera Argentina S.A.	12.09.14	$	XIII Series I		$128,900	Simple	270 days	09.05.15	Fixed Rate at 27.50%		130,724	—	11.26.14
Compañía Financiera Argentina S.A.	12.09.14	$	XIII Series II		$77,375	Simple	24 months	12.09.16	Variable Badlar Rate + 4.40%		75,747	—	11.26.14

(*)	It includes principal and interest, net of eliminations when appropriate.
(**)	Not convertible into shares.
(1)	Interest agreed at an annual 8.75% rate shall be paid semiannually on May 4 and November 4 of each year until the maturity date, starting on November 4, 2011. The net proceeds from this issuance of notes was applied to investments in working capital, other loans and other uses envisaged by the provisions of the Law on Notes and the Argentine Central Bank regulations.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Company	Date of Placement	Currency	Class No.	F.V.		Type (**)	Term	Maturity	Rate	Book Value (*)		Issuance Authorized by the
								Date		12.31.14	12.31.13	C.N.V.
Tarjeta Naranja S.A.	01.28.11	US$	XIII	US$	200,000	Simple	72 months	01.28.17	Annual Nominal Fixed at 9%	1,780,297	1,347,015	01.14.11
Tarjeta Naranja S.A.	08.07.12	$	XVIII Series II		$102,315	Simple	549 days	02.07.14	Variable Badlar Rate + 4.00%	—	106,401	07.26.12
Tarjeta Naranja S.A.	10.30.12	$	XIX Series II		$112,345	Simple	547 days	04.30.14	Variable Badlar Rate + 4.19%	—	117,719	10.19.12
Tarjeta Naranja S.A.	02.07.13	$	XX Series II		$208,136	Simple	546 days	08.07.14	Variable Badlar Rate +4.25%	—	217,085	01.24.13
Tarjeta Naranja S.A.	05.17.13	$	XXI Series II		$201,800	Simple	549 days	11.17.14	Variable Badlar Rate + 4.39%		202,900	05.08.13
Tarjeta Naranja S.A.	08.09.13	$	XXII Series I		$42,023	Simple	270 days	05.06.14	Annual Nominal Fixed at 21%	—	43,255	07.18.13
Tarjeta Naranja S.A.	08.09.13	$	XXII Series II		$114,020	Simple	549 days	02.09.15	Variable Badlar Rate + 3.75%	118,447	117,297	07.18.13
Tarjeta Naranja S.A.	12.04.13	$	XXIII Series I		$35,000	Simple	270 days	08.31.14	Annual Nominal Fixed at 24.50%	—	35,338	11.20.13
Tarjeta Naranja S.A.	12.04.13	$	XXIII Series II		$152,174	Simple	547 days	06.04.15	Variable Badlar Rate +4.50%	155,127	153,445	11.20.13
Tarjeta Naranja S.A.	02.26.14	$	XXIV Series I		$173,800	Simple	546 days	08.26.15	Variable Badlar Rate + 4%	174,403	—	02.14.14
Tarjeta Naranja S.A.	02.26.14	$	XXIV Series II		$33,500	Simple	1096 days	02.26.17	Variable Badlar Rate + 5%	34,102	—	02.14.14
Tarjeta Naranja S.A.	04.30.14	$	XXV Series I		$79,968	Simple	365 days	04.30.15	Variable Badlar Rate + 2.89%	83,176	—	04.21.14
Tarjeta Naranja S.A.	04.30.14	$	XXV Series II		$170,032	Simple	731 days	04.30.16	Variable Badlar Rate + 4.15%	171,017	—	04.21.14
Tarjeta Naranja S.A.	07.11.14	$	XXVI Series I		$138,500	Simple	365 days	07.11.15	Variable Badlar Rate + 2.60%	145,114	—	07.01.14
Tarjeta Naranja S.A.	07.11.14	$	XXVI Series II		$161,500	Simple	731 days	07.11.16	Variable Badlar Rate + 3.99%	169,060	—	07.01.14

(*)	It includes principal and interest, net of eliminations when appropriate.
(**)	Not convertible into shares.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Company	Date of Placement	Currency		Class No.	F.V.	Type (**)	Term	Maturity	Rate	Book Value (*)		Issuance Authorized by the
								Date		12.31.14	12.31.13	C.N.V.
Tarjeta Naranja S.A.	10.03.14	$		XXVII Series I	$165,000	Simple	365 days	10.03.15	Variable Badlar Rate + 2.72%	173,118	—	09.19.14
Tarjeta Naranja S.A.	10.03.14	$		XXVII Series II	$158,000	Simple	731 days	10.03.16	Variable Badlar Rate + 3.95%	158,505	—	09.19.14
Tarjeta Naranja S.A. (***)	—		—	XXVIII	—	Simple	—	—	—	(24)	—	—
Tarjetas Cuyanas S.A.	07.31.12	$		VIII Series II	$99,275	Simple	549 days	01.31.14	Variable Badlar Rate + 3.75%	—	102,089	07.18.12
Tarjetas Cuyanas S.A.	11.20.12	$		IX Series II	$102,603	Simple	546 days	05.20.14	Variable Badlar Rate + 4.5%	—	105,632	11.06.12
Tarjetas Cuyanas S.A.	02.21.13	$		X Series II	$153,168	Simple	546 days	08.21.14	Variable Badlar Rate + 4.19%	—	156,800	02.06.13
Tarjetas Cuyanas S.A.	06.19.13	$		XI Series I	$13,370	Simple	270 days	03.16.14	Annual Nominal Fixed at 20.50%	—	13,222	05.17.13
Tarjetas Cuyanas S.A.	06.19.13	$		XI Series II	$101,214	Simple	548 days	12.19.14	Variable Badlar Rate + 4.89%	—	101,791	05.17.13
Tarjetas Cuyanas S.A.	11.07.13	$		XII Series II	$175,000	Simple	546 days	05.07.15	Variable Badlar Rate + 4.20%	178,186	180,919	10.28.13
Tarjetas Cuyanas S.A.	02.17.14	$		XIII Series I	$173,200	Simple	546 days	08.17.15	Variable Badlar Rate + 4.00%	178,527	—	02.06.14
Tarjetas Cuyanas S.A.	05.16.14	$		XIV Series I	$54,250	Simple	365 days	05.16.15	Variable Badlar Rate + 3%	55,805	—	05.07.14
Tarjetas Cuyanas S.A.	05.16.14	$		XIV Series II	$145,750	Simple	731 days	05.16.16	Variable Badlar Rate + 4.15%	148,072	—	05.07.14
Tarjetas Cuyanas S.A.	08.01.14	$		XV	$133,530	Simple	365 days	08.03.15	Variable Badlar Rate + 2.40%	138,448	—	07.22.14
Tarjetas Cuyanas S.A.	08.01.14	$		XVI	$116,470	Simple	731 days	08.01.16	Variable Badlar Rate + 3.40%	121,121	—	07.22.14
Tarjetas Cuyanas S.A.	10.31.14	$		XVII	$156,140	Simple	365 days	10.31.15	Variable Badlar Rate + 3.15%	161,941	—	10.21.14
Tarjetas Cuyanas S.A.	10.31.14	$		XVIII	$114,000	Simple	731 days	10.31.16	Variable Badlar Rate + 4%	118,446	—	10.21.14

Total										8,095,266	5,943,876

(*)	It includes principal and interest, net of eliminations when appropriate.
(**)	Not convertible into shares.
(***)	It corresponds to issuance expenses for Class XXVIII Notes.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Furthermore, as of December 31, 2014 and December 31, 2013, Banco de Galicia y Buenos Aires S.A. holds past due Notes, the holders of which have not tendered to the restructuring offer as follows:

		Residual F.V. (US$) as			Rate	Book Value (*)		Issuance Authorized by
Date of Issuance	Currency	of 12.31.14	Type	Term		12.31.14	12.31.13	the C.N.V.
11.08.93	US$	783	Simple	10 years	9%	14,630	11,470	10.08.93

(*)	It includes principal and interest.

On February 27, 2013, Grupo Financiero Galicia S.A.’s Board of Directors approved to begin the proceedings to increase the amount of the program. On April 25, 2013, the C.N.V. authorized to increase the maximum amount of issuance of the Global Program of Simple Notes, not convertible into shares, for up to a F.V. of US$ 100,000 or its equivalent in other currencies. On March 18, 2014, the Company requested the C.N.V. the extension of the aforementioned Program of Notes.

On May 8, 2013, Grupo Financiero Galicia S.A. placed Class IV Notes for a face value of $ 220,000, for an 18-month term, the principal of which shall be amortized upon maturity and shall accrue interest at a variable Badlar rate, plus 3.49%, payable semiannually.

On January 30, 2014, Grupo Financiero Galicia S.A. issued Class V Notes, in two Series: Series I for $ 101,800, maturing on July 31, 2015, and Series II, for $ 78,200, maturing on January 31, 2017, both with interest paid on a quarterly basis from April 30, 2014. Part of the subscription of Class V Notes was carried out through the payment in Class III Notes, with a face value of $ 20,622.

On February 28, 2014, Grupo Financiero Galicia S.A. repaid Class III Notes through the payment of $ 64,302 as amortization of principal and the corresponding interest.

On May 8, 2014, through Resolution No. 17,343, the C.N.V. decided to authorize the extension of the term of the Global Program for five (5) years.

On October 23, 2014, Grupo Financiero Galicia S.A. issued Class VI Notes for a total amount of $ 250,000, in two Series: Series I for $ 140,155, maturing on April 23, 2016, and Series II for $ 109,845, maturing on October 23, 2017, both with interest paid on a quarterly basis from January 23, 2015. Amortization of both Series shall be paid in only one installment upon maturity of each series. Part of the subscription of Class VI Notes was carried out through the payment in Class IV Notes, with a face value of $ 30,997.

As of December 31, 2014, Banco de Galicia y Buenos S.A. recorded in its portfolio Notes due 2018 for the amount of $ 46,743, while as of December 31, 2013, it recorded Notes due 2018 for the amount of $ 33,741.

During October 2014, Compañía Financiera Argentina S.A. repaid Class IX Series II Notes through the payment of $ 167,976 as amortization of principal and the corresponding interest services.

During January 2015, Tarjeta Naranja S.A. placed Class XXVIII, Series I and Series II, Notes, for a total amount of $ 186,500 and $ 129,000, respectively. Series I, maturing in October 2015, shall accrue interest on a quarterly basis at a 27.5% fixed rate, and Series II, maturing in January 2017, shall accrue interest on a quarterly basis at a Badlar rate plus 4.5%. Amortization of Series I shall be paid in only one installment upon maturity, while amortization of Series II shall be paid in three quarterly installments in July and October 2016 and in January 2017.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Furthermore, the company repaid the first amortization of principal of Class XIII Notes for US$ 66,660, and the corresponding interest services.

In January 2015, Tarjetas Cuyanas S.A.’s Board of Directors approved the issuance of Class XIX Notes, to be issued in two series, with a face value of up to $ 160,000.

NOTE 17. OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE - OTHERS

As of December 31, 2014 and December 31, 2013, the breakdown of “Other Liabilities Resulting from Financial Brokerage - Others” was as follows:

	12.31.14	12.31.13
Collections and Other Transactions on Account of Third Parties	1,585,354	1,101,378
Liabilities due to Financing of Purchases	10,893,132	8,019,174
Other Withholdings and Additional Withholdings	923,616	613,098
IDB Credit Line “Global Credit Program for Micro-, Small- and Medium-sized Companies”	13,074	20,086
Correspondent Transactions on Our Account	64,752	70,451
FONTAR Credit Line to Fund Capital Goods	—	12,262
Liabilities Subject to Minimum Cash Requirements	107,519	139,380
Miscellaneous Liabilities not Subject to Minimum Cash Requirements	1,150,754	644,067
Commissions Accrued Payable	60,845	52,947
Others	147,494	52,663

Total	14,946,540	10,725,506

NOTE 18. MISCELLANEOUS LIABILITIES - OTHERS

As of December 31, 2014 and December 31, 2013, the breakdown of “Miscellaneous Liabilities - Others” was as follows:

	12.31.14	12.31.13
Sundry Creditors	646,583	536,252
Taxes Payable	1,770,144	1,149,486
Salaries and Social Security Contributions Payable	749,190	608,863
Others	186,649	158,016

Total	3,352,566	2,452,617

NOTE 19. PROVISIONS

As of December 31, 2014 and December 31, 2013, the breakdown of “Provisions” was as follows:

	12.31.14	12.31.13
Severance Payments	11,041	4,269
Contingent Commitments	2,635	2
Other Contingencies	297,791	286,492
Negative Goodwill	49,562	148,685
Differences due to Dollarization of Judicial Deposits	4,754	3,424

Total	365,783	442,872

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 20. OTHER LIABILITIES

The account “Other Liabilities” includes liabilities related to the insurance activity. As of December 31, 2014 and December 31, 2013, the breakdown of this account was the following:

	12.31.14	12.31.13
Debts with Insureds	117,763	85,670
Debts with Reinsurers	14,218	7,732
Debts with Co-insurers	436	286
Debts with Insurance Brokers	45,506	30,092
Statutory Reserves	176,987	154,464
Others	12,526	9,244

Total	367,436	287,488

NOTE 21. MEMORANDUM ACCOUNTS – CONTROL DEBIT ACCOUNTS - OTHERS

As of December 31, 2014 and December 31, 2013, the breakdown of “Control Debit Accounts - Others” was as follows:

	12.31.14	12.31.13
Securities Held in Custody	38,365,118	26,175,532
Values for Collection	9,711,137	7,173,809
Security Agent Function	12,962,470	9,800,515

Others	4,348,881	1,780,963

Total	65,387,606	44,930,819

NOTE 22. TRUST AND SECURITY AGENT ACTIVITIES

a) Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:

Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A., as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds		Maturity Date (1)
		$	US$
12.21.09	Las Blondas	1	—	03.31.15
12.07.10	Fondo Fiduciario Aceitero	3,526	—	12.31.15
07.26.11	Tecsan III	42,298	—	07.28.16
03.21.12	Latinoamericana III	4,717	—	04.30.15
03.29.12	Benito Roggio II	16,028	—	03.30.15
04.29.13	Profertil	37	116,500	04.30.18
07.01.13	Ribeiro	93,530	—	06.30.16
10.21.13	Sinteplast	2	—	10.27.16
11.13.13	Tecsan IV	36,055	—	04.28.15
12.20.13	Los Cipreses	2	—	12.28.16
12.28.13	Citrícola Ayui	1	—	01.28.17
09.12.14	Coop. de Trabajadores Portuarios	1,000	—	09.12.16

	Total	197,197	116,500

(1)	These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

b) Financial Trust Contracts:

Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

		Balances of Trust Funds
Date of Contract	Trust	$	US$	Maturity Date
07.13.05	Rumbo Norte I	—	4	03.31.15	(3)
10.12.05	Hydro I	5,914	—	09.05.17	(2)
12.05.06	Faid 2011	20	—	03.31.15	(3)
12.06.06	Gas I	27,397	—	12.31.15	(3)
09.05.07	Saturno VII	14	—	03.31.15	(3)
05.06.08	Agro Nitralco II	1,230	—	12.31.15	(3)
05.14.09	Gas II	4,260,476	—	12.31.22	(3)
02.10.11	Cag S.A.	80,036	—	09.30.15	(3)
04.25.11	Faid 2015	32,156	—	02.29.16	(3)
06.08.11	Mila III	3,498	—	10.31.16	(3)
09.01.11	Mila IV	5,870	—	06.30.17	(3)
09.14.11	Cag S.A. II	6,359	—	09.30.15	(3)
10.07.11	Sursem III	59	—	03.31.15	(3)
05.31.12	Fideicred Agro Series I	102	—	03.31.15	(3)
12.27.12	Pla I	3,936	—	08.31.16	(3)
04.03.13	Welfas I	19,011	—	12.31.15	(3)
04.17.13	Sursem IV	142	—	03.31.15	(3)
09.18.13	Don Mario Semillas Series I	201	—	03.31.15	(3)
09.30.13	Fideicred Atanor I	201	—	01.31.15	(3)
11.05.13	Pla II	28,544	—	12.31.16	(3)
11.21.13	Comafi Prendas I	28,086	—	12.31.16	(3)
01.14.14	Fideicred Atanor II	148	—	03.31.15	(3)
02.13.14	Mila V	39,633	—	06.30.19	(3)
06.06.14	Mila VI	41,373	—	10.31.19	(3)
06.18.14	Red Surcos II	44,924	—	10.31.15	(3)
07.08.14	Don Mario Semillas Series II	92,023	—	08.31.15	(3)
07.24.14	Fideicred Atanor III	91,580	—	09.30.15	(3)
07.22.14	Don Mario Semillas Series III	79,582	—	09.30.15	(3)
07.25.14	Fedicred Agro Series II	112,147	—	06.30.15	(3)
10.03.14	Mila VII	30,046	—	02.28.20	(3)
12.02.14	Mas Cuotas Series I	136,276	—	05.01.17	(3)

	Totals	5,170,984	4

(2)	These amounts shall be released monthly until redemption of debt securities.
(3)	Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

c) Activities as Security Agent:

c.1) Under the terms and conditions for the issuance of Class I Notes for a F.V. of US$ 25,000 corresponding to INVAP S.E., Banco de Galicia y Buenos Aires S.A. entered into an agreement with the latter whereby the Bank undertakes the function of Security Agent.

Pursuant to the terms set forth in the above agreement, INVAP S.E. granted in rem rights with first pledge and privilege over payment rights and any other credit right owned by INVAP S.E. in favor of the Security Agent and in representation of the holders of the secured Notes, so that the latter can guarantee compliance thereof until the redemption of such Notes.

Banco de Galicia y Buenos Aires S. A., in its capacity as Security Agent, is in charge of the administration of pledged banking accounts, authorized investments, and also carries out all functions specified under the terms and conditions of the agreement. Pledged balances as of December 31, 2014 amount to US$ 34,129 and $ 8,125, while as of December 31, 2013 said balances amounted to US$ 22,935 and $ 85.

c.2) Banco de Galicia y Buenos Aires S.A. has been appointed Security Agent to custody the National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina S.A.) that were assigned in favor of Nación Fideicomisos S.A. in its capacity of Trustee of “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts. Said endorsement guarantees secure the payment of all obligations arising from the above-mentioned trusts.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Banco de Galicia y Buenos Aires S.A., in its capacity as Security Agent, will have custody of the documents regarding the National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement thereof.

As of December 31, 2014 and December 31, 2013, the balances recorded from these transactions amount to US$ 1,364,097 and $ 408, respectively.

c.3) In April 2013, at the time of entering into the Contract for the Fiduciary Assignment and Trust for Guarantee Purposes “Profertil S.A.”, Banco de Galicia y Buenos Aires S.A. was appointed security agent with regard to the Chattel Mortgage Agreement, transaction that was completed on June 18, 2013, which additionally secures all the obligations undertaken.

As of December 31, 2014, the balance recorded from these transactions amounts to US$ 116,500.

NOTE 23. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

The balances of assets and liabilities in foreign currency (mainly in U.S. Dollars) as of December 31, 2014 and December 31, 2013 are detailed as follows.

Assets	12.31.14	12.31.13
Cash and Due from Banks	8,006,938	5,108,580
Government and Private Securities	1,253,341	1,022,866
Loans	2,799,713	2,912,322
Other Receivables Resulting from Financial Brokerage	878,860	633,389
Receivables from Financial Leases	23,835	27,536
Equity Investments	4,390	24,839
Miscellaneous Receivables	25,094	28,848
Unallocated Items	87	15
Other Assets	7,090	3,770

Total	12,999,348	9,762,165

Liabilities	12.31.14	12.31.13
Deposits	4,822,285	3,677,341
Other Liabilities Resulting from Financial Brokerage	6,290,038	5,095,556
Miscellaneous Liabilities	21,637	13,876
Subordinated Notes	2,065,815	1,656,297
Unallocated Items	95	17
Other Liabilities	7,248	5,816

Total	13,207,118	10,448,903

The management and mitigation of currency risk are described in Note 36 on risk management policies.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 24. BREAKDOWN OF THE ITEMS RECORDED UNDER “OTHERS” IN THE INCOME STATEMENT

Financial Expenses	12.31.14	12.31.13
Turnover Tax	1,328,762	933,473
Adjustment due to Forward Transactions in Foreign Currency Settled in Pesos	263,014	—
Premiums for Repo Transactions	24,173	13,711
Others	337	1,799

Total	1,616,286	948,983

Income from Services	12.31.14	12.31.13
Commissions from Cards	3,685,519	2,611,441
Commissions from Insurance	292,676	287,181
Others	1,165,467	717,036

Total	5,143,662	3,615,658

Expenses For Services	12.31.14	12.31.13
Turnover Tax	606,436	421,807
Related to Credit Cards	325,568	340,477
Others	443,368	305,599

Total	1,375,372	1,067,883

Miscellaneous Income	12.31.14	12.31.13
Income from Sale of Bank Premises and Equipment	3,325	769
Income from Transactions with Miscellaneous Assets	4,911	2,686
Leases	2,356	2,071
Adjustments and Interest from Miscellaneous Receivables	152,913	61,177
Others	114,515	85,240

Total	278,020	151,943

Miscellaneous Losses	12.31.14	12.31.13
Adjustment to Interest on Miscellaneous Liabilities	781	902
Claims	37,617	28,252
Donations	23,410	17,847
Turnover Tax	17,435	10,399
Income from Financial Leases Taken on	373	1,926
Others	75,471	43,340

Total	155,087	102,666

NOTE 25. INCOME FROM INSURANCE ACTIVITIES

As of December 31, 2014 and 2013, the breakdown of “Income from Insurance Activities” was as follows:

	12.31.14	12.31.13
Premiums and Surcharges Accrued	1,688,160	1,273,797
Claims Accrued	(235,355)	(164,214)
Surrenders	(4,201)	(3,847)
Life and Ordinary Annuities	(3,642)	(2,873)
Underwriting and Operating Expenses	(50,201)	(102,787)
Reinsurance Management Expenses	(168,385)	(95,952)
Other Income and Expenses	11,653	771

Total	1,238,029	904,895

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 26. MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirements established by the Corporations Law, which amount to $ 100.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting risks related to assets and to balances of bank premises and equipment, miscellaneous and intangible assets.

As called for by the Argentine Central Bank regulations, as of December 31, 2014 and December 31, 2013, minimum capital requirements were as follows:

Date	Capital Required	Computable Capital	Computable Capital as a % of the Capital Requirement
12.31.14	7,077,104	10,132,927	142.18
12.31.13	5,690,525	7,512,978	132.03

The Argentine Central Bank decided that Banco de Galicia y Buenos Aires S.A. be considered, for all purposes, a Domestic Systemically Important Bank (D-SIB). Consequently, since January 2016 the Bank shall meet an additional capital requirement to be complied with gradually, reaching 1% of risk-weighted assets in January 2019. The Argentine Central Bank also provided for that, since June 2015, equity investments in companies devoted to the issuance of credit, debit and similar cards shall be deducted from the Computable Regulatory Capital (R.P.C.), progressively, reaching 100% in June 2018.

NOTE 27. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of December 31, 2014 and 2013:

	12.31.14	12.31.13
Income for the Fiscal Year	3,337,790	1,823,653
Outstanding Ordinary Shares Weighted Average	1,300,265	1,241,407
Diluted Ordinary Shares Weighted Average	1,300,265	1,261,080
Earnings per Ordinary Share (*)
Basic	2.5670	1.4690
Diluted	2.5670	1.4461

(*)	Figures stated in whole numbers.

NOTE 28. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

The Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. In the event said reserve is reduced for any reason, no profits can be distributed until its total refund.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

According to the conditions set forth by the Argentine Central Bank, profits can only be distributed as long as results are positive after deducting not only the Reserves, that may be legally and statutory required, but also the following items from Unappropriated Retained Earnings: The difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amounts capitalized for lawsuits related to deposits and any unrecorded adjustments required by the external auditors or the Argentine Central Bank.

Moreover, in order for a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital. For these purposes, this shall be done by deducting from its assets and Unappropriated Retained Earnings all the items mentioned in the paragraph above.

Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

Through Board of Directors’ Resolution No. 4, The Argentine Central Bank decided that Banco de Galicia y Buenos Aires S.A. be considered, for all purposes, a Domestic Systemically Important Bank (D-SIB). Consequently, for the calculation of the distribution of profits, an additional capital requirement equivalent to 1% of the risk-weighted assets shall be complied with as from December 2014.

In addition, the Argentine Central Bank requires that computable capital be in excess over the minimum capital requirements, equal to 75%. Distribution of profits shall require the prior authorization of the Argentine Central Bank’s Superintendence of Financial and Foreign Exchange Institutions, whose intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

In addition to the aforementioned restrictions established by the Argentine Central Bank, which are applicable to Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A., pursuant to Section 70 of the Corporations Law, stock companies shall establish a reserve not lower than 5% of the realized and liquid profits shown in the Income Statement for the fiscal year, until 20% of the corporate capital is reached. In the event said reserve is reduced for any reason, no profits can be distributed until its total refund.

Tarjeta Naranja S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006 decided to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below $ 300,000.

Pursuant to the Price Supplement of Class XIII Notes, as well as in accordance with certain financial loan contracts, Tarjeta Naranja S.A. has agreed not to distribute dividends that may exceed 50% of the company’s net income. This restriction also applies in the case there is any excess over certain indebtedness ratios.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 29. STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and money due from banks and assets held with the purpose of complying with the short-term commitments undertaken, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	12.31.14	12.31.13	12.31.12
Cash and Due from Banks	16,959,205	12,560,345	8,345,015
Instruments Issued by the Argentine Central Bank	4,612,259	1,909,979	2,202,108
Reverse Repo Transactions with the Argentine Central Bank	16,768	—	38,497
Interbank Loans - (Call Money Loans Granted)	182	179,000	84,000
Overnight Placements in Banks Abroad	261,118	586,123	277,528
Other Cash Placements	1,204,483	588,434	376,830

Cash and Cash Equivalents	23,054,015	15,823,881	11,323,978

NOTE 30. CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 established the maximum amount for this insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such amount has been established at $ 120 until October 2014, increasing to $ 350 as from November 1, 2014.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it. Those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (SE.DE.S.A.). SE.DE.S.A.’s shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

The Argentine Central Bank set the monthly contributions financial institutions shall make to the Deposit Insurance Fund at 0.015% until October 2014, increasing to 0.06% per month as from November 2014. The aforementioned contribution shall be made with regard to the monthly average deposits.

NOTE 31. NATIONAL SECURITIES COMMISSION (“C.N.V.”)

AGENTS – MINIMUM LIQUIDITY REQUIREMENT

Within the framework of Resolution No. 622/13 of the C.N.V., Banco de Galicia y Buenos Aires S.A. has been registered, in such agency’s registry, as settlement and clearing agent –comprehensive- No. 22 (ALyC and AN – INTEGRAL), custodial agent of collective investment products corresponding to mutual funds No. 3 (ACPIC FCI), and manager of collective investment products at the registry of financial trustees No. 54.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of December 31, 2014, Banco de Galicia y Buenos Aires S.A.’s Shareholders’ Equity exceeds that required by the C.N.V. to act as agent in the categories in which the Bank has already carried out the registration proceedings. Such requirement amounts to $ 26,500 with a minimum liquidity requirement of $ 13,250, which Banco de Galicia y Buenos Aires S.A. made up at the end of the fiscal year with Peso-denominated Bonds at Badlar rate due 2017 for the amount of $ 15,768, which are held in custody at Caja de Valores (Depositor No. 100100).

CUSTODIAL AGENT OF COLLECTIVE INVESTMENT PRODUCTS CORRESPONDING TO MUTUAL FUNDS

Furthermore, in compliance with Section 7 of Chapter II, Title V of that Resolution, in its capacity as custodial agent of collective investment products corresponding to mutual funds (depository) of the “FIMA ACCIONES”, “FIMA P.B. ACCIONES”, “FIMA RENTA EN PESOS”, “FIMA AHORRO PESOS”, “FIMA RENTA PLUS”, “FIMA PREMIUM”, “FIMA AHORRO PLUS”, “FIMA CAPITAL PLUS”, “FIMA ABIERTO PYMES” funds, as of December 31, 2014, Banco de Galicia y Buenos Aires S.A. holds a total of 4,897,565,889 units under custody for a market value of $ 11,885,323, which is included in the “Depositors of Securities Held in Custody” account. As of December 31, 2013, the securities held in custody totaled 3,506,326,870 units and their market value amounted to $ 6,655,021.

The balances of the Mutual Funds as of fiscal year-end are detailed as follows:

Mutual Fund	12.31.14	12.31.13
FIMA Acciones	59,236	29,223
FIMA P.B. Acciones	166,347	56,352
FIMA Renta en pesos	29,832	18,081
FIMA Ahorro en pesos	3,257,083	1,474,503
FIMA Renta Plus	43,534	27,004
FIMA Premium	3,048,618	2,164,601
FIMA Ahorro Plus	3,862,201	1,076,550
FIMA Capital Plus	1,334,522	1,773,606
FIMA Abierto PyMES	83,950	11,377
Fondos FIMA Liquidados	—	23,724

Total	11,885,323	6,655,021

STORAGING OF DOCUMENTS

Pursuant to General Resolution No. 629 of the C.N.V., Banco de Galicia y Buenos Aires S.A. informs that it has supporting documents regarding accounting and management transactions, which are stored at AdeA (C.U.I.T. No. 30-68233570-6), Plant III located at Ruta Provincial 36 km 31.5 No. 6471 (CP 1888) Bosques, Province of Buenos Aires, with legal domicile at Av. Pte. Roque Sáenz Peña 832 Piso 1, C.A.B.A.

NOTE 32. SECURED LIABILITIES FROM FORMER BANCO ALMAFUERTE COOP. LTDO.

Due to the dissolution of former Banco Almafuerte Coop. Ltdo., the Company has undertaken certain secured liabilities corresponding to 5 (five) branches of said institution, receiving a Class “A” Participation Certificate in Nues Trust, and it has participated in the creation of a Special Fund.

As of December 31, 2013, the balance of such Fund amounted to $ 170,688; and it was fully settled in January 2014.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 33. SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustor:

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred			Book Value of Securities Held in Own Portfolio
								12.31.14	12.31.13
Galtrust I	10.13.00	02.04.18	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	US$	490,224	(*)	788,163	743,442
Galicia	04.16.02	05.06.32	Bapro Mandatos y Negocios S.A.	National Government Promissory Note Bonds in Pesos at 2% due 2014 (2)		$108,000		—	142,806

(*)	The remaining US$ 9,776 was transferred in cash.
(1)	In exchange for loans to the Provincial Governments.
(2)	In exchange for Secured Loans, paid during this fiscal year.

b) As of December 31, 2014 and December 31, 2013, Banco de Galicia y Buenos Aires S.A. records in its own portfolio participation certificates and debt securities from financial trusts amounting to $ 876,488 and $ 649,313, respectively.

c) As of December 31, 2014, Compañía Financiera Argentina S.A. has the following financial trust:

Name	Creation Date	Estimated Maturity Date	Trustee	Trust Assets	Portfolio Transferred	Book Value of Securities Held in Own Portfolio
						12.31.14		12.31.13
Fideicomiso Financiero CFA Trust I	02.19.14	02.22.16	Deutsche Bank S.A.	Personal Loans	$180,000	53,192	(*)	—

(*)	It corresponds to Participation Certificates.

NOTE 34. SEGMENT REPORTING

Grupo Financiero Galicia S.A. measures the performance of each of its business segments mainly in terms of “Net Income”. The segments defined are made up of one or more operating segments with similar economic characteristics, distribution channels and regulatory environments.

Below there is a description of each business segment’s composition:

Banks: This segment represents the results of operations of the banking business and includes the results of operations of subsidiaries Banco de Galicia y Buenos Aires S.A. and Banco Galicia Uruguay S.A. (In liquidation). As of December 31, 2013, it also included the results of operations of Galicia Cayman S.A.

Regional Credit Cards: This segment represents the results of operations of the regional credit card business and includes the results of operations of Tarjetas del Mar S.A. and Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Cobranzas Regionales S.A., Procesadora Regional S.A., Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Personal Loans – CFA: This segment includes the results of operations of Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

Insurance: This segment represents the results of operations of the insurance companies’ business and includes the results of operations of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Galicia Broker Asesores de Seguros S.A.

Other Businesses: This segment shows the results of operations of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión, Galicia Warrants S.A. and Net Investment S.A.

Adjustments: This segment includes results of operations other than those related to the preceding segments and consolidation adjustments, eliminations corresponding to transactions conducted between consolidated companies and minority interest.

	Banks	Regional Credit Cards	Personal Loans - CFA	Insurance	Other Businesses	Adjustments	12.31.14
Net Financial Income	6,528,534	1,713,815	1,106,193	145,182	12,131	33,563	9,539,418
Net Income from Services	2,964,979	3,261,005	139,396	—	131,390	(798,422)	5,698,348

Net Operating Income	9,493,513	4,974,820	1,245,589	145,182	143,521	(764,859)	15,237,766

Provision for Loan Losses	1,265,406	775,852	369,992	—	—	—	2,411,250
Administrative Expenses	4,981,252	3,197,351	767,615	268,838	47,519	(41,219)	9,221,356

Operating Income	3,246,855	1,001,617	107,982	(123,656)	96,002	(723,640)	3,605,160

Income from Insurance Companies’ Activities	—	—	—	484,899	—	753,130	1,238,029
Income from Equity Investments	1,107,465	(14,283)	1,544	1,273	10	(882,629)	213,380
Minority Interest	—	(144)	—	(1)	—	(229,765)	(229,910)
Miscellaneous Income, Net	99,096	314,541	101,889	(1,409)	3,588	(14,302)	503,403

Net Income before Income Tax	4,453,416	1,301,731	211,415	361,106	99,600	(1,097,206)	5,330,062

Income Tax	1,295,000	516,892	82,993	126,616	36,436	(65,665)	1,992,272

Net Income for the Fiscal Year	3,158,416	784,839	128,422	234,490	63,164	(1,031,541)	3,337,790

	Banks	Regional Credit Cards	Personal Loans - CFA	Insurance	Other Businesses	Adjustments	12.31.13
Net Financial Income	4,424,965	1,453,499	952,273	102,950	5,369	(33,450)	6,905,606
Net Income from Services	2,011,489	2,663,533	108,674	—	27,765	(572,070)	4,239,391

Net Operating Income	6,436,454	4,117,032	1,060,947	102,950	33,134	(605,520)	11,144,997

Provision for Loan Losses	820,634	703,004	252,617	—	—	—	1,776,255
Administrative Expenses	3,963,514	2,597,814	663,146	193,788	16,354	(6,322)	7,428,294

Operating Income	1,652,306	816,214	145,184	(90,838)	16,780	(599,198)	1,940,448

Income from Insurance Companies’ Activities	—	—	—	364,981	—	539,914	904,895
Income from Equity Investments	864,321	(13,820)	524	190	—	(727,505)	123,710
Minority Interest	—	59	—	—	—	(208,710)	(208,651)
Miscellaneous Income, Net	(5,748)	217,466	88,519	(57)	1,863	(6,797)	295,246

Net Income before Income Tax	2,510,879	1,019,919	234,227	274,276	18,643	(1,002,296)	3,055,648

Income Tax	674,000	402,370	91,693	95,827	6,662	(38,557)	1,231,995

Net Income for the Fiscal Year	1,836,879	617,549	142,534	178,449	11,981	(963,739)	1,823,653

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

	12.31.14	12.31.13
Government and Private Securities	10,010,150	3,987,329
Loans	66,608,201	55,264,926
Other Receivables Resulting from Financial Brokerage	6,797,613	5,696,143
Receivables from Financial Leases	1,047,963	1,128,067
Other Assets	306,819	201,417

Total Assets	84,770,746	66,277,882

	12.31.14	12.31.13
Deposits	64,666,037	51,395,323
Other Liabilities Resulting from Financial Brokerage	25,401,369	19,333,341
Subordinated Notes	2,065,815	1,656,297
Other Liabilities	367,436	287,488

Total Liabilities	92,500,657	72,672,449

NOTE 35. CONTINGENCIES

TAX ISSUES

Banco de Galicia y Buenos Aires S.A.

At the date of these financial statements, provincial tax collection authorities, as well as tax collection authorities from Buenos Aires, are in the process (in different degrees of completion) of conducting audits and assessments mainly regarding the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

With respect to the assessment of tax collection authorities from Buenos Aires, within the framework of the legal actions brought by Banco de Galicia y Buenos Aires S.A. with the purpose of challenging the assessment of the tax collection authorities, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond, which was ratified by the Supreme Court of Justice. Therefore, the Court ordered the A.G.I.P. (Governmental Public Revenue Authority) to refrain from starting tax enforcement proceedings or else requesting precautionary measures for such purpose until a final judgment is issued. The proceedings are currently pending a decision by the Argentine Federal Court of Appeals in Administrative Matters with regard to the appeal filed by Banco de Galicia y Buenos Aires S.A. against the decision issued on the core issue by the Court of First Instance in November 2013. In any case, it is worth noting the decision issued by the federal prosecutor of the Court of Appeals was favorable to Banco de Galicia y Buenos Aires S.A.

With regard to Buenos Aires’ claims on account of other items, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Settlement of Tax Liabilities in Arrears (Law No. 3,461 and the related regulations), which envisaged the total relief of interest and fines. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities.

In connection with the assessments made by tax collection authorities from the Province of Buenos Aires, under the framework of some of the processes under discussion at the Provincial Tax Court’s stage, at this stage of proceedings the decision issued was: (i) unfavorable to Banco de Galicia y Buenos Aires S.A.’s request regarding the items not related to the Compensatory Bond, and (ii) favorable with regard to the non-taxability thereof. Therefore, Banco de Galicia y Buenos Aires S.A. adhered to the System for the Regularization of Tax Debts (Regulatory Decision No. 12 and related decisions), which envisages discounts on the amounts not related to the Compensatory Bond. The Bank’s adherence to such system was communicated within the framework of the respective cases before the corresponding judicial authorities. In turn, the authorities from the Province of Buenos Aires objected the judgment rendered by the

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Provincial Tax Court with regard to the Compensatory Bond, and requested the Court of Appeals in Administrative Matters of La Plata to set such decision aside. Banco de Galicia y Buenos Aires S.A. entered an appearance and filed a motion for lack of jurisdiction, since it believes only the Argentine Supreme Court of Justice has jurisdiction to issue a decision on such matter. On April 15, 2014, the aforementioned Court sustained the motion for lack of jurisdiction and ordered the proceedings to be filed. The authorities from the Province of Buenos Aires filed an appeal before the Supreme Court of Justice of the Province of Buenos Aires, which has not issued a decision to date.

Furthermore, regarding the claims made by the different jurisdictions, Banco de Galicia y Buenos Aires S.A. has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings.

These proceedings and their possible effects are constantly being monitored by Management. Even though Banco de Galicia y Buenos Aires S.A. considers that it has complied with its tax liabilities in full pursuant to current regulations, the provisions deemed adequate pursuant to the evolution of each proceeding have been set up.

Tarjetas Regionales S.A.

At the date of these consolidated financial statements, the Argentine Revenue Service (A.F.I.P.), Provincial Revenue Boards and Municipalities are in the process of conducting audits and assessments, in different degrees of completion, at the companies controlled by Tarjetas Regionales S.A. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.’s subsidiaries. Therefore, the companies are taking the corresponding administrative and legal steps in order to solve such issues. The original amount claimed for taxes totals $ 17,602 approximately.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

Compañía Financiera Argentina S.A.

The Argentine Revenue Service (A.F.I.P.) conducted audits on fiscal years 1998 and 1999, not accepting certain uncollectible loans to be recorded as uncollectible receivables deductible from income tax and minimum presumed income tax. The original amount claimed for taxes by the tax collection authorities totals $ 2,094.

In July 2013, the Federal Tax Court notified the judgment sustaining the appeal filed by the company. Tax collection authorities later filed an appeal against the aforementioned judgment, which was answered by the company in December 2013. In May 2014, the Argentine Federal Court of Appeals in Administrative Matters rejected the appeal filed by the Argentine Revenue Service (A.F.I.P), thus confirming the judgment issued by the Federal Tax Court, which was favorable to Compañía Financiera Argentina S.A. In June 2014, the A.F.I.P. filed an appeal before the Argentine Supreme Court of Justice.

Based on the information available at the date of these financial statements, the Company believes the decision to be issued by the Argentine Supreme Court of Justice shall not be different from the judgments issued by the other courts that heard the case.

Notwithstanding the foregoing, the companies have set up the provisions deemed appropriate pursuant to the evolution of each proceeding.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

CONSUMER PROTECTION ASSOCIATIONS

Banco de Galicia y Buenos Aires S.A.

Consumer Protection Associations, on behalf of consumers, have filed claims against Banco de Galicia y Buenos Aires S.A. with regard to the collection of some financial charges.

The Bank considers the resolution of these controversies not to have a significant impact on its financial condition.

Tarjeta Naranja S.A.

Tarjeta Naranja S.A. reached an agreement with the Consumer and User Protection Association of Argentina (Asociación de Defensa de los Consumidores y Usuarios de la Argentina – A.D.E.C.U.A.) on certain aspects related to amounts collected on account of life insurance on debt balances. This agreement was judicially approved. The court that hears the case later decided that the company should make additional reimbursements with regard to the aforementioned items. Tarjeta Naranja S.A. filed an appeal against this decision before the Court of Appeals, since the company considered it had carried out all the transactions in due time and manner.

In May 2014, Tarjeta Naranja S.A. was notified of the judgment that orders it to reimburse part of what has already been collected on account of life insurance on debt balances. In turn, A.D.E.C.U.A. filed an extraordinary appeal before the Argentine Court of Appeals.

In November 2014, A.D.E.C.U.A. abandoned the proceedings; thus the decision issued by the Court of Appeals was final. Therefore, Tarjeta Naranja S.A. complied with what was ordered by the judge and later confirmed by the Court of Appeals, crediting the corresponding amounts in customers’ accounts and transferring the amounts to be reimbursed to former customers to Banco de la Nación Argentina. In December 2014, Tarjeta Naranja S.A. evidenced compliance with the decision in the proceedings. The Court received the documents and is giving notice of compliance with the judgment to the Prosecutor’s Office and A.D.E.C.U.A.

At the date of these financial statements, and with the corresponding payments having been made, the provision duly set up by Tarjeta Naranja S.A. has been reversed.

NOTE 36. RISK MANAGEMENT POLICIES

The tasks related to risk information and internal control of each of the controlled companies are defined and carried out, rigorously, in each of them. This is particularly strict in the main controlled company, Banco Galicia y Buenos Aires S.A., where the requirements to be complied with are stringent, as detailed below, as it is a financial institution regulated by the Argentine Central Bank. Apart from the applicable local regulations, Grupo Financiero Galicia S.A., in its capacity as a listed company on the markets of the United States of America, complies with the certification of its internal controls pursuant to Section 404 of the Sarbanes Oxley Act (SOX). Corporate risk management is monitored by the Audit Committee, which also gathers and analyzes the information submitted by the main controlled companies.

The specific function of the comprehensive management of Banco de Galicia y Buenos Aires S.A.’s risks has been allocated to the Risk Management Division, guaranteeing its independence from the rest of the business areas since it directly reports to Banco de Galicia y Buenos Aires S.A.’s General Division and, at the same time, it is involved in the decisions made by each area. In addition, the control and prevention of risks related to asset laundering, funding of terrorist activities and other illegal activities are allocated to the Anti-Money Laundering Unit Division. The aim of both divisions is to guarantee the Board of Directors that they are fully aware of the risks Banco de Galicia y Buenos Aires S.A. is exposed to, and they are in charge of designing and proposing the policies and procedures necessary to mitigate and control such risks.

Banco de Galicia y Buenos Aires S.A. has developed the Capital Adequacy Assessment Process (Proceso de Evaluación de Suficiencia de Capital - PESC) to assess the relationship between the Bank’s own resources available and necessary resources to maintain an appropriate risk profile. This process shall also allow identifying both the economic capital needs for the next fiscal years and the sources to meet such needs.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

In turn, Banco de Galicia y Buenos Aires S.A. has developed a risk appetite framework, which has risk acceptance levels, both on an individual and a consolidated basis. Within this framework, ratios have been established, which are regularly submitted to the Risk Management Committee.

Each of these ratios has an excess threshold and related actions in case of deviations.

FINANCIAL RISKS

Short- and medium-term financial risks are managed within the framework of policies approved by Banco de Galicia y Buenos Aires S.A.’s Board of Directors, which establishes limits to the different risk exposures and also considers their interrelation. Management is supplemented by “contingency plans” devised to face adverse market situations. Furthermore, “stress tests” that make it possible to assess risk exposures under historical and simulated scenarios are created, which identify critical levels of the different risk factors.

LIQUIDITY

Daily liquidity is managed according to the strategy set, which seeks to keep liquid resources that are enough to mitigate the adverse effects caused by irregular variations in loans and deposits, in addition to coping with “stress” situations.

The current liquidity policy in force provides for the setting of limits and monitoring in terms of a) liquidity as regards stock: a level of “Management Liquidity Requirement” was established, taking into consideration the characteristics and behavior of Banco de Galicia y Buenos Aires S.A.’s different liabilities; and b) cash flow liquidity: gaps between the contractual maturities of consolidated financial assets and liabilities are analyzed and monitored. There is a cap for the gap between maturities, determined based on the gap accumulated against total liabilities permanently complied with during the first year.

Furthermore, the policy sets forth a contingency plan, by currency type, that determines the steps to be taken and the assets from which liquid resources additional to those set forth in the above-mentioned policy can be obtained.

With the purpose of mitigating the liquidity risk that arises from deposit concentration per customer, Banco de Galicia y Buenos Aires S.A. has a policy that regulates the concentration of deposits among the main customers.

CURRENCY RISK

Banco de Galicia y Buenos Aires S.A.’s current policy in force establishes limits in terms of maximum “net asset positions” (assets denominated in a foreign currency which are higher than the liabilities denominated in such currency) and “net liability positions” (assets denominated in a foreign currency which are lower than the liabilities denominated in such currency) for mismatches in foreign currency, as a proportion of Banco de Galicia y Buenos Aires S.A.’s R.P.C.

An adequate balance between assets and liabilities denominated in foreign currency is what characterizes the management strategy for this risk factor, seeking to achieve a full coverage of long-term asset-liability mismatches and allowing a short-term mismatch management margin that contributes to the possibility of improving certain market situations. Short- and long-term goals are attained by appropriately managing assets and liabilities and by using the financial products available in our market, particularly “dollar futures” both in institutionalized markets (M.A.E. and RO.F.EX.) and in forward transactions performed with customers.

Transactions in foreign currency futures (Dollar futures) are subject to limits that take into consideration the particular characteristics of each trading environment.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

INTEREST RATE RISK

Banco de Galicia y Buenos Aires S.A.’s exposure to the “interest rate risk”, as a result of interest rate fluctuations and the different sensitivity of assets and liabilities, is managed according to the strategy approved. On the one hand, it considers a short-term horizon, seeking to keep the net financial margin within the levels set by the policy. On the other hand, it considers a long-term horizon, the purpose of which is to mitigate the negative impact on the economic value of Banco de Galicia y Buenos Aires S.A.’s Shareholders’ Equity in the face of changes in interest rates.

From a comprehensive viewpoint of risk exposures and contributing to including a “risk premium” in the pricing process, the aim is to systematically estimate the “economic capital” used up by the structural risk as per the financial statements (interest rate risk) and the contribution of the “price risk”, in its different expressions, to using up the capital.

MARKET RISK

Trading of and/or investment in government and corporate securities, currencies, derivatives and debt instruments issued by the Argentine Central Bank, which are listed on the capital markets and the value of which varies pursuant to the variation of the market prices thereof, are included within the Policy that limits the maximum authorized losses during a year.

The “price risk” (market) is daily managed according to the strategy approved, the purpose of which is to keep Banco de Galicia y Buenos Aires S.A. present in the different derivatives, variable- and fixed-income markets while obtaining the maximum return as possible on trading, without exposing the latter to excessive risk levels. Finally, the policy designed contributes to providing transparency and facilitates the perception of the risk levels to which it is exposed.

In order to measure and monitor risks derived from the variation in the price of financial instruments frequently listed in the secondary markets that form the trading securities portfolio, a model known as “Value at Risk” (also known as “VaR”) is used. This model measures, for Banco de Galicia y Buenos Aires S.A. individually, the possible loss that could be generated by the positions in securities and currencies under certain parameters. For financial instruments not frequently listed or with no representative listing in the secondary markets, the methodology known as DV01 is used. This consists in estimating the change of value of a portfolio, for variations of one interest rate percentage point.

CROSS-BORDER RISK

Banco de Galicia y Buenos Aires S.A.’s foreign trade transactions and management of “treasury” resources imply assuming cross-border risk positions. These exposures related to cross-border assets are in line with Banco de Galicia y Buenos Aires S.A.’s business and financial strategy, the purpose of which is to provide customers with an efficient commercial assistance and to improve the management of available liquid resources within an appropriate risk and yield environment.

TRANSFER RISK

The possibility of diversifying funding sources, as contemplated by the liquidity strategy, by obtaining resources in foreign capital markets, involves the possible exposure to potential regulatory changes that hinder or increase the cost of the transfer of foreign currency abroad to meet liability commitments. The policy that manages the risk of transferring foreign currency abroad thus contributes to the liquidity strategy and pursues the goal of reaching an adequate balance between liabilities payable to local counterparties and those payable to foreign counterparties in a return-risk proportion that is adequate for Banco de Galicia y Buenos Aires S.A.’s business and growth.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

EXPOSURE TO THE NON-FINANCIAL PUBLIC SECTOR

With the purpose of regulating risk exposures with regard to the non-financial public sector, in the national, provincial and municipal jurisdictions, Banco de Galicia y Buenos Aires S.A. defined a policy, the design of which envisages risk exposures in each jurisdiction, as well as the “possible loss” of value related to such holdings.

CREDIT RISK

Banco de Galicia y Buenos Aires S.A.’s credit granting and analysis system is applied in a centralized manner and is based on the concept of “opposition of interests”, which takes place when risk management, credit and commercial duties are segregated, with respect to both retail and wholesale businesses. This allows an ongoing and efficient monitoring of the quality of assets, a proactive management of problem loans, aggressive write-offs of uncollectible loans, and a conservative policy on allowances for loan losses.

Apart from that, this system includes the follow-up of the models for measuring the portfolio risk at the operation and customer levels, thus making it easier to detect problem loans and the related losses. This allows early detection of situations that can entail some degree of portfolio deterioration, and appropriately safeguarding the Bank’s assets.

Credit risk management entails approving the credit risk policies and procedures, verifying compliance therewith and assessing credit risk on an ongoing basis.

The management of wholesale and retail risks is structured, taking into consideration the segments that constitute each of those banking divisions. Since fiscal year 2014, Banco de Galicia y Buenos Aires S.A. monitors the risk of affiliated companies in a centralized manner.

As an outstanding aspect we can mention that the credit granting policy for retail banking focuses on automatic granting processes. These are based on behavior analysis models. Banco de Galicia y Buenos Aires S.A. is strongly geared towards obtaining portfolios with direct payroll deposit, which statistically have a better compliance behavior when compared to other types of portfolios.

As for the wholesale banking, credit granting is based on analyses conducted on credit, cash flow, balance sheet, capacity of the applicant. These are supported by statistical rating models and qualitative adjustment models for corporate businesses.

Internal policies were implemented regarding concentration per customer/group, acceptance and concentration per internal rating and review-by-sector. The latter determines the levels of review for the economic activities belonging to the private-sector portfolio according to the concentration they show with regard to Banco de Galicia y Buenos Aires S.A.’s total credit and/or R.P.C.

Also, the Credit Risk Management Division also constantly monitors its portfolio through different indicators (asset quality of the loan portfolio, provision for the non-accrual portfolio, non-performance, roll rates, etc.), as well as the classification and concentration thereof (through maximum ratios between the exposure to each customer, its own computable capital or “R.P.C.” or regulatory capital, and that of each customer). The loan portfolio classification as well as its concentration control is carried out following the Argentine Central Bank regulations.

OPERATIONAL RISK

Pursuant to the best practices and the guidelines determined by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. has the Operational Risk Unit, through which it has implemented the Operational Risk Management Framework. This framework includes the Bank’s policies, practices, procedures and structures for the appropriate management of Operational Risk.

Operational Risk is the risk of losses due to the lack of conformity or due to failure of internal processes, the acts of people or systems, or else because of external events. It includes legal risk, but does not include strategic and reputational risks.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Banco de Galicia y Buenos Aires S.A. manages operational risk inherent to its products, activities, processes and material systems, technology and information security processes, as well as risks derived from subcontracted activities and from services rendered by providers. Such management includes the identification, assessment, monitoring, control and mitigation of operational risks.

Before launching or introducing new products, activities, processes or systems, Banco de Galicia y Buenos Aires S.A. makes sure its operational risks are appropriately assessed.

This way, Banco de Galicia y Buenos Aires S.A. has the necessary structure and resources to be able to determine the operational risk profile and thus take the corresponding corrective measures, complying with the regulations set forth by the Argentine Central Bank on guidelines for operational risk management in financial institutions and operational risk events database.

The minimum capital requirement with regard to the operational risk is determined according to the Argentine Central Bank regulations.

An appropriate management of operational risks also helps improve customer service quality.

In compliance with Communiqué “A” 5398, securitization, concentration, reputational and strategic risks were identified as significant risks, and a computation and measurement method was developed, which is currently being implemented. These risks, together with those mentioned previously, were included in the Capital Adequacy Assessment Report (I.A.C., as per its acronym in Spanish), within the framework of Communiqué “A” 5515.

SECURITIZATION RISK

Securitization is an alternative source of financing and a mechanism for the transfer of risks to investors. Notwithstanding the foregoing, securitization activities and the fast innovation with regard to the techniques and instruments used in such activities also generate new risks, including the following:

i) Credit, market, liquidity, concentration, legal and reputational risks, due to the securitization positions held or invested, including, among others, liquidity facilities and credit enhancement granted; and

ii) Credit risk due to the underlying exposures with regard to securitization.

CONCENTRATION RISK

Risk concentration has to do with the exposures or groups of exposures with similar characteristics, for instance when they belong to the same debtor, counterparty or guarantor, geographic area or economic sector; or because they are secured by the same type of assets used as collateral, with the possibility of generating:

i) Losses with regard to income, regulatory capital, assets or the global risk level, that are significant enough to affect the financial strength of the financial institution or its ability to keep the financial institution’s main transactions;

ii) A major change in the financial institution’s risk profile.

REPUTATIONAL RISK

Reputational risk is defined as the risk associated to a negative perception of the financial institution by customers, counterparties, shareholders, investors, account holders, market analysts and other significant market players, which adversely affects the financial institution’s ability to keep existing business relationships or establish new relationships, and continue having access to funding sources as for instance in the interbank market or the securitization market.

STRATEGIC RISK

Strategic risk is that which arises from an inappropriate business strategy or an adverse change in forecasts, parameters, goals and other functions that support such strategy. Even though estimating this risk is complex, institutions must develop new management techniques that include all the related aspects.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

ASSET LAUNDERING, FUNDING OF TERRORIST ACTIVITIES AND OTHER ILLEGAL ACTIVITIES RISK

With respect to the control and prevention of asset laundering and funding of terrorist activities, Banco de Galicia y Buenos Aires S.A. complies with the regulations set forth by the Argentine Central Bank, the Financial Information Unit and Law No. 25246, as amended, which creates the Financial Information Unit (U.I.F.), under the jurisdiction of the Ministry of Justice and Human Rights with functional autarchy. The Financial Information Unit is in charge of analyzing, addressing and reporting the information received, in order to prevent and avoid both asset laundering and funding of terrorist activities.

Banco de Galicia y Buenos Aires S.A. has promoted the implementation of measures designed to fight against the use of the international financial system by criminal organizations. For such purpose, Banco de Galicia y Buenos Aires S.A. has control policies, procedures and structures that are applied using a “risk-based approach”, which allow monitoring transactions, pursuant to the “customer profile” (defined individually based on the information and documentation related to the economic, financial and tax condition of the customer), in order to detect such transactions that should be considered unusual, and to report them before the U.I.F. in the cases that may correspond. The Anti-Money Laundering Unit (“U.A.L.” as per its initials in Spanish – Unidad Antilavado) is in charge of managing this activity, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization by drafting the related handbooks and training all employees. In addition, the management of this risk is regularly reviewed by Internal Audit.

Banco de Galicia y Buenos Aires S.A. has appointed a director as Compliance Officer, pursuant to Resolution 121/11 of the U.I.F., who shall be responsible for ensuring compliance with and implementation of the proceedings and obligations on the issue.

Banco de Galicia y Buenos Aires S.A. contributes to the prevention and mitigation of risks from transaction-related criminal behaviors, being involved in the international regulatory standards adoption process.

In compliance with Communiqué “A” 5394 issued by the Argentine Central Bank, in its website (http://www.bancogalicia.com.ar), inside the “Conózcanos” tab within “Información Corporativa”, Banco de Galicia y Buenos Aires S.A. has a document entitled “Disciplina de Mercado – Requisitos mínimos de divulgación”, where there is information related to the structure and adequacy of regulatory capital, the exposure to the different risks and the management thereof.

NOTE 37. CORPORATE GOVERNANCE TRANSPARENCY POLICY

GRUPO FINANCIERO GALICIA S.A.

Grupo Financiero Galicia S.A.’s Board of Directors is the Company’s highest management body. It is made up of nine directors and four alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

As set out in the bylaws, the term of office for both directors and alternate directors is three years; they are partially changed every year and may be reelected indefinitely.

The Company complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which the Company carries out its activities, from three to nine directors.

The Board of Directors complies, in every relevant respect, with the recommendations included in the Code on Corporate Governance as schedule IV to Title IV of the regulations issued by the National Securities Commission (text amended in 2013).

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

It also monitors the application of the corporate governance policies provided for by the regulations in force through the Audit Committee and the Committee for Information Integrity. Periodically, the Committees provide the Board of Directors with information, and the Board gets to know the decisions of each Committee. What is appropriate is transcribed in the minutes drafted at the Board of Directors’ meetings.

The Audit Committee set by Capital Markets Law No. 26831 and the C.N.V.’s regulations is formed by three directors, two of whom are independent directors, and the Committee for Information Integrity’s mission is to comply with the provisions of U.S. Sarbanes-Oxley Act.

Basic Holding Structure

Grupo Financiero Galicia S.A. is a company whose purpose is solely to conduct financial and investment activities as per Section 31 of the Corporations Law. That is to say, it is a holding company whose activity involves managing its equity investments, assets and resources.

Within the group of companies in which Grupo Financiero Galicia S.A. has an interest, Banco de Galicia y Buenos Aires S.A. stands out, in which the former has a controlling equity interest, being its main asset as well. Banco de Galicia y Buenos Aires S.A., as a bank institution, is subject to certain regulatory restrictions imposed by the Argentine Central bank. In particular, Banco de Galicia y Buenos Aires S.A. can only hold a 12.5% interest in the capital stock of companies that do not carry out activities considered supplementary by the Argentine Central Bank. Therefore, Grupo Financiero Galicia S.A. holds, either directly or indirectly, the remaining interests in several companies. In addition, Grupo Financiero Galicia S.A. indirectly holds a number of equity investments in supplementary companies that belong to Banco de Galicia y Buenos Aires S.A. as controlling company.

Since Grupo Financiero Galicia S.A. is a holding company, it has a limited personnel structure, and, therefore, many of the business organization requirements, common for big productive institutions, cannot be applied to this company.

To conclude, one should note that Grupo Financiero Galicia S.A. is under the control of other pure holding company, EBA Holding S.A., which has the number of votes necessary to hold the majority of votes at the Shareholders’ Meetings, although it does not have any managerial functions over Grupo Financiero Galicia and the Company has no group relationship with EBA Holding S.A. No director of EBA Holding S.A. is a director of Grupo Financiero Galicia S.A.

Compensation Systems

Directors’ compensation is defined by the General Shareholders’ Meeting and is fixed within the limits established by law and the corporate bylaws.

The Audit Committee expresses its opinion on whether compensation proposals for Directors are reasonable, taking into consideration market standards.

Business Conduct Policy

Since its beginning, Grupo Financiero Galicia S.A. has constantly shown respect for the rights of its shareholders, reliability and accuracy in the information provided, transparency as to its policies and decisions, and caution with regard to the disclosure of strategic business issues.

Code of Ethics

Grupo Financiero Galicia S.A. has a Code of Ethics formally approved that guides its policies and activities. It considers business objectivity and conflict-of-interests related-aspects, and how the employee should act upon identifying a breach of the Code of Ethics.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

BANCO DE GALICIA Y BUENOS AIRES S.A.

Banco de Galicia y Buenos Aires S.A.’s Board of Directors is the Bank’s highest management body. It is made up of seven directors and five alternate directors, who must have the necessary knowledge and skills to clearly understand their responsibilities and duties within the corporate governance, and to act with the loyalty and diligence of a good businessman.

Banco de Galicia y Buenos Aires S.A. complies with the appropriate standards regarding total number of directors, as well as number of independent directors. Furthermore, its bylaws provide for the flexibility necessary to adapt the number of directors to the possible changes in the conditions in which the Bank carries out its activities, from three to nine directors.

The General Shareholders’ Meeting has the power to establish the number of directors, both independent and non-independent ones, and appoint them. Out of the seven directors, two are independent. In addition, three of the alternate directors are independent. The independence concept is defined in the regulations set forth by the C.N.V. and the Argentine Central Bank regulations.

With respect to the prevention of conflicts of interest, the provisions set forth in the Corporations Law and the Capital Markets Law are applicable.

As set out in the bylaws, the term of office for both directors and alternate directors is three years; two thirds of them (or a fraction of at least three) are changed every year and may be reelected indefinitely.

The Board of Directors’ meeting is held at least once a week and when required by any director. The Board of Directors is responsible for Banco de Galicia y Buenos Aires S.A.’s general management and makes all the necessary decisions to such end. The Board of Directors’ members also take part, to a higher or lesser extent, in the commissions and committees created. Therefore, they are continuously informed about the Bank’s course of business and become aware of the decisions made by such bodies, which are transcribed into minutes.

Additionally, the Board of Directors receives a monthly report prepared by the General Manager, the purpose of which is to report the material issues and events addressed at the different meetings held between him and Senior Management. The Board of Directors becomes aware of such reports, evidencing so in minutes.

In connection with directors’ training and development, Banco de Galicia y Buenos Aires S.A. has a program, which is reviewed every six months, whereby they regularly attend courses and seminars of different kinds and subjects.

It may be said that Banco de Galicia y Buenos Aires S.A.’s executives, including directors, have proved updated knowledge and skills, and that the Board of Directors’ performance is the most effective, which corresponds with the current dynamics of this body.

According to the activities carried out by Banco de Galicia y Buenos Aires S.A., effective laws and corporate strategies, the following committees have been created to achieve an effective control over all activities performed by the Bank:

- Risk Management Committee.

It is in charge of approving risk management strategies, policies, processes and procedures, with the related contingency plans, establishing the specific limits for each risk exposure and approving, when appropriate, the temporary limit excesses and becoming aware of each risk position and compliance with policies.

- Credit Committee.

This Committee’s function is to resolve on loans greater than 2.5% of Banco de Galicia y Buenos Aires S.A.’s Computable Regulatory Capital and all the loans to be granted to financial institutions (local or foreign) and related customers.

- Asset and Liability Management Committee.

It is in charge of analyzing the evolution of the Bank’s business from a financial point of view regarding fund-raising and its placement in different assets, and is responsible for the follow-up and control of liquidity, interest-rate and currency mismatches. It is also in charge of analyzing and recommending business areas, measures related to the

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

management of interest-rate and currency mismatches, and maturity gaps in order to maximize financial and foreign exchange income within acceptable parameters of risk and use of capital, and proposing changes to such parameters, if deemed necessary, to the Board of Directors.

- Information Technology Committee.

It is in charge of supervising and approving new systems’ development plans and budgets, as well as supervising these systems’ budget controls. It is also responsible for approving the general design of the system’s structure, of the main processes and systems implemented, and for supervising the quality of the Bank’s systems.

- Audit Committee.

The Audit Committee is responsible for helping, within the framework of its specific functions, the Board of Directors with: (1) internal controls, individual and corporate risk management and compliance with the standards established by the Bank, the Argentine Central Bank and effective laws; (2) the process of issuance of the financial statements; (3) the external auditor’s suitability and independence; (4) the Internal and External Audit’s performance; (5) the solution to the observations made by the Internal and External Audits, the Argentine Central Bank and other regulatory agencies; and (6) evaluation and approval of the follow-up of the implementation of recommendations. It is also responsible for coordinating the Internal and External Audit functions that interact in the financial institution.

- Committee for the Control and Prevention of Money Laundering and Funding of Terrorist Activities.

Its mission is to plan, coordinate and ensure compliance with the policies on anti-money laundering and funding of terrorist activities set and approved by the Board of Directors, taking into consideration effective regulations. It is also responsible in this regard for designing internal controls, personnel training plans and ensuring compliance by the Internal Audit.

- Committee for Information Integrity.

Its mission is to comply with the provisions of U.S. Sarbanes-Oxley Act.

- Human Resources Committee.

It is in charge of promotions and appointments, transfers, turnovers, development, staff and compensation for the personnel included in 9 salary levels and higher.

- Planning and Management Control Committee.

It is in charge of analyzing, defining and following up the consolidated balance sheet and income statement.

- Business and Segment Management Committee.

It is in charge of analyzing, defining and following up businesses and segments.

- Crisis Committee.

It is in charge of evaluating the situation upon facing a liquidity crisis and deciding the steps to be implemented to tackle it.

- Finance Committee – Consumer Banking

It is in charge of analyzing the financial evolution and the funding needs of companies devoted to the provision of financing to consumers, as well as analyzing the evolution of the credit portfolio.

Banco de Galicia y Buenos Aires S.A. considers the General Manager and Division Management reporting to the General Manager as Senior Management. These are detailed as follows:

•	Retail Banking Division

•	Wholesale Banking Division

•	Finance Division

•	Comprehensive Corporate Services Division

•	Organizational Development and Human Resources Division

•	Risk Management Division

•	Credit Division

•	Planning Division

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Senior Management’s main duties are as follows:

•	Ensure that the Bank’s activities are consistent with the business strategy, the policies approved by the Board of Directors and the risks to be assumed.

•	Implement the necessary policies, procedures, processes and controls to manage operations and risks cautiously, meet the strategic goals set by the Board of Directors and ensure that the latter receives material, full and timely information so that it may assess management and analyze whether the responsibilities assigned are effectively fulfilled.

•	Monitor the managers from different divisions, in line with the policies and procedures set by the Board of Directors and establish an effective internal control system.

Basic Holding Structure

Banco de Galicia y Buenos Aires S.A.’s major shareholder is Grupo Financiero Galicia S.A. In turn, Banco de Galicia y Buenos Aires S.A. holds equity investments in supplementary companies as controlling company, as well as minority interests in companies whose controlling company is its own controlling company. From a business point of view, this structure allows the Bank to take advantage of significant synergies that guarantee the loyalty of its customers and additional businesses. All business relationships with these companies, whether permanent or occasional in nature, are fostered under the normal and usual market conditions and this is so when Banco de Galicia y Buenos Aires S.A. holds either a majority or minority interest. Grupo Financiero Galicia S.A.’s Board of Directors submits to the Shareholders’ Meeting’s vote which shall be Grupo Financiero Galicia’s vote, in its capacity as controlling company, at Banco de Galicia y Buenos Aires’s Shareholders’ Meeting. The same method of transparency and information as to its controlled companies and companies it owns a stake in is applied at the Bank’s Shareholders’ Meetings, which are always attended by directors and officers thereof and the Board of Directors always provides detailed information about the Company’s activities.

Business Conduct Policy and/or Code of Ethics

Banco de Galicia y Buenos Aires S.A. has a formally approved Code of Ethics that guides its policies and activities. It considers business objectivity and conflict-of-interests related-aspects, and how the employee should act upon identifying a breach of the Code of Ethics, with the involvement of the Organizational Development and Human Resources Management.

Information Related to Personnel Economic Incentive Practices

The Human Resources Committee, composed of two Directors, the Managing Director and the Organizational Development and Human Resources Division Manager, is in charge of establishing the compensation policy for Banco de Galicia y Buenos Aires S.A.’s personnel.

It is the policy of Banco de Galicia y Buenos Aires S.A. to manage the full compensation of its personnel based on the principles of fairness, meritocracy and justice, within the framework of the legal regulations in force.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The aim of this policy is to provide an objective and fair basis, through the design and implementation of tools for the management of the fixed and variable compensation paid to each employee, based on the scope and complexity of each position’s responsibilities, individual performance with regard to compliance thereof, contribution to the Bank’s results and conformity to market values, with the purpose of:

•	Attracting and creating loyalty with regard to quality personnel suitable for the achievement of the business strategy and goals.

•	Being an individual motivation means.

•	Easing the decentralized management of compensation administration.

•	Allowing the effective budget control of personnel costs.

•	Guaranteeing internal fairness.

In order to monitor and guarantee both external and internal fairness with regard to the payment of fixed and variable compensation, the Compensation area uses, and puts at the disposal of the Senior Management and the Human Resources Committee, market surveys published by consulting firms specialized in compensation issues, pursuant to the market positioning policies defined by the management division for the different corporate levels.

With the purpose of gearing individuals towards the achievement of attainable results that contribute to the global performance of the Bank/Area, and to the increase in motivation for the common attainment of goals, differentiating individual contribution, Banco de Galicia y Buenos Aires S.A. has different variable compensation systems:

1. Business Incentives and/or Incentives through Commissions system for business areas.

2. Annual Bonus System for management levels, officers and the rest of the employees who are not included in the business incentives system. The annual bonus is determined based on individual performance and Banco de Galicia y Buenos Aires S.A.’s results, and is paid in the first quarter of the next fiscal year. To determine the variable compensation for the senior management and middle management, the Bank uses the Management Performance Assessment System. This system has been designed including both qualitative and quantitative K.P.I. (Key Performance Indicators). In particular, quantitative Key Performance Indicators are designed respecting at least three minimum aspects:

•	Results.

•	Business volume or size.

•	Projections: Indicators that protect the business for the future (For example: Quality, internal and external customer satisfaction, risk coverage, work environment, etc.).

The significance or impact of each of them is monitored and adjusted yearly pursuant to the strategy approved by the Board of Directors.

The interaction among these three aspects seeks to make incentives related to results and growth consistent with the risk thresholds determined by the Board of Directors.

In turn, there is no deferred payment of variable compensation subject to the occurrence of future events or in the long term, taking into consideration that the business environment in the Argentine financial system is characterized by being mainly transactional, with lending and borrowing transactions with a very short seasoning term.

Annual budget and management control – the latter carried out monthly in a general manner and quarterly in a more detailed manner - include different risk ratios, including the ratio between compensation and risks undertaken.

Variable compensation is only paid in cash. There are no payments in shares.

Every change to this policy is submitted to Banco de Galicia y Buenos Aires S.A.’s Human Resources Committee for its consideration.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 38. CREDIT LINES FOR THE PRODUCTIVE INVESTMENT

The Argentine Central Bank established the conditions to grant loans under the program “Credit Lines for the Productive Investment”, aimed at financing specific-purposes investment projects. The minimum conditions for the placement of the aforementioned line of credit are as follows:

2012 Quota: Amount equivalent to 5% of the monthly average of daily balances of deposits in the non-financial private sector in Pesos for June 2012.

2013 Quota, first and second tranches: Amount equivalent to 5% of the deposits mentioned in the previous paragraph calculated with regard to the balance at the end of November 2012 and May 2013, respectively.

2014 Quota, first and second tranches: Amount equivalent to 5% and 5.50% of the aforementioned deposits calculated with regard to the balance at the end of November 2013 and May 2014, respectively.

2015 Quota: Amount equivalent to 6.5% of the aforementioned deposits calculated with regard to the monthly average of daily balances for November 2014.

The interest rate to be earned by financial institutions shall be up to a fixed nominal 15.01% rate per annum for the 2012 quota, a fixed nominal 15.25% rate per annum for the 2013 quota (both tranches), a fixed nominal 17.50% rate per annum for the first tranche of the 2014 quota, 19.50% for the second tranche of the 2014 quota, and up to a fixed nominal 19% rate per annum for the first tranche of the 2015 quota, at least for three years. With regard to the remaining term, a variable rate not to exceed Badlar rate plus 400 basis points may be applied for the 2012 and 2013 quotas, a rate not to exceed Badlar rate plus 300 basis points may be applied for the 2014 quota, and a rate not to exceed Badlar rate plus 150 basis points for the first tranche of the 2015 quota.

At fiscal year-end, Banco de Galicia y Buenos Aires S.A. has complied with the placement of the loans in accordance with the conditions set forth by the Argentine Central Bank for the quotas corresponding to 2012, 2013 and 2014.

NOTE 39. PENALTIES IMPOSED ON BANCO DE GALICIA Y BUENOS AIRES S.A. AND SUMMARY PROCEEDINGS COMMENCED BY THE ARGENTINE CENTRAL BANK

Penalties Imposed on Banco de Galicia y Buenos Aires S.A. Existing as of December 31, 2014:

Argentine Central Bank’s Financial Summary Proceedings No. 1308. Decision No. 721/2013. Penalty notification date: October 28, 2013. Reason for the imposition of the penalty: Alleged non-compliance with the regulations on prevention of money laundering, due to lack of files and of customers’ awareness. Penalty amount and responsible individuals penalized (penalties): Banco de Galicia y Buenos Aires S.A. $ 230; Daniel A. Llambías $ 220; Luis M. Ribaya $ 172; Antonio R. Garcés $ 169; Enrique M. Garda Olaciregui $ 126; Eduardo A. Fanciulli $ 126; Sergio Grinenco $ 120; Guillermo J. Pando $ 120; and Pablo Garat $ 70. Status of the proceedings: The individuals on whom penalties were imposed filed an administrative appeal against the aforementioned penalties, which is pending at the Division V of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: Fines were paid in full and charged to income for the corresponding fiscal year.

Argentine Central Bank’s Financial Summary Proceedings No. 1223 and 1226 (accumulated). Decision No. 762/2013. Penalty notification date: November 15, 2013. Reason for the imposition of the penalty: Alleged non-compliance with Communiqué “A” 3426 and Communiqué “A” 3381 of the Argentine Central Bank, and alleged non-compliance with restrictions related to assistance to related customers. Penalty amount and responsible individuals penalized (penalties): Banco de Galicia y Buenos Aires S.A. $ 400; José H. Petrocelli $ 328; Luis M. Ribaya $ 328; Eduardo J. Zimermann $ 324; Antonio R. Garcés $ 400; Eduardo H. Arrobas $ 400; Daniel A. Llambías $ 400; Eduardo J. Escasany $ 260;

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Federico Braun $ 260; and Abel Ayerza $ 258. In the case of Messrs. Juan M. Etchegoyhen, Federico M. Caparrós Bosch, Jorge Grouman, Norberto R. Armando (deceased), Daniel Morgan (deceased), Luis O. Oddone, Ricardo A. Bertoglio (deceased), Norberto D. Corizzo and Adolfo H. Melian, warning penalty. Status of the proceedings: The individuals on whom penalties were imposed filed an administrative appeal against the aforementioned penalties, which is pending at the Division V of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: Fines were paid in full and charged to income for the corresponding fiscal year.

U.I.F.’s Summary Proceedings No. 68/09. Decision No. 36/2010 U.I.F. Penalty notification date: February 25, 2010. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in possible infringement of Act No. 25246. Penalty amount and responsible individuals penalized (penalties): Banco de Galicia y Buenos Aires S.A. $ 2,241; Eduardo A. Fanciulli $ 812; Enrique M. Garda Olaciregui $ 1,429. Status of the proceedings: The individuals on whom penalties were imposed filed a direct appeal against the aforementioned penalties, which is pending at the Division I of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: As of December 31, 2014, a provision for $ 3,464 has been set up. Pursuant to the provisions of Communiqué “A” 5689 of the Argentine Central Bank dated January 8, 2015, such provision shall be raised to $ 4,483.

U.I.F.’s Summary Proceedings No. 213/12. Decision No. 174/2014. Penalty notification date: May 6, 2014. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in possible infringement of Section 24 of Act No. 25246. Penalty amount and responsible individuals penalized (penalties): Banco de Galicia y Buenos Aires S.A. $ 324; Enrique M. Garda Olaciregui, Pablo M. Garat, Sergio Grinenco, Pablo Gutierrez, Guillermo J. Pando, Luis M. Ribaya y Antonio R. Garcés $ 324, jointly. Status of the proceedings: The individuals on whom penalties were imposed filed a direct appeal against the aforementioned penalties, which is pending at the Division III of the Argentine Federal Court of Appeals in Administrative Matters. Accounting treatment: As of December 31, 2014, a provision for $ 257 has been set up. Pursuant to the provisions of Communiqué “A” 5689 of the Argentine Central Bank dated January 8, 2015, such provision shall be raised to $ 648.

Summary Proceedings Commenced by the Argentine Central Bank (with no Penalties) Pending as of December 31, 2014:

Summary Proceedings No. 5497, notified on October 8, 2013. Charges filed: Alleged infringement of Communiqué “A” 5264 of the Argentine Central Bank (verification of requirements) in foreign exchange transactions under code 963 (family assistance). Individuals subject to summary proceedings: María José Baldatti and Pablo D. Contreras.

Summary Proceedings No. 5520, notified on October 10, 2013. Charges filed: Alleged infringement of Communiqué “A” 3471 and Communiqué “C” 35372 of the Argentine Central Bank with regard to the crediting, in favor of residents in Argentina, of different amounts from payments from abroad without registering foreign exchange transactions with regard to such residents. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., Héctor D’Alessandro and Mónica B. Patricelli.

After the close of fiscal year 2014, on January 26, 2015, Banco de Galicia y Buenos Aires S.A. was notified of the commencement of Summary Proceedings No. 6075. Charges filed: Alleged infringement of Communiqué “A” 4940, “A” 4662 and “C” 51232 of the Argentine Central Bank upon carrying out eight foreign exchange transactions. Individuals subject to summary proceedings: Banco de Galicia y Buenos Aires S.A., Alejandro Antonelli, Sergio Lenzuen, Daniel B. Toloza, Ignacio J. Castro, José A. Petracca, Juan C. Litardo, Laura C. Cifala, Marcela R. Skrebutenas, María J. Baldatti, María V. Lema, Marina A. de Sierra, Matías L. Alvarez, Matías N. Abate, María B. Troitiño, Natalia Bortoli, Alejandro Schlimovich Ricciardi and Sandra P. Jaleh Camin.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The provisioning criterion required by Communiqué “A” 5689 differs from that of the Argentine GAAP in force in Buenos Aires. Banco de Galicia y Buenos Aires S.A. reserves the right to dispute the legitimacy of such Communiqué and file a claim for any damages its application could cause the Bank.

Compañía Financiera Argentina S.A. has not been imposed any penalties that should be informed under the terms of Argentine Central Bank’s Communiqué “A” 5689, and to date has no summary proceedings brought against it by the Argentine Central Bank.

GRUPO FINANCIERO GALICIA S.A.

BALANCE SHEET

AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos

	Notes	Schedules	12.31.14	12.31.13
Assets
Current Assets
Cash and Due from Banks	2 and 11	G	565	327
Investments	9 and 11	D and G	9,623	10,416
Other Receivables	3, 9 and 11	E and G	34,231	28,886

Total Current Assets			44,419	39,629

Non-current Assets
Other Receivables	3, 9, 11 and 13	E and G	89,674	66,683
Investments	9	B and C	10,591,721	7,202,304
Fixed Assets		A	397	1,348

Total Non-current Assets			10,681,792	7,270,335

Total Assets			10,726,211	7,309,964

Liabilities
Current Liabilities
Financial Debt	4, 9, 11 and 15		120,331	336,728
Salaries and Social Security Contributions	5 and 9		1,050	3,218
Tax Liabilities	6 and 9		27,135	17,927
Other Liabilities	7, 9 and 11	G	3,065	4,856

Total Current Liabilities			151,581	362,729

Non-current Liabilities
Financial Debt	4, 9 and 15		328,200	—
Other Liabilities	7 and 9		6	6

Total Non-current Liabilities			328,206	6

Total Liabilities			479,787	362,735

Shareholders’ Equity (per Related Statement)			10,246,424	6,947,229

Total Liabilities and Shareholders’ Equity			10,726,211	7,309,964

The accompanying Notes 1 to 16 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

BALANCE SHEET – MEMORANDUM ACCOUNTS

AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos

	Notes	Schedules	12.31.14	12.31.13
Unused Overdrafts	11		125,000	158,343

Total			125,000	158,343

The accompanying Notes 1 to 16 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

INCOME STATEMENT

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014, PRESENTED IN COMPARATIVE FORMAT WITH THE PREVIOUS FISCAL YEAR

Figures Stated in Thousands of Pesos

	Notes	Schedules	12.31.14	12.31.13
Net Income on Investments in Related Institutions			3,433,646	1,961,408

Administrative Expenses	11	H	(27,582)	(34,872)

Financial and Holding Loss	11		(73,524)	(100,574)

Generated by Assets			36,393	(35,094)
Interest
On Special Checking Account Deposits			3	9
On Mutual Funds			5,006	22
On Time Deposits	(*)		22	168
On Promissory Notes Receivable	(*)		11	173
Income from Shares			—	(2,411)
Loss from Government and Corporate Securities			7,079	(56,789)
Foreign Exchange Income			24,272	23,734
Generated by Liabilities			(109,917)	(65,480)
Interest
On Financial Debt	(*)		(109,111)	(55,945)
Others			(211)	(118)
Foreign Exchange Loss			(595)	(9,417)

Other Income and Expenses - Income (Loss)			5,250	(2,309)

Net Income before Income Tax			3,337,790	1,823,653

Income Tax	13		—	—

Net Income for the Fiscal Year	14		3,337,790	1,823,653

(*)	Balances net of eliminations corresponding to transactions conducted with companies included in Section 33 of Law No. 19550. See Note 11.

The accompanying Notes 1 to 16 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014, PRESENTED IN COMPARATIVE FORMAT WITH THE PREVIOUS FISCAL YEAR

Figures Stated in Thousands of Pesos

Item	Shareholders’ Contributions (*)					Retained Earnings (**)			Total Shareholders’ Equity
	Capital Stock	Capital Adjustment	Premium for Negotiation of Shares in Own Portfolio	Additional Paid-in Capital	Total	Legal Reserve	Discretionary Reserve	Unappropriated Retained Earnings
Balances as of 12.31.12	1,241,407	278,131	606	—	1,520,144	133,254	1,880,465	1,336,215	4,870,078

Distribution of Unappropriated Retained Earnings (1)
Legal Reserve	—	—	—	—	—	66,811	—	(66,811)	—
Discretionary Reserve	—	—	—	—	—	—	1,245,054	(1,245,054)	—
Cash Dividends	—	—	—	—	—	—	—	(24,350)	(24,350)
Increase due to Merger	58,858	—	—	218,990	277,848	—	—	—	277,848
Income for the Fiscal Year	—	—	—	—	—	—	—	1,823,653	1,823,653

Balances as of 12.31.13	1,300,265	278,131	606	218,990	1,797,992	200,065	3,125,519	1,823,653	6,947,229

Balances as of 12.31.13	1,300,265	278,131	606	218,990	1,797,992	200,065	3,125,519	1,823,653	6,947,229

Distribution of Unappropriated Retained Earnings (2)
Legal Reserve	—	—	—	—	—	91,183	—	(91,183)	—
Discretionary Reserve	—	—	—	—	—	—	1,693,875	(1,693,875)	—
Cash Dividends	—	—	—	—	—	—	—	(38,595)	(38,595)
Income for the Fiscal Year	—	—	—	—	—	—	—	3,337,790	3,337,790

Balances as of 12.31.14	1,300,265	278,131	606	218,990	1,797,992	291,248	4,819,394	3,337,790	10,246,424

(*)	See Notes 8 and 16.
(**)	See Note 12.
(1)	Approved by the Ordinary Shareholders’ Meeting held on April 15, 2013.
(2)	Approved by the Ordinary Shareholders’ Meeting held on April 29, 2014.

The accompanying Notes 1 to 16 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

STATEMENT OF CASH FLOWS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014, PRESENTED IN COMPARATIVE FORMAT WITH THE PREVIOUS FISCAL YEAR

Figures Stated in Thousands of Pesos

	Notes	12.31.14	12.31.13
Changes in Cash
Cash at Beginning of Fiscal Year	1.I	10,743	9,270
Cash at Fiscal Year-end	1.I	10,188	10,743

(Decrease) / Increase in Cash, Net		(555)	1,473

Causes for Changes in Cash
Operating Activities
Collections for Services		4,203	—
Payments to Suppliers of Goods and Services		(18,027)	(18,293)
Personnel Salaries and Social Security Contributions		(7,553)	(9,613)
Payments of Other Taxes		(27,912)	(16,826)
Collections for Other Operating Activities, Net		3,213	7,260

Net Cash Flow (Used for) Operating Activities		(46,076)	(37,472)

Investing Activities
Payments for Purchases of Fixed Assets		—	(236)
Collection of Dividends		127,750	60,595
Collections for Sale of Fixed Assets		5,389	—
Collections for Sale of Controlled Companies		—	1,553
Payments for Equity Investments		(88,857)	(17,842)

Net Cash Flow Provided by Investing Activities		44,282	44,070

Financing Activities
Loans Received, Net		109,937	23,537
Payments of Interest, Net		(89,078)	(13,937)
Distribution of Dividends, Net of Taxes		(19,620)	(14,725)

Net Cash Flow Provided by / (Used for) Financing Activities		1,239	(5,125)

(Decrease) / Increase in Cash, Net		(555)	1,473

The accompanying Notes 1 to 16 and schedules A, B, C, D, E, G, and H are an integral part of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 1. BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

These financial statements have been stated in thousands of Argentine Pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 1 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

The preparation of financial statements at a given date requires the Company’s Management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the fiscal year. The Company’s Management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Estimates and assessments made at the date these financial statements were prepared may differ from the situations, events and/or circumstances that may finally occur in the future.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the Argentine Institute of Statistics and Census (I.N.D.E.C.).

The most significant accounting policies used in preparing the Financial Statements are listed below:

A. ASSETS AND LIABILITIES IN DOMESTIC CURRENCY

Monetary assets and liabilities which include, where applicable, the interest accrued at fiscal year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

B. ASSETS AND LIABILITIES IN FOREIGN CURRENCY (U.S. DOLLARS)

The assets and liabilities in foreign currency were stated at the U.S. Dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of the fiscal year.

Interest receivable or payable has been accrued, where applicable.

C. INVESTMENTS

C.1. Current

Time and special checking account deposits have been measured at their face value, plus accrued interest at fiscal year-end.

Argentine mutual fund units have been valued at fiscal year-end closing price.

C.2. Non-current

The equity investments in companies are recognized using the equity method as of fiscal year-end.

The consolidated financial statements of Sudamericana Holding S.A. have been prepared pursuant to the regulations of the Argentine Superintendency of Insurance (S.S.N.), which differ from Argentine GAAP in certain aspects. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

The equity investments in Banco de Galicia y Buenos Aires S.A. and Compañía Financiera Argentina S.A. have been recognized using the equity method, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 1.16. to the consolidated financial statements from Argentine GAAP.

D. GOODWILL

Goodwill resulting from the acquisition of shares in other companies, which is recorded under “Investments”, has been valued at its acquisition cost, net of the corresponding accumulated amortization, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at fiscal year-end.

E. FIXED ASSETS

Fixed Assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and 600 months for real estate. See Schedule A.

The Company retired from its assets those that, due to their physical and/or technological obsolescence, were not useful for their intended purpose, and which pieces could not be used or exploited.

On July 22, 2014, the Company’s Board of Directors decided to approve the sale of the real estate to Banco de Galicia y Buenos Aires S.A.

The updated residual value of the assets, taken as a whole, does not exceed their value-in-use at fiscal year-end.

F. FINANCIAL DEBT

Financial debt has been valued pursuant to the amount of money received, plus the accrued portion of interest as of fiscal year-end.

G. INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 13 to the financial statements). Due to the unlikelihood that future taxable income may be enough to absorb tax loss carry-forwards, the Company has established an allowance for impairment of value with regard to such income and has not recorded tax loss carry-forwards. See Schedule E.

The Company determines the minimum presumed income tax at the effective rate of 1% of the computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year shall be determined by the higher of the two taxes. However, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The Company has set up a provision for the minimum presumed income tax credit accrued during this fiscal year and the previous fiscal year, for $ 3,439 and $ 3,320, respectively, since its recovery is not likely at the issuance date of these financial statements. See Schedule E.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

H. SHAREHOLDERS’ EQUITY

H.1. Activity in the Shareholders’ Equity accounts has been restated as mentioned in paragraphs three and four of this Note.

The “Subscribed and Paid-in Capital” account has been stated at its face value and at the value of the contributions in the currency value of the fiscal year in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the “Capital Adjustment” account.

H.2. Income and Expense Accounts

The results of operations for each fiscal year are presented in the fiscal year in which they accrue.

I. STATEMENT OF CASH FLOWS

“Cash and Due from Banks”, investments and receivables held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant risks of changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	Notes	Schedules	12.31.14	12.31.13
Cash and Due from Banks	2	G	565	327
Investments		D and G	9,623	10,416

Total			10,188	10,743

NOTE 2. CASH AND DUE FROM BANKS

As of December 31, 2014 and December 31, 2013, the breakdown of the account was as follows:

	Notes	Schedules	12.31.14	12.31.13
Cash			14	12
Cash in Custody in Other Banks		G	—	192
Due from Banks – Checking Accounts	11		551	123

Total			565	327

NOTE 3. OTHER RECEIVABLES

As of December 31, 2014 and December 31, 2013, the breakdown of the account was as follows:

Current	Notes	Schedules	12.31.14	12.31.13
Tax Credits			2,065	1,418
Miscellaneous Receivables
Recoverable Expenses			28,887	19,235
Promissory Notes Receivable	11	G	5,118	9,355
Sundry Debtors			60	—
Prepaid Expenses			38	28
Others			1	279
Allowance for Impairment of Value of Miscellaneous Receivables		E	(1,938)	(1,429)

Total			34,231	28,886

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Non-current	Notes	Schedules	12.31.14	12.31.13
Tax Credits
Minimum Presumed Income Tax Receivables			3,439	3,320
Allowance for Impairment of Value of Minimum Presumed Income Tax Receivables		E	(3,439)	(3,320)
Deferred Tax Asset	13		94,148	71,958
Allowance for Impairment of Value of Deferred Tax Asset	13	E	(94,148)	(71,958)
Promissory Notes Receivable	11	G	89,674	66,679
Prepaid Expenses			—	3
Sundry Debtors			—	1

Total			89,674	66,683

NOTE 4. FINANCIAL DEBT

As of December 31, 2014 and December 31, 2013, the breakdown of the account was as follows:

Current	Notes	Schedules	12.31.14	12.31.13
Loans Received	11		—	25,657
Notes	15		120,331	311,071

Total			120,331	336,728

Non-current	Notes	Schedules	12.31.14	12.31.13
Notes	15		328,200	—

Total			328,200	—

NOTE 5. SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

As of December 31, 2014 and December 31, 2013, the breakdown of the account was as follows:

Current	Notes	Schedules	12.31.14	12.31.13
Argentine Integrated Social Security System (S.I.P.A.)			118	234
Provision for Bonuses			475	1,903
Provision for Retirement Insurance			454	907
Provision for Directors’ and Syndics’ Fees			—	167
Others			3	7

Total			1,050	3,218

NOTE 6. TAX LIABILITIES

As of December 31, 2014 and December 31, 2013, the breakdown of the account was as follows:

Current	Notes	Schedules	12.31.14	12.31.13
Income Tax – Withholdings to Be Deposited			61	121
Provision for Tax on Personal Property – Substitute Taxpayer			26,949	17,806
Provision for Turnover Tax			125	—

Total			27,135	17,927

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 7. OTHER LIABILITIES

As of December 31, 2014 and December 31, 2013, the breakdown of the account was as follows:

Current	Notes	Schedules	12.31.14	12.31.13
Sundry Creditors			673	69
Provision for Expenses	11	G	2,389	4,784
Guarantee Deposit of Directors			3	3

Total			3,065	4,856

Non-current	Notes	Schedules	12.31.14	12.31.13
Guarantee Deposit of Directors			6	6

Total			6	6

NOTE 8. CAPITAL STATUS

The capital status as of December 31, 2014 and December 31, 2013 was as follows:

Capital Stock	Face Value			Restated at Constant
	Subscribed	Paid-in	Registered	Currency
Balances as of 12.31.12	1,241,407	1,241,407	1,241,407	1,519,538
Increase due to Merger (*)	58,858	58,858	—	58,858

Balances as of 12.31.13	1,300,265	1,300,265	1,241,407	1,578,396
Increase due to Merger (*)	—	—	58,858	—

Balances as of 12.31.14	1,300,265	1,300,265	1,300,265	1,578,396

(*)	See Note 16.

NOTE 9. ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS AND DEBTS

As of December 31, 2014, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was the following:

	Investments	Other Receivables	Financial Debt	Salaries and Social Security Contributions	Tax Liabilities	Other Liabilities
1st Quarter (*)	9,623	7,245	18,531	1,050	186	3,065
2nd Quarter (*)	—	26,950	—	—	26,949	—
3rd Quarter (*)	—	23	101,800	—	—	—
4th Quarter (*)	—	13	—	—	—	—
After One Year (*)	—	89,674	328,200	—	—	6

Subtotal Falling Due	9,623	123,905	448,531	1,050	27,135	3,071
No Set Due Date	10,591,721	—	—	—	—	—
Past Due	—	—	—	—	—	—

Total	10,601,344	123,905	448,531	1,050	27,135	3,071

Non-interest Bearing	10,591,784	29,113	—	1,050	27,135	3,071
At Variable Rate	1,530	94,792	448,531	—	—	—
At Fixed Rate	8,030	—	—	—	—	—

Total	10,601,344	123,905	448,531	1,050	27,135	3,071

(*)	From the closing date of these financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 10. EQUITY INVESTMENTS

The breakdown of the Company’s direct equity investments as of fiscal year-end was the following:

Information as of:	12.31.14
Issuing Company	Direct Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	562,326,651	100.00000	100.00000
Compañía Financiera Argentina S.A.	Ordinary	16,726,875	3.00000	3.00000
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	19,000	95.00000	95.00000
Galicia Warrants S.A.	Ordinary	875,000	87.50000	87.50000
Net Investment S.A.	Ordinary	10,500	87.50000	87.50000
Sudamericana Holding S.A.	Ordinary	162,447	87.50034	87.50034

(*)	Ordinary shares A and B.

Information as of:	12.31.13
Issuing Company	Direct Holding
	Shares		Percentage of Equity Investment Held in
	Type	Amount	Total Capital	Possible Votes
Banco de Galicia y Buenos Aires S.A. (*)	Ordinary	560,199,603	99.62174	99.62174
Compañía Financiera Argentina S.A.	Ordinary	16,726,875	3.00000	3.00000
Galicia Warrants S.A.	Ordinary	875,000	87.50000	87.50000
Net Investment S.A.	Ordinary	10,500	87.50000	87.50000
Sudamericana Holding S.A.	Ordinary	162,447	87.50034	87.50034

(*)	Ordinary shares A and B. It includes 25,454,193 ordinary class “B” shares incorporated due to the Merger described in Note 16.

The controlled companies’ financial position and results of operations as of fiscal year-end are as follows:

Information as of:	12.31.14
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	88,745,948	78,846,696	9,899,252	3,158,416
Compañía Financiera Argentina S.A.	3,713,415	2,590,783	1,122,632	112,708
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	79,547	25,268	54,279	50,357
Galicia Warrants S.A.	46,313	19,135	27,178	12,783
Net Investment S.A.	179	6	173	24
Sudamericana Holding S.A.	400,339	13,280	387,059	234,490

Information as of:	12.31.13
Company	Assets	Liabilities	Shareholders’ Equity	Net Income
Banco de Galicia y Buenos Aires S.A.	69,000,176	62,259,340	6,740,836	1,836,883
Compañía Financiera Argentina S.A.	3,641,812	2,631,888	1,009,924	139,318
Galicia Warrants S.A.	42,890	17,485	25,405	11,974
Net Investment S.A.	160	11	149	7
Sudamericana Holding S.A.	291,079	3,510	287,569	178,449

On February 25, 2014, Grupo Financiero Galicia S.A.’s Board of Directors resolved the following: (i) to issue the statement of willingness to acquire provided for in Section 91, Subsection b) of Law No. 26831, with regard to all the remaining shares of Banco de Galicia y Buenos Aires S.A. held by third parties; (ii) to approve the criterion suggested by the Management Division on the fair price provided for in Section 94, second paragraph, of Law No. 26831, and

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

establish it in $ 23.22 (figure stated in Pesos) for each remaining share held by third parties; (iii) to request the National Securities Commission the immediate withdrawal of Banco de Galicia y Buenos Aires S.A. from the public offering and listing at the Buenos Aires Stock Exchange, under the terms of Section 94, third paragraph, of Law No. 26831; (iv) to appoint Banco de Galicia y Buenos Aires S.A. as the financial institution where Grupo Financiero Galicia S.A. shall deposit the amount corresponding to the total value of Banco de Galicia y Buenos Aires S.A.’s remaining shares; and (v) to give Banco de Galicia y Buenos Aires S.A. notice of the statement of willingness to acquire.

On April 24, 2014, the Board of Directors of the C.N.V. approved the unilateral statement of willingness to acquire issued by the Company. Thus, on May 6, 2014, the amount corresponding to the total value of Banco de Galicia y Buenos Aires S.A.’s remaining shares was deposited. The C.N.V.’s approval of the aforementioned proceedings was registered with the Corporation Control Authority (I.G.J.) on July 14, 2014.

On August 4, 2014, the statement of willingness to acquire was executed by public deed, what makes Grupo Financiero Galicia S.A. the owner, by operation of law, of all of Banco de Galicia y Buenos Aires S.A.’s existing shares, pursuant to the provisions of Section 95 of Law No. 26831. The unilateral statement of willingness to acquire was registered with the Corporation Control Authority (I.G.J.) on July 14, 2014.

On April 7, 2014, Banco de Galicia y Buenos Aires S.A. presented Grupo Financiero Galicia S.A. with an offer to sell 19,000 shares of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión, representing 95% of the aforementioned company’s capital stock, being the offer considered accepted at the time the buyer made a payment equivalent to 25% of the total purchase price.

On April 15, 2014, Grupo Financiero Galicia S.A.’s Board of Directors approved the purchase of 95% of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión’s capital stock, and, on that same date, the Company paid 25% of the total agreed price, which amounted to $ 39,482. The remaining 75% was paid on October 10, 2014.

NOTE 11. SECTION 33 OF LAW 19550 - CORPORATIONS LAW

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

BANCO DE GALICIA Y BUENOS AIRES S.A.

Assets	Notes	Schedules	12.31.14	12.31.13
Cash and Due from Banks – Checking Accounts	2		435	—
Investments – Special Checking Account		D	63	427
Other Receivables – Promissory Notes Receivable	3	G	94,792	76,034

Total			95,290	76,461

Liabilities	Notes	Schedules	12.31.14	12.31.13
Financial Debt in Pesos	4		—	25,657
Other Liabilities – Provision for Expenses	7		638	1,544

Total			638	27,201

Memorandum Accounts	Notes	Schedules	12.31.14	12.31.13
Unused Balance of Agreement			125,000	158,343

Total			125,000	158,343

Income	Notes	Schedules	12.31.14	12.31.13
Financial Income – Interest on Promissory Notes Receivable			9,643	3,784
Financial Income – Interest on Time Deposits			2,876	342

Total			12,519	4,126

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Expenses	Notes	Schedules	12.31.14	12.31.13
Administrative Expenses		H
Other Operating Expenses			516	1,718
Other Expenses			1,949	746
Expenses Corresponding to the Issuance of the Global Program for the Issuance of Notes			2,580	1,320
Financial Expenses – Interest on Financial Debt			7,014	12,188

Total			12,059	15,972

SUDAMERICANA HOLDING S.A.

Expenses	Notes	Schedules	12.31.14	12.31.13
Financial Expenses – Interest on Financial Debt			—	15,149

Total			—	15,149

TARJETAS REGIONALES S.A.

Expenses	Notes	Schedules	12.31.14	12.31.13
Financial Expenses – Interest on Financial Debt			—	8

Total			—	8

NOTE 12. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the Corporations Law, the Corporate Bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

NOTE 13. INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

Assets	Tax Loss Carry- forwards	Other Receivables	Allowances	Other Liabilities	Total
Balances as of 12.31.12	29,560	1,804	603	—	31,967
Charge to Income	38,399	683	359	—	39,441
Others	209	(1)	—	434	642

Balances as of 12.31.13	68,168	2,486	962	434	72,050
Charge to Income	21,657	529	220	(286)	22,120

Balances as of 12.31.14	89,825	3,015	1,182	148	94,170

Liabilities	Fixed Assets	Financial Debt	Total
Balances as of 12.31.12	112	85	197
Charge to Income	(20)	(85)	(105)
Balances as of 12.31.13	92	—	92

Charge to Income	(70)	—	(70)

Balances as of 12.31.14	22	—	22

Net deferred tax assets as of December 31, 2014 and December 31, 2013 amount to $ 94,148 and $ 71,958, respectively.

A provision for the deferred tax asset has been fully recorded, since it is supposed that the recovery thereof is not likely at the issuance date of these financial statements. See Schedule E.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Tax loss carry-forwards recorded by the Company, pending being used, amount to approximately $ 256,640, pursuant to the following breakdown:

Year of Generation	Amount	Year Due	Deferred Tax Assets
2010	19,035	2015	6,662
2011	28,062	2016	9,822
2012	37,359	2017	13,076
2013	110,306	2018	38,608
2014	61,878	2019	21,657

The classification of net deferred tax assets and liabilities recorded in accordance with their expected term of turn-around is shown in Note 9.

The following table shows the reconciliation of income tax charged to income to that which would result from applying the tax rate in force to the book income before tax:

	12.31.14	12.31.13
Book Income Before Income Tax	3,337,790	1,823,653
Income Tax Rate in Force	35%	35%

Result for the Fiscal Year at the Tax Rate	1,168,227	638,279
Permanent Differences at the Tax Rate
Increase in Income Tax
Expenses not Included in Tax Return	9,411	21,917
Other Causes	2,800	983
Decrease in Income Tax
Loss on Investments in Related Institutions	(1,204,225)	(694,606)
Other Causes	1,597	(6,118)
Allowance for Impairment of Value (Schedule E)	22,190	39,545

Total Income Tax Charge Recorded	—	—

The following table shows the reconciliation of tax charged to income to tax determined for the fiscal year for tax purposes:

	12.31.14	12.31.13
Total Income Tax Charge Recorded	—	—
Temporary Differences
Variation in Deferred Tax Assets	22,120	39,441
Variation in Deferred Tax Liabilities	70	104
Allowance for Impairment of Value (Schedule E)	(22,190)	(39,545)

Total Tax Determined for Tax Purposes	—	—

NOTE 14. EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of December 31, 2014 and 2013:

	12.31.14	12.31.13
Income for the Fiscal Year	3,337,790	1,823,653
Outstanding Ordinary Shares Weighted Average	1,300,265	1,241,407
Diluted Ordinary Shares Weighted Average	1,300,265	1,261,080
Earnings per Ordinary Share (*)
Basic	2,5670	1,4690
Diluted	2,5670	1,4461

(*)	Figures stated in Pesos.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

NOTE 15. GLOBAL PROGRAM FOR THE ISSUANCE OF NOTES

On March 9, 2009, the General Ordinary Shareholders’ Meeting approved the creation of a Global Program for the Issuance of Simple Notes, not convertible into shares. Such Notes may be short-, mid- and/or long-term, secured or unsecured, peso-denominated, dollar-denominated or else may be in any other currency, subject to the compliance with all the legal or regulatory requirements applicable to the issuance in such currency or currency unit, adjustable or non-adjustable, and for a maximum outstanding face value of up to US$ 60,000 (sixty million U.S. Dollars) or the equivalent thereof in another currency.

The maximum term of the program shall be five years as from the date the program is authorized by the C.N.V., or for any longer term authorized pursuant to regulations in force.

Apart from that, the Notes may be issued pursuant to the laws and jurisdiction of Argentina and/or any other foreign country, in several classes and/or series during the period the Program is outstanding, with the possibility to re-issue the amortized classes and/or series without exceeding the Program’s total amount, and notwithstanding the fact that the maturity dates of the different classes and/or series issued occur after the Program’s expiration date, with amortization terms not shorter than the minimum term or longer than the maximum term permitted by the regulations set forth by the C.N.V., among other characteristics thereof.

By means of Resolution No. 16113 dated April 29, 2009, the C.N.V. decided to authorize, with certain conditions, the creation of the Global Program. Such conditions were released on May 8, 2009.

The Shareholders’ Meeting held on April 14, 2010 approved an increase of US$ 40,000 in the amount of the Global Program for the Issuance of Notes, which was later confirmed by the Company’s Shareholders’ Meeting held on August 2, 2012.

On February 27, 2013, the Company’s Board of Directors approved to begin the proceedings to increase the amount of the program. On April 25, 2013, the C.N.V. authorized to increase the maximum amount of issuance of the Global Program of Simple Notes, not convertible into shares, for up to a F.V. of US$ 100,000 or its equivalent in other currencies.

On May 8, 2013, the Company placed Class IV Notes and, on January 30, 2014, it placed Class V, Series I and Series II, Notes.

On May 8, 2014, through Resolution No. 17343, the C.N.V. decided to authorize the extension of the term of the Global Program for five (5) years.

On February 28, 2014, Grupo Financiero Galicia S.A. repaid Class III Notes through the payment of $ 64,302 as amortization of principal and the corresponding interest.

On October 23, 2014, Grupo Financiero Galicia S.A. issued Class VI Notes for a total amount of $ 250,000, in two Series: Series I for $ 140,155, maturing on April 23, 2016, and Series II for $ 109,845, maturing on October 23, 2017, both with interest paid on a quarterly basis from January 23, 2015. Amortization of both Series shall be paid in only one installment upon maturity of each series. Part of the subscription of Class VI Notes was carried out through the payment in Class IV Notes, with a face value of $ 30,997.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

As of December 31, 2014 and December 31, 2013, the following Notes issued in Pesos were outstanding:

Class	F.V. Amount	Term	Maturity Date	Interest Rate	Book Value $
					12.31.14	12.31.13
III	$78,075	18 months	02.28.14	Variable Badlar Rate + 3.59%	—	84,044
IV	$220,000	18 months	11.10.14	Variable Badlar Rate + 3.49%	—	227,027
V Series I	$101,800	18 months	07.31.15	Variable Badlar Rate + 4.25%	105,901	—
V Series II	$78,200	36 months	01.31.17	Variable Badlar Rate + 5.25%	81,481	—
VI Series I	$140,155	18 months	04.23.16	Variable Badlar Rate + 3.25%	146,289	—
VI Series II	$109,845	36 months	10.23.17	Variable Badlar Rate + 4.25%	114,860	—

NOTE 16. MERGER BY ABSORPTION OF THESEUS S.A. AND LAGARCUE S.A. AND CAPITAL INCREASE

On September 10, 2013, a Preliminary Merger Agreement was entered into, which described the terms and conditions of the merger by absorption by Grupo Financiero Galicia S.A., as merging company, of the total assets and liabilities of Lagarcué S.A. and Theseus S.A., as merged companies.

The Preliminary Merger Agreement, the special balance sheets for merger purposes and the consolidated balance sheet for merger purposes, ended on September 30, 2013, were approved by Lagarcué S.A. and Theseus S.A. at the Extraordinary Shareholders’ Meetings held on September 10, 2013.

At Grupo Financiero Galicia S.A.’s Extraordinary Shareholders’ Meeting held on November 21, 2013, the aforementioned documents were approved, as well as the exchange ratio and the capital increase by $ 58,858, through the issuance of 58,857,580 ordinary book-entry Class “B” shares, with a face value of $ 1 (figure stated in Pesos) and one vote per share, entitled to take part in the distribution of profits as from the fiscal year commenced on January 1, 2013.

On December 18, 2013, the Final Merger Agreement was signed and executed by public deed pursuant to the provisions of Section 83, Subsection 4 of the Corporations Law. Therefore, Grupo Financiero Galicia S.A. incorporated the aforementioned companies by absorption, in effect as of September 1, 2013. This way, 25,454,193 Class “B” shares of the controlled company Banco de Galicia y Buenos Aires S.A., representing 4.526585% of the capital stock, owned by Lagarcué S.A. and Theseus S.A., were incorporated.

Consequently, Grupo Financiero Galicia S.A. held 560,199,603 shares of Banco de Galicia y Buenos Aires S.A., representing 99.621742% of the Company’s capital stock and 99.621742% of votes.

On February 27, 2014, through Resolution No. 17300, the Board of Directors of the National Securities Commission (C.N.V.) gave its consent to the merger by absorption of Grupo Financiero Galicia S.A. (as merging company) with Lagarcué S.A. and Theseus S.A. (as merged companies) and to Grupo Financiero Galicia S.A.’s capital increase, ordering its registration.

The merger by absorption and the dissolution of the merged companies were registered at the Corporation Control Authority (I.G.J.) on June 12, 2014, while the capital increase of the merging company was registered on July 10, 2014.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE A – FIXED ASSETS AND INVESTMENTS IN ASSETS OF A SIMILAR NATURE

BALANCE SHEET AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos

Main Account	At Beginning of Fiscal Year	Increases	Decreases (*)	Balance at Period-end	Amortization					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases (*)	Annual Rate %	Amount for the Fiscal Year	Accumulated at Period-end
Real Estate (*)	918	—	918	—	194	204	2	10	—	—	724
Furniture and Fixtures	222	—	220	2	220	219	20	—	1	1	2
Machines and Equipment	1,128	—	432	696	698	432	20	136	402	294	430
Vehicles	236	—	128	108	155	92	20	22	85	23	81
Hardware	434	—	267	167	323	268	20	33	88	79	111

Totals as of 12.31.14	2,938	—	1,965	973	1,590	1,215		201	576	397	—

Totals as of 12.31.13	2,705	236	3	2,938	1,346	2		246	1,590	—	1,348

(*)	See Note 1.E.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE B – GOODWILL

BALANCE SHEET AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos

Main Account	At Beginning of Fiscal Year	Increases	Decreases	Balance at Period -end	Amortization					Net Book Value	Net Book Value for Previous Fiscal Year
					Accumulated at Beginning of Year	Decreases	Annual Rate %	Amount for the Fiscal Year	Accumulated at Period-end
Goodwill (Schedule C)	23,544	19,508	—	43,052	10,295	—	10	7,767	18,062	24,990	13,249

Totals as of 12.31.14	23,544	19,508	—	43,052	10,295	—		7,767	18,062	24,990	—

Totals as of 12.31.13	17,190	6,354	—	23,544	8,302	—		1,993	10,295	—	13,249

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C – INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES – EQUITY INVESTMENTS

BALANCE SHEET AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos

Issuance and Characteristics of the Securities	Class	Face Value	Amount	Acquisition Cost	Market Price	Equity Method	Book Value as of 12.31.14	Book Value as of 12.31.13
Non-current Investments
Corporations. Section 33 of Law No. 19550:
Companies subject to Direct and Indirect Control (*)
Banco de Galicia y Buenos Aires S.A.	Ord. “A”	0.001	101
	Ord. “B”	0.001	562,326,550
			562,326,651	3,384,304	—	10,124,938	10,124,938	6,890,919
	Goodwill (**)			43,052	—	—	24,990	13,249
Compañía Financiera Argentina S.A.	Ordinary	0.001	16,726,875	25,669	—	33,684	33,684	30,300
Galicia Administradora de Fondos Comunes de Inversión S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary	0.001	19,000	39,481	—	51,565	51,565	—
Galicia Warrants S.A.	Ordinary	0.001	875,000	11,829	—	23,781	23,781	22,229
Net Investment S.A.	Ordinary	0.001	10,500	22,341	—	151	151	130
Sudamericana Holding S.A.	Ordinary	0.001	162,447	42,918	—	332,612	332,612	245,477

Total Non-current Investments				3,569,594	—	10,566,731	10,591,721	7,202,304

(*)	See Note 10.
(**)	See Schedule B.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C – INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES – EQUITY INVESTMENTS (CONTINUED)

BALANCE SHEET AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos

Issuance and Characteristics of the Securities	Information on the Issuing Companies Latest Financial Statements (*)
	Principal Line of Business	Date	Capital Stock	Net Income		Shareholders’ Equity	Percentage of Equity Held in the Capital Stock
Non-current Investments
Corporations. Section 33 of Law No. 19550:
Companies subject to Direct and Indirect Control
Banco de Galicia y Buenos Aires S.A.	Financial Activities	12.31.14	562,327	3,158,416		9,899,252	100.00000
Compañía Financiera Argentina S.A.	Financial Activities	12.31.14	557,563	112,708		1,122,632	3.00000
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Administration of Mutual Funds	12.31.14	20	50,357		54,279	95.00000
Galicia Warrants S.A.	Issuance of Warrants	12.31.14	1,000	12,783		27,178	87.50000
Net Investment S.A.	Information Technology	12.31.14	12	24		173	87.50000
Sudamericana Holding S.A.	Financial and Investment Activities	12.31.14	186	115,580	(**)	387,059	87.50034

(*)	See Note 10.
(**)	For the six-month period ended December 31, 2014.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE D – OTHER INVESTMENTS

BALANCE SHEET AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos

Main Account and Characteristics	Notes	Schedules	12.31.14	12.31.13
Current Investments (*)
Deposits in Special Checking Accounts	11	G	7,985	10,416
Mutual Funds			1,530	—
Time Deposits			108	—

Total			9,623	10,416

(*)	Include accrued interest, if applicable.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE E – ALLOWANCES

BALANCE SHEET AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos

Accounts	Balances at Beginning of Fiscal Year	Increases	Decreases	Balances at Fiscal Year-end	Balances at the Previous Fiscal Year-end
Deducted from Assets
Impairment of Value of Deferred Tax Asset	71,958	22,190	—	94,148	71,958
Impairment of Value of Miscellaneous Receivables	1,429	509	—	1,938	1,429
Impairment of Value of Minimum Presumed Income Tax Receivables	3,320	215	96	3,439	3,320

Total as of 12.31.14	76,707	22,914	96	99,525	—

Total as of 12.31.13	36,803	50,750	10,846	—	76,707

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE G – FOREIGN CURRENCY ASSETS AND LIABILITIES

BALANCE SHEET AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$)

Accounts	Amount and Type of Foreign Currency		Exchange Rate	Amount in Argentine Pesos ($) as of 12.31.14	Amount and Type of Foreign Currency		Amount in Argentine Pesos ($) as of 12.31.13
Assets
Current Assets
Cash and Due from Banks
Cash in Custody in Other Banks	—	—	—	—	US$	29.50	192
Investments
Deposits in Special Checking Accounts	US$	933.46	8.5520	7,984	US$	1,597.89	10,415
Other Receivables
Promissory Notes Receivable	US$	598.50	8.5520	5,118	US$	1,435.18	9,355

Total Current Assets				13,102			19,962

Non-current Assets
Other Receivables
Promissory Notes Receivable	US$	10,485.73	8.5520	89,674	US$	10,229.98	66,679

Total Non-current Assets				89,674			66,679

Total Assets				102,776			86,641

Liabilities
Current Liabilities
Other Liabilities
Provision for Expenses	US$	194.43	8.5520	1,663	US$	317.64	2,070

Total Current Liabilities				1,663			2,070

Total Liabilities				1,663			2,070

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE H – INFORMATION REQUIRED BY SECTION 64, SUBSECTION B) OF LAW NO. 19550

BALANCE SHEET AS OF DECEMBER 31, 2014, PRESENTED IN COMPARATIVE FORMAT WITH THE PREVIOUS FISCAL YEAR

Figures Stated in Thousands of Pesos

	Total as of 12.31.14	Administrative Expenses	Total as of 12.31.13
Personnel Expenses	7,200	7,200	12,518
Directors’ and Syndics’ Fees	1,746	1,746	1,633
Other Fees	5,658	5,658	8,630
Taxes	9,261	9,261	7,917
Depreciation of Fixed Assets	201	201	246
Other Operating Expenses (*)	584	584	782
Other (*)	2,032	2,032	2,515
Expenses Corresponding to the “Global Program for the Issuance of Negotiable Obligations” (*)	900	900	631

Totals	27,582	27,582	34,872

(*)	Balances net of eliminations corresponding to transactions conducted with companies included in Section 33 of Law No. 19550. See Note 11.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2014 AND ENDED DECEMBER 31, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

I. GENERAL ISSUES REGARDING THE COMPANY’S ACTIVITIES:

1. SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS

None.

2. SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS FISCAL YEARS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE FISCAL YEARS.

None.

3. CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES ACCORDING TO THEIR ESTIMATED COLLECTION OR PAYMENT TERM.

Receivables: See Note 9 to the financial statements.

Debts: See Note 9 to the financial statements.

4. CLASSIFICATION OF RECEIVABLES AND DEBTS IN SUCH A MANNER THAT ALLOWS KNOWING THE FINANCIAL EFFECTS OF THEIR MAINTENANCE.

Receivables: See Notes 1.A., 1.B. and 9 and Schedule G to the financial statements.

Debts: See Notes 1.A., 1.B. and 9 and Schedule G to the financial statements.

5. BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS – SECTION 33 OF LAW No. 19550, BOTH IN THE CAPITAL STOCK AND THE TOTAL VOTES. DEBIT AND/OR CREDIT BALANCES BY COMPANY AND CONSIDERED IN THE MANNER SET FORTH IN THE AFOREMENTIONED ITEMS 3 AND 4.

See Notes 9, 10 and 11, and Schedule C to the financial statements.

6. RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE

As of December 31, 2014 and December 31, 2013, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2014 AND ENDED DECEMBER 31, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

II. PHYSICAL INVENTORY OF INVENTORIES:

7. FREQUENCY AND SCOPE OF THE PHYSICAL INVENTORIES OF INVENTORIES.

As of December 31, 2014 and December 31, 2013, the Company did not have any inventories.

III. CURRENT VALUES:

8. SOURCES OF THE INFORMATION USED FOR CALCULATING CURRENT VALUES FOR THE ASSESSMENT OF INVENTORIES, FIXED ASSETS AND OTHER SIGNIFICANT ASSETS.

See Notes 1.C. and 1.D. to the financial statements.

9. FIXED ASSETS THAT HAVE BEEN TECHNICALLY APPRAISED.

As of December 31, 2014 and December 31, 2013, the Company did not have any fixed assets that have been technically appraised. See Schedule A.

10. FIXED ASSETS NOT USED BECAUSE THEY ARE OBSOLETE.

As of December 31, 2014 and December 31, 2013, the Company did not have any obsolete fixed assets which have a book value. See Schedule A.

IV. EQUITY INVESTMENTS:

11. EQUITY INVESTMENTS IN EXCESS OF WHAT IS SET FORTH BY SECTION 31 OF LAW No. 19550 AND PLANS FOR THE REGULARIZATION OF THIS SITUATION.

The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

V. RECOVERABLE VALUES:

12. CRITERIA FOLLOWED TO DETERMINE THE SIGNIFICANT RECOVERABLE VALUES OF INVENTORIES, FIXED ASSETS AND OTHER ASSETS, USED AS LIMIT FOR THEIR RESPECTIVE ACCOUNTING VALUATIONS.

As of December 31, 2014 and December 31, 2013, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted in taking their value-in-use, based on the possibility of absorbing future depreciation charges with the profits reported by it.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2014 AND ENDED DECEMBER 31, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

VI. INSURANCE:

13. INSURANCE POLICIES FOR TANGIBLE ASSETS.

As of December 31, 2014 and December 31, 2013, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 12.31.14	Book Value as of 12.31.13
Building, Electronic Equipment and/or Office Assets	Fire, Thunderbolt, Explosion and/or Theft	—	—	1,267
Vehicles	Theft, Robbery, Fire or Total Loss	220	23	81

VII. POSITIVE AND NEGATIVE CONTINGENCIES:

14. ELEMENTS USED FOR THE CALCULATION OF PROVISIONS, THE BALANCES OF WHICH, EITHER TAKEN INTO CONSIDERATION INDIVIDUALLY OR JOINTLY, EXCEED TWO PER CENT (2%) OF SHAREHOLDERS’ EQUITY.

None.

15. CONTINGENCIES WHICH, AT THE DATE OF THE FINANCIAL STATEMENTS, ARE NOT OF REMOTE OCCURRENCE, THE EFFECTS OF WHICH ON SHAREHOLDERS’ EQUITY HAVE NOT BEEN GIVEN ACCOUNTING RECOGNITION. IT SHOULD BE STATED WHETHER THE LACK OF ACCOUNTING RECOGNITION IS BASED ON THE LIKELIHOOD OF OCCURRENCE OR ON THE DIFFICULTY TO ANALYZE SUCH EFFECTS.

As of December 31, 2014 and December 31, 2013, there were no contingencies which are not of remote occurrence and the effects of which on Shareholders’ Equity have not been given accounting recognition.

VIII. IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS:

16. STATUS OF CAPITALIZATION ARRANGEMENTS.

As of December 31, 2014 and December 31, 2013, there were no irrevocable contributions towards future share subscriptions.

17. CUMULATIVE UNPAID DIVIDENDS ON PREFERRED SHARES.

As of December 31, 2014 and December 31, 2013, there were no cumulative unpaid dividends on preferred shares.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE NOTES TO THE FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2014 AND ENDED DECEMBER 31, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

18. CONDITIONS, CIRCUMSTANCES OR TERMS FOR THE TERMINATION OF THE RESTRICTIONS ON THE DISTRIBUTION OF UNAPPROPRIATED RETAINED EARNINGS, INCLUDING THOSE ORIGINATED DUE TO THE USE OF THE LEGAL RESERVE FOR THE ABSORPTION OF LOSSES WHICH ARE STILL PENDING REIMBURSEMENT.

See Note 12 to the financial statements.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2014 AND ENDED DECEMBER 31, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

Pursuant to the provisions of the Rules regarding Accounting Documentation of the Córdoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. CURRENT ASSETS

a) Receivables:

1) See Note 9 to the financial statements.

2) See Notes 3 and 9 to the financial statements.

3) As of December 31, 2014 and December 31, 2013, the Company had not set up any allowances.

b) Inventories:

As of December 31, 2014 and December 31, 2013, the Company did not have any inventories.

B. NON-CURRENT ASSETS

a) Receivables:

See Schedule E.

b) Inventories:

As of December 31, 2014 and December 31, 2013, the Company did not have any inventories.

c) Investments:

See Note 10 and Schedule C to the financial statements.

d) Fixed Assets:

1) As of December 31, 2014 and December 31, 2013, the Company did not have any fixed assets that have been technically appraised.

2) As of December 31, 2014 and December 31, 2013, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible Assets:

1) See Note 1.D, and Schedules B and C to the financial statements.

2) As of December 31, 2014 and December 31, 2013, there were no deferred charges.

C. CURRENT LIABILITIES

a) Liabilities:

1) See Note 9 to the financial statements.

2) See Notes 4, 5, 6, 7 and 9 to the financial statements.

D. PROVISIONS

See Schedule E.

E. FOREIGN CURRENCY ASSETS AND LIABILITIES

See Note 1.B. and Schedule G to the financial statements.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2014 AND ENDED DECEMBER 31, 2014, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($)

F. SHAREHOLDERS’ EQUITY

1) As of December 31, 2014 and December 31, 2013, the Shareholders’ Equity did not include the “Irrevocable Advances towards Future Share Issues” account.

2) As of December 31, 2014 and December 31, 2013, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G. MISCELLANEOUS

1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

2) See Notes 9 and 11 to the financial statements.

3) As of December 31, 2014 and December 31, 2013, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Notes 9 and 11 to the financial statements.

5) As of December 31, 2014 and December 31, 2013, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount	Book Value as of 12.31.14	Book Value as of 12.31.13
Building, Electronic Equipment and/or Office Assets	Fire, Thunderbolt, Explosion and/or Theft	—	—	1,267
Vehicles	Theft, Robbery, Fire or Total Loss	220	23	81

6) As of December 31, 2014 and December 31, 2013, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of December 31, 2014 and December 31, 2013, the Company did not have any receivables including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Buenos Aires, February 12, 2015.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($)

Grupo Financiero Galicia S.A.’s purpose is to strengthen its position as a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.’s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

DECEMBER 31, 2014

The income for the fiscal year ended December 31, 2014 amounted to $ 3,337,790. This income has been mainly generated as a consequence of the valuation of equity investments in our subsidiaries.

On January 30, 2014, Grupo Financiero Galicia S.A. issued Class V Notes, in two Series: Series I for $ 101,800, maturing on July 31, 2015, and Series II, for $ 78,200, maturing on January 31, 2017, both with interest paid on a quarterly basis from April 30, 2014. Part of the subscription of Class V Notes was carried out through the payment in Class III Notes, with a face value of $ 20,622.

The General Ordinary Shareholders’ Meeting held on April 29, 2014 resolved, pursuant to the rules and regulations in force, to allocate Unappropriated Retained Earnings as of December 31, 2013, as follows:

- To Legal Reserve	$91,183
- To Discretionary Reserve	$1,693,875
- To Cash Dividends (2.9682% of the Capital Stock)	$38,595

On October 23, 2014, Grupo Financiero Galicia S.A. issued Class VI Notes for a total amount of $ 250,000, in two Series: Series I for $ 140,155, maturing on April 23, 2016, and Series II for $ 109,845, maturing on October 23, 2017, both with interest paid on a quarterly basis as from January 23, 2015. Amortization of both Series shall be paid in only one installment upon maturity of each series. Part of the subscription of Class VI Notes was carried out through the payment in Class IV Notes, with a face value of $ 30,997.

MERGER BY ABSORPTION OF THESEUS S.A. AND LAGARCUÉ S.A.

On September 10, 2013, a Preliminary Merger Agreement was entered into, which described the terms and conditions of the merger by absorption by Grupo Financiero Galicia S.A., as merging company, of the total assets and liabilities of Lagarcué S.A. and Theseus S.A., as merged companies.

The Preliminary Merger Agreement, the special balance sheets for merger purposes and the consolidated balance sheet for merger purposes, ended on September 30, 2013, were approved by Lagarcué S.A. and Theseus S.A. at the Extraordinary Shareholders’ Meetings held on September 10, 2013.

At Grupo Financiero Galicia S.A.’s Extraordinary Shareholders’ Meeting held on November 21, 2013, the aforementioned documents were approved, as well as the exchange ratio and the capital increase by $ 58,858, through the issuance of 58,857,580 ordinary book-entry Class “B” shares, with a face value of $ 1 (figure stated in Pesos) and one vote per share, entitled to take part in the distribution of profits as from the fiscal year commenced on January 1, 2013.

On December 18, 2013, the Final Merger Agreement was signed and executed by public deed pursuant to the provisions of Section 83, Subsection 4 of the Corporations Law. Therefore, Grupo Financiero Galicia S.A. incorporated the aforementioned companies by absorption, in effect as of September 1, 2013. This way, 25,454,193 Class “B” shares of the controlled company Banco de Galicia y Buenos Aires S.A., representing 4.526585% of the capital stock, owned by Lagarcué S.A. and Theseus S.A., were incorporated.

Consequently, Grupo Financiero Galicia S.A. held 560,199,603 shares of Banco de Galicia y Buenos Aires S.A., representing 99.621742% of the Company’s capital stock and 99.621742% of votes.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($)

On February 27, 2014, through Resolution No. 17,300, the Board of Directors of the National Securities Commission (C.N.V.) gave its consent to the merger by absorption of Grupo Financiero Galicia S.A. (as merging company) with Lagarcué S.A. and Theseus S.A. (as merged companies) and to Grupo Financiero Galicia S.A.’s capital increase, ordering its registration.

The dissolution by absorption of each of the merged companies and the merger by absorption by the merging company were registered on June 12, 2014, while the capital increase of the merging company was registered on July 10, 2014.

BANCO DE GALICIA Y BUENOS AIRES S.A.’S ACQUISITION OF MINORITY SHAREHOLDING

On February 25, 2014, Grupo Financiero Galicia S.A.’s Board of Directors resolved the following:

i.	to issue the statement of willingness to acquire provided for in Section 91, Subsection b) of Law No. 26831 with regard to all the remaining shares of Banco de Galicia y Buenos Aires S.A. held by third parties;

ii.	to approve the criterion suggested by the Management Division on the fair price provided for in Section 94, second paragraph, of Law No. 26831, and establish it in $ 23.22 (figure stated in Pesos) for each remaining share held by third parties;

iii.	to request the National Securities Commission the immediate withdrawal of Banco de Galicia y Buenos Aires S.A. from the public offering and listing at the Buenos Aires Stock Exchange, under the terms of Section 94, third paragraph, of Law No. 26831;

iv.	to appoint Banco de Galicia y Buenos Aires S.A. as the financial institution where Grupo Financiero Galicia S.A. shall deposit the amount corresponding to the total value of Banco de Galicia y Buenos Aires S.A.’s remaining shares; and

v.	to give Banco de Galicia y Buenos Aires S.A. notice of the statement of willingness to acquire.

On April 24, 2014, the Board of Directors of the C.N.V. approved the unilateral statement of willingness to acquire issued by the Company. Thus, on May 6, 2014, the amount corresponding to the total value of Banco de Galicia y Buenos Aires S.A.’s remaining shares was deposited. The C.N.V.’s approval of the aforementioned proceedings was registered with the Corporation Control Authority (I.G.J.) on July 14, 2014.

On August 4, 2014, the statement of willingness to acquire was executed by public deed, what makes Grupo Financiero Galicia S.A. the owner, by operation of law, of all of Banco de Galicia y Buenos Aires S.A.’s existing shares, pursuant to the provisions of Section 95 of Law No. 26831.

On September 12, 2014, the unilateral statement of willingness to acquire was registered with the Corporation Control Authority (I.G.J.).

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($)

FINANCIAL STRUCTURE – MAIN ACCOUNTS OF THE CONSOLIDATED BALANCE SHEET

	12.31.14	12.31.13	12.31.12	12.31.11	12.31.10
Assets
Cash and Due from Banks	16,959,205	12,560,345	8,345,015	6,418,891	5,645,571
Government and Private Securities	10,010,150	3,987,329	3,627,144	5,230,863	2,278,012
Loans	66,608,201	55,264,926	42,592,979	30,904,527	21,353,781
Other Receivables Resulting from Financial Brokerage	6,797,613	5,696,143	4,418,571	5,013,791	3,325,990
Receivables from Financial Leases	1,047,963	1,128,067	848,264	593,104	428,080
Equity Investments	51,795	89,953	76,094	56,165	52,848
Bank Premises and Equipment, Miscellaneous Assets and Intangible Assets	3,758,652	3,061,951	2,461,266	1,920,569	1,483,585
Other Assets	2,080,899	1,367,672	1,088,938	1,055,116	1,140,196

Total Assets	107,314,478	83,156,386	63,458,271	51,193,026	35,708,063

Liabilities
Deposits	64,666,037	51,395,323	39,945,180	30,135,137	22,222,764
Other Liabilities Resulting from Financial Brokerage	25,401,369	19,333,334	14,281,657	13,927,139	7,608,071
Subordinated Notes	2,065,815	1,656,297	1,188,015	984,364	1,253,027
Other Liabilities	4,153,807	3,210,733	2,471,421	2,065,457	1,772,490
Minority Interest	781,026	601,959	701,920	529,314	382,211

Total Liabilities	97,068,054	76,197,646	58,588,193	47,641,411	33,238,563

Shareholders’ Equity	10,246,424	6,958,740	4,870,078	3,551,615	2,469,500

Total Liabilities and Shareholders’ Equity	107,314,478	83,156,386	63,458,271	51,193,026	35,708,063

INCOME STATEMENT – MAIN ACCOUNTS OF THE CONSOLIDATED INCOME STATEMENT

	12.31.14	12.31.13	12.31.12	12.31.11	12.31.10
Net Financial Income	9,539,418	6,904,684	5,188,378	3,743,543	2,203,445
Net Income from Services	5,698,348	4,239,391	3,200,010	2,451,703	1,781,877
Provision for Loan Losses	(2,411,250)	(1,776,255)	(1,347,302)	(843,370)	(551,524)
Administrative Expenses	(9,221,356)	(7,427,206)	(5,773,634)	(4,205,211)	(2,845,314)

Net Income from Financial Brokerage	3,605,160	1,940,614	1,267,452	1,146,665	588,484
Other Miscellaneous Income	1,724,902	1,115,037	858,041	714,141	78,608
Income Tax	(1,992,272)	(1,231,998)	(789,278)	(753,863)	(258,191)

Net Income	3,337,790	1,823,653	1,336,215	1,106,943	408,901

STRUCTURE OF THE CONSOLIDATED STATEMENT OF CASH FLOWS

	12.31.14	12.31.13	12.31.12	12.31.11	12.31.10
Funds Provided by Operating Activities	7,495,965	3,485,941	1,675,711	431,989	2,762,967
Funds (Used for) Investing Activities	(494,939)	(437,275)	(308,999)	(273,375)	(363,329)
Funds (Used for) Provided by Financing Activities	(1,285,137)	421,886	(673,393)	2,370,757	(494,308)
Financial Results and by Holding of Cash and Cash Equivalents	1,514,245	1,029,351	386,486	271,285	109,457

Total Funds Provided during the Fiscal Year	7,230,134	4,499,903	1,079,805	2,800,656	2,014,787

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($)

RATIOS

LIQUIDITY

Since the consolidated accounts mainly stem from Banco de Galicia y Buenos Aires S.A., the individual liquidity ratio for the Bank is detailed as follows:

	12.31.14	12.31.13	12.31.12	12.31.11	12.31.10
Liquid Assets (*) as a Percentage of Transactional Deposits	75.32	64.75	55.87	76.12	63.38
Liquid Assets (*) as a Percentage of Total Deposits	38.60	30.78	27.64	37.85	33.98

(*)	Liquid Assets include cash and due from banks, Lebacs and Nobacs, net call money, short-term placements in correspondent banks, Special Guarantees Accounts at the Argentine Central Bank and repo and reverse repo transactions with the local market.

SOLVENCY

	12.31.14	12.31.13	12.31.12	12.31.11	12.31.10
Solvency	10.56	9.13	8.31	7.45	7.43

CAPITAL ASSETS

	12.31.14	12.31.13	12.31.12	12.31.11	12.31.10
Capital Assets (*)	3.55	3.79	4.00	3.86	4.30

(*)	Equity investments, bank premises and equipment, miscellaneous assets and intangible assets/total assets.

PROFITABILITY

	12.31.14	12.31.13	12.31.12	12.31.11	12.31.10
Return on Average Assets (*)	3.85	2.91	2.80	3.07	1.76
Return on Average Shareholders’ Equity (*)	39.07	32.47	32.12	37.39	18.63

(*)	Annualized.

EQUITY INVESTMENTS

BANCO DE GALICIA Y BUENOS AIRES S.A.

Founded in 1905, Banco de Galicia y Buenos Aires S.A. is one of the largest private-sector banks in the Argentine financial system, and one of the leading providers of financial services in the country. Through affiliated companies and a variety of distribution channels, Banco Galicia offers a full spectrum of financial services to both individual and corporate customers Banco de Galicia y Buenos Aires S.A. operates one of the most extensive and diversified distribution networks of the Argentine private financial sector, offering 261 branches, together with 392 points of contact gathered between regional credit-card companies and Compañía Financiera Argentina S.A.

In fiscal year 2014, Banco de Galicia y Buenos Aires S.A. recorded net income amounting to $ 3,158,416, $ 1,321,533 higher than that recorded the previous fiscal year, representing a 71.94% increase. The increase in income, when compared to fiscal year 2013, mainly resulted from the $ 4,103,461 increase in net operating income (net financial income plus net income from services). This increase was offset by a $ 1,693,313 increase in administrative expenses, a $ 634,995 increase in provisions for loan losses and a $ 723,537 increase in income tax. Net operating income for fiscal year 2014 amounted to $ 15,785,940 million, what represents a 35.12% increase compared to the $ 11,682,479 million recorded the previous fiscal year. This positive evolution was due to a $ 2,534,889 million increase in the net financial income, as well as higher net income from services for $ 1,568,572 million (32.91%). Provisions for loan losses reached

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($)

$ 2,411,250, $ 634,995 million higher than those established during the previous fiscal year, an increase both regarding corporations and individuals. Administrative expenses totaled $ 8,889,893, increasing 23.53%, due to the increase in personnel expenses as a consequence of the salary increase agreed upon with unions. The remaining administrative expenses showed an increase, as a result of the evolution of costs related to the different services hired by the Bank. The income tax charge for the fiscal year amounted to $ 1,901,885, $ 723,537 higher than that for fiscal year 2013.

Banco Galicia’s credit exposure to the private sector amounted to $ 79,016,149, showing a 20.08% growth during the year. Meanwhile, deposits reached $ 64,931,506, growing 24.73% during the same fiscal year. As of December 31, 2014, Banco de Galicia y Buenos Aires S.A.’s estimated share in loans to the private sector was 8.78%, the same level than at the end of 2013; while its estimated share in deposits from the private sector was 8.79%, when compared to 9.20% the previous year.

NET INVESTMENT S.A.

Grupo Financiero Galicia S.A.’s equity investment in Net Investment S.A.’s capital stock is 87.50%, whereas the remaining 12.50% is owned by Banco de Galicia y Buenos Aires S.A.

Net Investment S.A. was created to carry out Internet business transactions.

Net income for the fiscal year ended December 31, 2014 is $ 24, which allocation shall be decided upon by the General Shareholders’ Meeting.

The outlook for the next fiscal year is related to the possibility of carrying out some of the projects that are being analyzed by the Board of Directors.

SUDAMERICANA HOLDING S.A.

Sudamericana Holding S.A. is a holding company providing life, retirement, property insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. has the remaining 12.50%.

The insurance business undertaken by the Company is one of the most important aspects of Grupo Financiero Galicia S.A.’s general plan to strengthen its position as a leading financial services provider.

Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business amounted to $ 1,761,787 during the twelve-month period ended on December 31, 2014. As of December 31, 2014, these companies had approximately 6.3 million policies/certificates in all their insurance lines.

From a commercial standpoint, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies’ sales.

As a result of this effort, the premium volume for the fourth quarter of 2014 exceeded that for the same quarter of the previous year by 39.1%.

GALICIA WARRANTS S.A.

Galicia Warrants S.A. was established in 1993 and, since then, has become a leading company. It renders services to the productive sector as an additional credit instrument, also rendering a full spectrum of services related to inventory management.

Its shareholders are Grupo Financiero Galicia S.A., which holds an 87.5 % equity investment in the company, and Banco de Galicia y Buenos Aires S.A., which holds a 12.5 % interest.

The company has its corporate headquarters in Buenos Aires and an office in the city of Tucumán, through which it carries out its transactions in the warrants market and as well includes other services related to its main activity, for different regional economies and geographic areas of the country.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF DECEMBER 31, 2014 AND DECEMBER 31, 2013

Figures Stated in Thousands of Pesos ($)

In 2014, the level of activity with regard to financing with warrants was 10% higher than the previous year. The sectors that demanded these services the most were regional economies, mainly those related to agriculture and sugar. The outlook for 2015 is that of a market demanding financing through warrants at a similar level than the one recorded this year.

With regard to storage services, the level of activity in our warehouses remained, thus meeting expectations.

During fiscal year 2014, deposit certificates and warrants issued amounted to $ 792,413, regarding merchandise under custody located throughout the country.

In the fiscal year ended December 31, 2014, Galicia Warrants S.A. obtained income from services amounting to $ 42,993. Net income for fiscal year 2014 reached $ 12,783.

Galicia Warrants S.A. continues working with the purpose of rendering its customers a high quality and more reliable service that is better tailored to meet their needs.

GALICIA ADMINISTRADORA DE FONDOS S.A. SOCIEDAD GERENTE DE FONDOS COMUNES DE INVERSION

On April 7, 2014, Banco de Galicia y Buenos Aires S.A. presented Grupo Financiero Galicia S.A. with an offer to sell 19,000 shares of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión, representing 95% of the aforementioned company’s capital stock, being the offer considered accepted at the time the buyer made a payment equivalent to 25% of the total purchase price.

On April 15, 2014, Grupo Financiero Galicia S.A.’s Board of Directors approved the purchase of 95% of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión’s capital stock.

Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión administers the FIMA mutual funds distributed by Banco de Galicia y Buenos Aires S.A. (custodial agent of collective investment products corresponding to mutual funds), through its broad channel network (branches, electronic banking, phone banking), to different customer segments (institutional, corporate and individual customers).

FIMA funds increased 79% in 2014, when compared to the end of 2013. The volume of funds managed reached $ 11,885,323 as of December 31, 2014, representing an 8.98% market share, thus maintaining its share in the market.

This increase in volume mainly took place in the institutional and corporate customers segments, particularly regarding FIMA Ahorro Pesos and FIMA Ahorro Plus; and it is worth noting the 638% growth of Fima Abierto Pymes fund and the 195% growth of FIMA PB Acciones fund.

During the fiscal year, and being the new Capital Markets Law in full force and effect, the company’s Bylaws were amended, eliminating the limitation with regard to the sole corporate purpose. This allows the company to carry out other activities, such as portfolio management.

The outlook for fiscal year 2015 is that mutual funds will continue growing, as well as the businesses related thereto, within the framework of the new Capital Markets Law, for instance advisory services and management of discretional investment portfolios.

OUTLOOK

Grupo Financiero Galicia S.A.’s outlook for fiscal year 2015 is mainly linked to the development of the Argentine economy, and particularly the evolution of the financial system.

Buenos Aires, February 12, 2015.

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To the Directors of

Grupo Financiero Galicia S.A.

Tte. Gral. Juan D. Perón 430 – 25th floor

Buenos Aires

1.	In our capacity as members of the Supervisory Syndics’ Committee of Grupo Financiero Galicia S.A., in accordance with the provisions of Section 294, Subsection 5 of the Corporations Law, we have performed an audit of the Inventory and the Balance Sheet of Grupo Financiero Galicia S.A. (the “Company”) as of December 31, 2014, and the related Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flows for the fiscal year then ended, as well as supplementary Notes 1 to 16 and Schedules A, B, C, D, E, G and H, which have been submitted by the Company to our consideration. Furthermore, we have examined the consolidated financial statements of Grupo Financiero Galicia S.A. and its controlled companies for the fiscal year ended December 31, 2014, with Notes 1 to 39, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company. Our responsibility is to issue a report on said documents.

2.	Our work was conducted in accordance with standards applicable to syndics in Argentina. These standards require our examination to be performed in accordance with the professional auditing standards applicable in Argentina and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who submitted their audit report on February 12, 2015. Said review included verifying the work plans and the nature, scope and timing of the procedures applied and of the results of the audit performed by the above-referred professionals. An audit requires auditors to plan and carry out the auditing work in order to obtain reasonable assurance that the financial statements are free of false statements or material errors, and express an opinion on the fairness of the relevant information disclosed in the financial statements. An audit involves examining, on a selective test basis, the evidence supporting the amounts and the information disclosed in the financial statements, an assessment of the applied accounting standards and significant estimates issued by the Company, as well as an evaluation of the general presentation of the financial statements.

Given that it is not the responsibility of the Supervisory Syndics’ Committee to exercise any management control, our examination did not extend to the business criteria and decisions of the different areas of the Company, as these matters are the exclusive responsibility of the Company’s Board of Directors. We also report that, in compliance with the legality control that is part of our field of competence, during this fiscal year we have applied the procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances.

We believe that the work we performed provides a reasonable basis for our opinion.

3.	The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method and preparing the consolidated financial statements of the Company. As mentioned in Note 1.16. to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in Buenos Aires. Certain differences determined by the Company are included in the aforementioned Note.

4.	In our opinion, the financial statements of Grupo Financiero Galicia S.A. fairly present, in all material respects, its financial condition as of December 31, 2014, and the results of its operations, the changes in shareholders’ equity and the cash flows for the fiscal year then ended, and the consolidated financial condition as of December 31, 2014, the consolidated results of their operations and the consolidated cash flows for the fiscal year then ended, in accordance with Argentine Central Bank regulations and, except for what was stated in item 3 above, with professional accounting standards applicable in Buenos Aires. In compliance with the legality control that is part of our field of competence, we have no observations to make.

As regards the Additional Information to the Notes to the Financial Statements required by Title IV, Chapter III, Article 12 of the amended text of the regulations of the National Securities Commission (text amended in 2013), the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the fiscal year ended December 31, 2014, we have no observations to make insofar as concerns our field of competence, and any assertion on future events is the exclusive responsibility of the Company’s Board of Directors.

5.	Furthermore, we report the following: a) the accompanying financial statements and the corresponding inventory stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina; b) as called for by the amended text of the regulations of the National Securities Commission (text amended in 2013) concerning the independence of external auditors as well as the quality of the auditing policies applied by them and the Company’s accounting policies, the abovementioned external auditor’s report includes a representation indicating that the auditing standards in force have been observed, which standards include independence requirements, and contains no observations relative to the application of said professional accounting standards, except as mentioned in their report as concerns the application of the rules issued by the Argentine Central Bank, which prevail over the professional accounting standards; c) we have applied the procedures on asset laundering and terrorism financing set forth in the corresponding professional accounting standards issued by the Professional Council in Economic Sciences of Buenos Aires.

Buenos Aires, February 12, 2015.

Enrique M. Garda Olaciregui
Syndic
Supervisory Syndics’ Committee

AUDITORS’ REPORT

To the Chairman and Directors of

Grupo Financiero Galicia S.A.

Legal Domicile:

Tte. Gral. Juan D. Perón 430 – 25th floor

Buenos Aires

C.U.I.T. 30-70496280-7

1.	We have performed an audit of the Balance Sheet of Grupo Financiero Galicia S.A. (the “Company”) as of December 31, 2014 and December 31, 2013, and the related Income Statements, Statements of Changes in Shareholders’ Equity and Statements of Cash Flows for the fiscal year then ended, as well as supplementary Notes 1 to 16, Schedules A, B, C, D, E, G and H, which supplement them. Furthermore, we have performed an audit of the Consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of December 31, 2014 and December 31, 2013, and the Consolidated Income Statements and Consolidated Statements of Cash Flows and Cash Equivalents for the fiscal years then ended, together with Notes 1 to 39, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company. Our responsibility is to express an opinion on the financial statements based on the audits we performed.

2.	Our examinations were carried out in accordance with the auditing standards applicable in Argentina, which have been approved by the Professional Council in Economic Sciences of Buenos Aires (“C.P.C.E.C.A.B.A.”). Said auditing standards require auditors to plan and carry out the auditing work in order to obtain reasonable assurance that the financial statements are free of material errors, and express an opinion on the fairness of the relevant information disclosed in the financial statements. An audit involves examining, on a selective test basis, the evidence supporting the amounts and the information disclosed in the financial statements. An auditing process also involves an assessment of the applied accounting standards and significant estimates issued by the Company, as well as an evaluation of the general presentation of the financial statements. We believe that the audits performed provide a reasonable basis for our opinion.

3.	The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method and preparing the consolidated financial statements of the Company. As mentioned in Note 1.16. to the consolidated financial statements, the above-mentioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in Buenos Aires. Certain differences determined by the Company are included in the aforementioned Note.

4.	In our opinion:

a)	the financial statements of Grupo Financiero Galicia S.A. fairly present, in all material respects, its financial condition as of December 31, 2014 and December 31, 2013, and the results of its operations, the changes in shareholders’ equity and the cash flows for the fiscal years then ended, in accordance with Argentine Central Bank regulations and, except for the departures from GAAP stated in item 3 above, with accounting standards applicable in Buenos Aires.

b)	the consolidated financial statements of Grupo Financiero Galicia S.A. and its controlled companies present fairly, in all material respects, their consolidated financial condition as of December 31, 2014 and December 31, 2013, the consolidated results of their operations and the consolidated cash flows for the fiscal years then ended, in accordance with Argentine Central Bank regulations and, except for the departures from GAAP stated in item 3 above, with accounting standards applicable in the City of Buenos Aires.

5.	As called for by the regulations in force, we report that:

a)	the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Corporations Law, and pertinent resolutions of the National Securities Commission.

b)	the financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations.

c)	we have read the Informative Review, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and Title IV, Chapter III, Article 12 of the amended text of the regulations of the National Securities Commission (text amended in 2013), and the Supplementary and Explanatory Statement by the Board of Directors, required by the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations, about which, insofar as concerns our field of competence, we have no significant observations to make.

d)	As of December 31, 2014, Grupo Financiero Galicia S.A.’s accrued debt with the Argentine Integrated Social Security System, which stems from the accounting records, amounted to $ 94,381.54, which was not yet due at that date.

e)	as required by Title II, Section VI, Chapter III, Article 21, Subarticle e) of the amended text of the Regulations of the National Securities Commission (text amended in 2013), we report that the total fee amount Price Waterhouse & Co. S.R.L., Price Waterhouse & Co. Asesores de Empresas S.R.L. and PricewaterhouseCoopers Jurídico Fiscal S.R.L. (hereinafter the three companies as a whole “PwC Argentina”) billed the Company for professional auditing and related services in the fiscal year ended December 31, 2014, represents:

e.1)	99% of total fees PwC Argentina billed the Company for services in that fiscal year;

e.2)	16% of total fees PwC Argentina billed the Company and its controlling, controlled and related companies for auditing and related services in that fiscal year;

e.3)	15% of total fees PwC Argentina billed the Company and its controlling, controlled and related companies for services in that fiscal year;

f)	as required by Title IV, Section I, Chapter I, Article 2 of the amended text of the Regulations of the National Securities Commission (text amended in 2013), we report that:

f.1)	Grupo Financiero Galicia S.A.’s corporate purpose is exclusively related to financial and investment activities;

f.2)	the interest in Banco de Galicia y Buenos Aires S.A. accounts for 94.39% of Grupo Financiero Galicia S.A.’s assets, being the Company’s main asset;

f.3)	95.37% of Grupo Financiero Galicia S.A.’s income stems from the equity investment in the Bank mentioned in f.2).

f.4)	Grupo Financiero Galicia S.A. holds a 100% equity percentage in the capital stock, thus having a controlling interest in the Bank mentioned in f.2).

g)	We have applied the procedures on asset laundering and terrorism financing set forth in the corresponding professional accounting standards issued by the Professional Council in Economic Sciences of Buenos Aires.

Buenos Aires, February 12, 2015.

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. Vol. 1 Fo. 17
Santiago J. Mignone
Public Accountant (UBA)
C.P.C.E.C.A.B.A. Vol. 233 Fo. 237